SEC Registration Nos.
811-3591 and 2-80154


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Post-Effective Amendment No. 34             XX

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT ACT OF 1940

Amendment No. 34                    XX


Calvert Variable Series, Inc.
(Exact Name of Registrant as Specified in Charter)

4550 Montgomery Avenue
Bethesda, Maryland 20814
(Address of Principal Executive Offices)

Registrant's Telephone Number: (301) 951-4800

William M. Tartikoff
4550 Montgomery Avenue
Bethesda, Maryland 20814
 (Name and Address of Agent for Service)

It is proposed that this filing will become effective

__ Immediately upon filing          XX on April 30, 1998
pursuant to paragraph (b)           pursuant to paragraph (b)

__ 60 days after filing             __ on (date)
pursuant to paragraph (a)           pursuant to paragraph (a)

of Rule 485.

Calvert Variable Series, Inc.
Form N-1A Cross Reference Sheet

Item number                Prospectus Caption

1.                         Cover Page
2.                         *
3.                         Financial Highlights
4.                         The Fund
                           Investment Objectives and Policies
                           of the Series
5.                         The Fund and Its Management
                           Transfer and Dividend Disbursing Agent
6.                         The Fund and Its Management
                           Dividends and Distributions
                           Total Return and Yield Information
                           Taxes
7.                         Purchase and Redemption of Shares
8.                         Purchase and Redemption of Shares
9.                         *

                           Statement of Additional Information Caption

10.                        Cover Page
11.                        Table of Contents
12.                        General Information
13.                        Investment Objectives and Policies
                           Investment Restrictions
                           Investment Selection Process
                           Portfolio Turnover
14.                        Management of the Fund
15.                        General Information
16.                        Investment Advisor
                           Independent Accountants and Custodians
17.                        Investment Advisor
                           Securities Transactions and Brokerage
18.                        General Information
19.                        Determination of Net Asset Value
                           Purchase and Redemption of Shares
20.                        Taxes
21.                        *
22.                        Calculation of Yield and Total Return
23.                        Financial Statements

*  Inapplicable or negative answer

              PROSPECTUS - APRIL 30, 1998

              CALVERT VARIABLE SERIES, INC.

          CALVERT SOCIAL MONEY MARKET PORTFOLIO

 4550 MONTGOMERY AVENUE, BETHESDA, MARYLAND 20814 (800)368-2748


The Calvert Social Money Market Portfolio (formerly,
Calvert Responsibly Invested Money Market Portfolio)
(the  "Portfolio") is a series of Calvert Variable
Series, Inc. (formerly, Acacia Capital Corporation) (the
"Fund"), an open-end management investment company whose investment advisor is Calvert Asset Management Company,
Inc. (the "Investment Advisor").


The Portfolio invests in money market instruments, including repurchase agreements with banks and brokers secured by money market instruments, and seeks to maintain a constant net asset value of $1.00 per share.
An investment in the Portfolio is neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share. See
"Investment Objective and Policies."


This Prospectus sets forth the information that a prospective policyholder should know before directing investment in the Portfolio and it should be read and kept for future reference. A Statement of Additional
Information dated April 30, 1998, which contains further information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling the Fund at the number above, or by writing the Fund at 4550 Montgomery Avenue, Suite
1000N, Bethesda, Maryland 20814. The Commission maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.


Shares of the Fund are offered only to insurance companies for allocation to certain of their variable separate accounts.

 ..........................................................

                   FINANCIAL HIGHLIGHTS
----------------------------------------------------------


The following table provides information about the Portfolio's financial history. It expresses the information in terms of a single share outstanding throughout each period. The table has been audited by those independent accountants whose report is included in the Portfolio's Annual Report to Shareholders, for each of the respective periods presented. The table should be read in conjunction with the financial statements and their related notes. The Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information.


----------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE
COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF,
OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT
INSURED BY THE FDIC OR ANY OTHER AGENCY.

                             Years Ended


                             December 31,   December 31, December 31,
SOCIAL MONEY MARKET PORTFOLIO           1997    1996        1995
----------------------------------------------------------
Net asset value, beginning              $1.000   $1.000      $1.000
----------------------------------------------------------
Income from investment operations
   Net investment income                .051       .048        .055
   Net realized gain (loss)                -          -           -
----------------------------------------------------------
     Total from investment operations   .051       .048        .055
----------------------------------------------------------
Distributions from
   Net investment income                (.051)   (.048)      (.055)
----------------------------------------------------------
Total increase (decrease) in net
  asset value                               -         -           -
Net asset value, ending                 $1.000   $1.000      $1.000
----------------------------------------------------------


Total return*                           5.20%     4.95%       5.37%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                5.10%     4.82%       5.23%
----------------------------------------------------------
   Total expenses+                      .69%       .75%        .66%
   Net expenses              .          .59%       .62%        .59%
   Expenses reimbursed                     -          -           -
Net assets, ending (in thousands)       $6,242   $4,378      $5,129
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   6,246     4,382       5,133
----------------------------------------------------------


                      Periods Ended
----------------------------------------------------------
                      December 31,      December 31,    December 31,
SOCIAL MONEY MARKET PORTFOLIO           1994    1993        1992^
----------------------------------------------------------
Net asset value, beginning              $1.000   $1.000      $1.000
----------------------------------------------------------
Income from investment operations
   Net investment income                .039       .031        .009
   Net realized gain (loss)               -           -           -
----------------------------------------------------------
     Total from investment operations   .039       .031        .009
----------------------------------------------------------
Distributions from
   Net investment income                (.039)   (.031)      (.009)
----------------------------------------------------------
Total increase (decrease) in
  net asset value                           -         -           -
Net asset value, ending                 $1.000   $1.000      $1.000
----------------------------------------------------------

Total return*                           3.96%     3.09%       2.11%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                3.91%     3.07%    3.02%(a)
----------------------------------------------------------
   Total expenses+                         NA         NA         NA
   Net expenses                          .45%          -          -
   Expenses reimbursed                   .36%       .11%     .85%(a)
Net assets, ending (in thousands)      $6,479     $4,032      $1,795
----------------------------------------------------------
Number of shares outstanding, ending
(in thousands)                          6,484      4,032       1,795
----------------------------------------------------------
(a) Annualized
+ Effective December 31, 1995, this ratio reflects total
expenses before reduction for fees paid indirectly; such
reductions are included in the ratio of net epenses.
* Total return is for the Portfolio only and does not
reflect sales charges and expenses deducted by the Insurance Companies. Total return is not annualized for periods of less than one year.
^ From March 1, 1995 inception.
NA Disclosure not applicable to prior periods.
----------------------------------------------------------


INVESTMENT OBJECTIVE AND POLICIES
The investment objective described below is fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. As a Policyholder, you may be given an opportunity to indicate how you believe the Insurance
Company should vote the shares which underlie your Policy.

The investment objective of the Portfolio is to provide current income by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business. The Portfolio aims for short-term cash management and stability of principal. The Portfolio seeks to provide the highest level of current income, consistent with liquidity, safety and security of capital, by investing in money market instruments, including repurchase agreements with recognized securities dealers and banks secured by such instruments, selected in accordance with its investment and social criteria. The Portfolio attempts to maintain a constant net asset value of $1.00 per share.

The Portfolio invests only in high grade, short-term money market instruments which may include: obligations issued or guaranteed as to principal by the United
States Government, its agencies and instrumentalities;
U.S. dollar-denominated certificates of deposit, time deposits and bankers' acceptances of U.S. banks, generally banks with assets in excess of $1 billion; and commercial paper (including participation interests in loans extended by banks to issuers of commercial paper) that at the date of investment is rated A-1 by Standard
& Poor's Corporation or Prime-1 by Moody's Investors
Service, Inc., or, if not rated, is of comparable quality.

 ..........................................................

ADDITIONAL FUNDAMENTAL INVESTMENT POLICIES
The Portfolio may engage in repurchase agreements and reverse repurchase agreements. In a repurchase agreement, the Portfolio buys a security subject to the right and obligation to sell it back at a higher price.
In order to minimize any risk involved, the Portfolio engages in such transactions only with recognized securities dealers and banks determined by the Advisor to present a minimal credit risk. Repurchase agreements are fully collateralized and always have a maturity of less than one year. No more than 10 percent of Portfolio assets may be invested in repurchase agreements not terminable within seven days. In a reverse repurchase agreement, the Portfolio sells a security subject to the right and obligation to buy it back at a higher price.
The Portfolio then invests the proceeds from the transaction in another obligation in which it is authorized to invest. For reverse repurchase agreements, the Portfolio maintains a segregated account with liquid assets equal in value to the repurchase price.

The Portfolio may borrow money from banks (and pledge its assets to secure such borrowing) for temporary or emergency purposes, but not for leverage. This type of borrowing may not exceed 10% of the value of the Portfolio's total assets. The Portfolio may also make loans of the securities it holds. The advantage of loaning securities is that the Portfolio continues to receive the equivalent of the interest earned or dividends paid by the issuers while at the same time earning interest on the cash or equivalent collateral that may be invested in accordance with the Portfolio's investment objective, policies, and restrictions. The purpose of the loans is usually to facilitate the delivery of securities. As with any extension of credit, there may be risks of delay in recovery and possible loss of rights in the loaned security if the borrower fails financially. The Investment Advisor attempts to reduce the risk by lending only to borrowers that it deems creditworthy and only on terms that it believes compensates for any risk inherent in the transaction.

The Portfolio may lend its securities to New York Stock
Exchange member firms and to commercial banks with assets of one billion dollars or more. All loans must be secured continuously in the form of cash or cash equivalents such as U.S. Treasury bills. In addition, the amount of collateral must, on a current basis, equal or exceed the market value of the loaned securities, and the Portfolio may only make the loan if the value of the securities loaned does not exceed 10% of its assets. The
Portfolio must be able to terminate loans at any time with appropriate notice. The Portfolio will exercise its right to terminate a securities loan in order to preserve its right to vote on matters of importance affecting holders of the securities. All securities must be returned to the Portfolio when a loan terminates, and the Portfolio absorbs any gain or loss in the market value of the securities during the loan period.


The Portfolio may invest up to 25% of its assets in the securities of foreign issuers, provided it purchases only high quality, U.S. dollar-denominated instruments.


 ..........................................................


ADDITIONAL NONFUNDAMENTAL INVESTMENT POLICIES
The Portfolio has adopted the following operating (i.e., nonfundamental) investment policies which may be changed by the Board of Directors without shareholder approval:


The Portfolio may not purchase illiquid securities if more than 10% of the value of its net assets would be invested in such securities. Further, the Portfolio may not acquire private placement investments until the value of the Portfolio's assets exceeds $20 million.

For further information on the Portfolio's investment policies and restrictions, as well as a description of the types of securities that may be purchased, see the Statement of Additional Information.

 ..........................................................

                    INVESTMENT SCREENS
----------------------------------------------------------

Each investment is selected with a concern for its social impact. The Portfolio invests in accordance with its philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort.

The Portfolio has developed the following criteria for the selection of organizations in which they invest. The
Portfolio recognizes, however, that these criteria represent standards of behavior which few, if any, organizations totally satisfy and that, as a matter of practice, evaluation of a particular organization in the context of these criteria will involve subjective judgment by the Portfolio's Investment Advisor.

Given these considerations, the Portfolio seeks to invest in producers or service providers that:

1. Deliver safe products and services in ways that sustain our natural environment.

2. Are managed with participation throughout the organization in defining and achieving objectives.

3. Negotiate fairly with their workers, provide an environment supportive of their wellness, do not discriminate on the basis of race, gender, religion, age, disability, ethnic origin, or sexual orientation, do not consistently violate regulations of the Equal Employment Opportunity
     Commission, and provide opportunities for women, disadvantaged minorities, and others for whom equal opportunities have often been denied.

4. Foster awareness of a commitment to human goals, such as creativity, productivity, self-respect and responsibility, within the organization and the world, and continually recreate a context within which these goals can be realized.

The Portfolio will not invest in an issuer primarily engaged in:

1. The production of nuclear energy or the manufacture of equipment to produce nuclear energy.

2. Business activities in support of repressive regimes.

3.   The manufacture of weapons systems.

In addition, the Portfolio will not, as a matter of operating policy which may be changed without the approval of a majority of the outstanding shares, invest in an issuer primarily engaged in the manufacture of alcoholic beverages or tobacco products, or the operation of gambling casinos.


The Portfolio believes that social and technological change will continue to transform America and the world into the next century. Those enterprises that exhibit a social awareness measured in terms of the above attributes and considerations should be better prepared to meet future societal needs for goods and services. By responding to social concerns, these enterprises should maintain flexibility and further social goals. In so doing they may not only avoid the liability that may be incurred when a product or service is determined to have a negative social impact or has outlived its usefulness, but should also be better positioned to develop opportunities to make a profitable contribution to society. The Portfolio believes that these enterprises will be ready to respond to external demands and ensure that over the longer term they will be able to provide a positive return to both investors and society as a whole.


In selecting investments under the four positive and three negative factors outlined above, the Advisor will consider the investments' ability to contribute to the dual objective of the Portfolio. Potential investments are first screened for financial soundness and then evaluated according to social criteria. To the greatest extent possible investments are made in companies exhibiting unusual, positive accomplishments with respect to one or more of the criteria. Companies must meet the Portfolio's minimum standards for all the criteria. It should be noted that the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment portfolios.

The selection of an organization for investment by the Portfolio does not constitute endorsement or validation, nor does the exclusion of an organization necessarily reflect failure to satisfy the Portfolio's social criteria. Investors in the Portfolio are invited to send brief descriptions of companies they believe might be suitable investments.

 ..........................................................

               THE FUND AND ITS MANAGEMENT
----------------------------------------------------------


Calvert Variable Series, Inc. (the "Fund"), a Maryland corporation, is an open-end investment company, which was incorporated under the laws of the State of Maryland on September 27, 1982. The Board of Directors supervises the business affairs and investments of the Fund, which are managed on a daily basis by the Fund's Investment
Advisor. The Fund has several investment Portfolios, each issuing one class of stock. The shares of the Fund currently are sold only to insurance companies
(collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable
Accounts") to fund the benefits under certain variable annuity and variable life insurance policies
(collectively, the "Policies") issued by such companies.
Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance
Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares
(and any distributions on such shares) and the benefits provided under a policy.


 ..........................................................

Investment Advisor


Calvert Asset Management Company, Inc. (the "Advisor"),
4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland
20814, is the Investment Advisor to the Portfolio.
Calvert Asset Management is a wholly-owned subsidiary of Calvert Group, Ltd., which is in turn an indirect wholly-owned subsidiary of Acacia Mutual Life Insurance
Company. As of December 31, 1997, Calvert Group, Ltd.
had assets under management and administration in excess of $5.0 billion. Pursuant to its investment advisory agreement with the Fund, the Investment Advisor manages the investment and reinvestment of the assets of each Portfolio and is responsible for the overall management of the business affairs of each Portfolio, subject to the direction and authority of the Fund's Board of Directors.


 ..........................................................

Advisory Fee


For its services, the Advisor during 1997, received an annual fee of 0.50% of net assets based on a percentage of the average daily net assets of the Portfolio.


 ..........................................................

Expenses


The Portfolio's expenses, which are accrued daily, include: the fee of the Investment Advisor; costs of executing portfolio transactions; pricing costs;
interest; taxes; custodian and transfer agent fees;
legal and auditing fees; bookkeeping and dividend disbursing expenses; and certain other expenses relating to the Portfolio's operations. Certain expenses are paid by the particular Portfolio that incurs them, while other expenses are allocated among each Portfolio on the basis of their relative size (based on net assets), or as designated by the Board of Directors, as appropriate.
Expenses constituted 0.69% of the average net assets of the Portfolio for 1997, including fees paid indirectly, and 0.59% net of fees paid indirectly.


 ..........................................................

Capital Stock


The Fund issues separate stock for each of its Portfolios. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations. No Portfolio has preference over another Portfolio. When issued, shares are fully paid and nonassessable and do not have preemptive or conversion rights or cumulative voting rights. The Insurance Companies and the Fund's shareholders will vote Fund shares allocated to registered separate accounts in accordance with instructions received from policyholders. Under certain circumstances, which are described in the accompanying prospectus of the variable life or annuity policy, the voting instructions received from variable life or annuity policyholders may be disregarded.


 ..........................................................

            PURCHASE AND REDEMPTION OF SHARES
----------------------------------------------------------

The Fund offers its shares, without sales charge, only for purchase by various Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to a Portfolio are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable
Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policyholders of any Insurance Company.
The Fund's Board of Directors intends to monitor events in order to identify any material conflict between such policyholders and to determine what action, if any, should be taken in response to the problem.

The Insurance Companies redeem shares of the Fund to make benefit and surrender payments under the terms of their Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New
York Stock Exchange is open), and are made at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, and in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the Investment Company Act of 1940. The Fund redeems all full and fractional shares of the Portfolio for cash.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio. All instruments held by Calvert Social Money Market are valued on an amortized cost basis.


 ..........................................................

               DIVIDENDS AND DISTRIBUTIONS
----------------------------------------------------------


It is the Portfolio's intention to distribute substantially all of its net investment income, if any.
For dividend purposes, net investment income consists of the interest income earned on investments, plus or minus amortized purchase discount or premium, plus or minus realized and unrealized gains and loss, less estimated expenses. All net realized capital gains, if any, are declared and distributed periodically, at least annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.


 ..........................................................

                    YIELD INFORMATION
----------------------------------------------------------


From time to time Calvert Social Money Market advertises its "yield" and "effective yield." The "yield" of the Portfolio refers to the actual income generated by an investment in the Portfolio over a particular base period of time, which will be stated in the advertisement. If the base period is less than one year, the yield is then "annualized." That is, the amount of income generated by the investment during the base period is assumed to be generated over a one-year period and is shown as a percentage of the investment. The
"effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield'' because of the compounding effect of this assumed reinvestment.



                          TAXES
----------------------------------------------------------


As a "regulated investment company" under the Internal
Revenue Code of 1986, as amended, the Fund is not subject to federal income or excise tax to the extent that it distributes its net investment income and net capital gains. Each Portfolio is treated as a separate entity for federal income tax purposes. Since the sole shareholders of the Fund are Insurance Companies, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.


 ..........................................................


          TRANSFER AND DIVIDEND DISBURSING AGENT
----------------------------------------------------------
Calvert Shareholder Services, Inc., 4550 Montgomery
Avenue, Suite 1000N, Bethesda, Maryland 20814, is the shareholder servicing agent. National Financial Data
Services, Inc.("NFDS"), has been retained by the Fund to act as transfer agent and dividend disbursing agent.

PROSPECTUS - APRIL 30, 1998



              CALVERT VARIABLE SERIES, INC.

            CALVERT SOCIAL SMALL CAP PORTFOLIO
 4550 MONTGOMERY AVENUE, BETHESDA, MARYLAND 20814 (800) 368-2748


The Calvert Social Small Cap Portfolio (formerly,
Calvert Social Strategic Growth Portfolio) (the
"Portfolio" or"Small Cap") is a series of Calvert
Variable Series, Inc. (formerly, Acacia Capital
Corporation) (the "Fund"), an open-end management investment company whose investment advisor is Calvert
Asset Management Company, Inc. (the "Investment
Advisor").

The Portfolio seeks to achieve long-term capital appreciation by investing primarily in the equity securities of small companies** publicly traded in the United States. In seeking capital appreciation, the Portfolio invests primarily in the equity securities of small capitalized growth companies (including American
Depositary Receipts ("ADRs") that have historically exhibited exceptional growth characteristics and that, in the Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Portfolio will take reasonable risks in seeking to achieve its investment objective. There is, of course, no assurance that the Portfolio will be successful in meeting its objective since there is risk involved in the ownership of all equity securities. See "Investment Objective and Policies."

** Currently those with a total capitalization of less than $1 billion at the time of the Fund's initial investment.


This Prospectus sets forth the information that a prospective policyholder should know before directing investment in the Portfolio and it should be read and kept for future reference. A Statement of Additional
Information dated April 30, 1998, which contains further information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling the Fund at the number above, or by writing the Fund at 4550 Montgomery Avenue, Suite
1000N, Bethesda, Maryland 20814. The Commission maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.

Shares of the Fund are offered only to insurance companies for allocation to certain of their variable separate accounts.


----------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE
COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF,
OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT
INSURED BY THE FDIC OR ANY OTHER AGENCY. WHEN INVESTORS
SELL SHARES OF THE FUND, THE VALUE MAY BE HIGHER OR
LOWER THAN THE AMOUNT ORIGINALLY PAID.

FINANCIAL HIGHLIGHTS

The following table provides information about the Portfolio's financial history. It expresses the information in terms of a single share outstanding throughout each period. The table has been audited by those independent accountants whose reports are included in the Fund's Annual Report to Shareholders. The table should be read in conjunction with the financial statements and their related notes. The current Annual
Report to Shareholders is incorporated by reference into the Statement of Additional Information.




                      Periods Ended
----------------------------------------------------------
                                   December 31, December 31, December 31,
                                         1997      1996       1995^
----------------------------------------------------------
Net asset value, beginning              $14.65    $10.94     $10.00
----------------------------------------------------------
Income from investment operations
   Net investment income                  (.12)     (.15)       .25
   Net realized and unrealized
     gain (loss)                         (1.32)     3.90        .93
----------------------------------------------------------
     Total from investment operations    (1.44)     3.75       1.18
----------------------------------------------------------
Distributions from
   Net investment income                      -        -       (.24)
   Net realized gains                    (1.19)    (.04)           -
----------------------------------------------------------
     Total distributions                 (1.19)    (.04)       (.24)
Total increase (decrease) in net
  asset value                            (2.63)    3.71          .94
Net asset value, ending                 $12.02   $14.65       $10.94
----------------------------------------------------------


Total return*                           (9.86%)  34.33%        9.65%
Ratios to average net assets:
   Net investment income                (1.19%) (1.60%)      .43%(a)
----------------------------------------------------------
   Total expenses+                      1.92%     2.27%     2.17%(a)
   Net expenses                         1.61%     1.81%     1.64%(a)
   Expenses reimbursed                  .18%       .20%      .20%(a)
Portfolio turnover                      292%       120%         223%
Average commission rate paid            $.0502   $.0499           NA
Net assets, ending (in thousands)       $4,146   $3,031       $1,209
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                      345      207         111
----------------------------------------------------------
(a) Annualized
+ Effective December 31, 1995, this ratio reflects total
expenses before reduction for fees paid indirectly; such
reductions are included in the ratio of net epenses.
* Total return is for the Portfolio only and does not
reflect sales charges and expenses deducted by the Insurance Companies. Total return is not annualized for periods of less than one year.
^ From March 1, 1995 inception.
NA Disclosure not applicable to prior periods.
----------------------------------------------------------




INVESTMENT OBJECTIVE AND POLICIES

The investment objective described below is not fundamental and may be changed upon 60 days written notice to shareholders without a shareholder vote. There is, of course, no assurance that the Portfolio will be successful in meeting its objective.

The investment objective of the Portfolio is to provide long-term capital appreciation by investing primarily in equity securities of companies that have small market capitalizations. In seeking capital appreciation, the Portfolio invests primarily in equity securities of small capitalized growth companies that have historically exhibited exceptional growth characteristics and that, in the Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Portfolio's investment objective is not fundamental and may be changed without shareholder approval.

The Portfolio pursues the objective of capital appreciation by investing primarily in equity securities of primarily small companies with promising growth potential. These companies typically are developing innovative products or services to seize emerging opportunities.

Under normal circumstances, the Portfolio will invest at least 65% of its total assets in equity securities of companies publicly traded in the United States
(currently those with a total market capitalization of under $1 billion at the time of the Portfolio's initial investment).

The Portfolio considers issuers of all industries with operations in all geographic markets, and does not seek interest income or dividends. Equity securities may include common stocks, preferred stocks, convertible securities and warrants. The Portfolio may hold cash or cash equivalents for temporary defensive purposes or to enable it to take advantage of buying opportunities.
There is, of course, no assurance that the Portfolio will be successful in meeting its objective.

Companies whose capitalization increases or decreases after initial purchase by the Portfolio continue to be considered small-capitalized for purposes of the 65% policy. Accordingly, less than 65% of the Portfolio's total assets may be invested in securities of issuers of companies publicly traded in the United States
(currently those with a total market capitalization of less than $1 billion).

The Portfolio will normally be as fully invested as practicable in common stocks (including ADRs), but also may invest in warrants and rights to purchase common stocks and in debt securities and preferred stocks convertible into common stocks (collectively, "equity securities").

While any investment in securities carries a certain degree of risk, the approach of the Portfolio is designed to maximize growth in relation to the risks assumed. The securities of small cap issuers may be less actively traded than the securities of larger issuers, may trade in a more limited volume, and may change in value more abruptly than securities of larger companies.
Information concerning these securities may not be readily available so that the companies may be less actively followed by stock analysts. Small-cap issuers do not usually participate in market rallies to the same extent as more widely-known securities, and they tend to have a relatively higher percentage of insider ownership.

Investing in smaller, new issuers generally involves greater risk than investing in larger, established issuers. Companies in which the Portfolio is likely to invest may have limited product lines, markets or financial resources and may lack management depth. The securities in such companies may also have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.
Accordingly an investment in the Portfolio may not be appropriate for all investors.

Although the Portfolio invests primarily in equity securities, it may invest up to 35% of its assets in debt securities, excluding money market instruments.
These debt securities may consist of investment-grade and noninvestment-grade obligations. Investment-grade obligations are those which, at the date of investment, are rated within the four highest grades established by Moody's Investors Services, Inc. (Aaa, Aa, A, or Baa) or by Standard and Poor's Corporation (AAA, AA, A, or BBB).
Noninvestment-grade securities are those rated below Baa or BBB, or unrated obligations that the investment subadvisor has determined are not investment-grade; such securities have speculative characteristics. The
Portfolio will not buy debt securities rated lower than
C. See "Additional Risk Factors - Noninvestment-grade
Securities."

Under normal market conditions the Portfolio strives to be fully invested in securities. However, for temporary defensive purposes - which may include a lack of adequate purchase candidates or an unfavorable market environment - the Portfolio may invest up to 35% of its total assets in cash or cash equivalents. Cash equivalents include instruments such as, but not limited to, U.S. government and agency obligations, certificates of deposit, bankers' acceptances, time deposits, commercial paper, short-term corporate debt securities and repurchase agreements.

 ..........................................................

ADDITIONAL FUNDAMENTAL INVESTMENT POLICIES
In extraordinary circumstances, the Portfolio may use options and futures contracts to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security values.
These techniques may involve derivative transactions such as buying and selling options and futures contracts and leveraged notes, entering into swap agreements, and purchasing indexed securities. The Portfolio can use these practices only as protection against an adverse move of the holdings in the Portfolio to adjust the risk and return characteristics of the Portfolio. The decision to invest in these instruments will be based on market conditions, regulatory limits and tax considerations. If market conditions are judged incorrectly, a strategy does not correlate well with the Portfolio's investments, or if the counterparty to the transaction does not perform as promised, these techniques could result in a loss. These techniques may increase the volatility of the Portfolio and may involve a small investment of cash relative to the magnitude of the risk assumed. Any instruments determined to be illiquid are subject to the Portfolio's limitation on illiquid securities. See below and the Statement of Additional Information for more details about these strategies.

There can be no assurance that engaging in options, futures, or any other investment strategy will be successful. While defensive strategies are designed to protect the Portfolio from potential declines, if market values or other economic factors are misgauged, the Portfolio may be worse off than had it not employed the defensive strategy. While an attempt is made to assess market and equity risk and thereby prevent declines in the value of the Portfolio's portfolio holdings, there is a risk of imperfect or no correlation between price movements of portfolio investments and instruments used as part of an investment strategy, so that a loss may be incurred. While such strategies can reduce the risk of loss, they can also reduce the opportunity for gain since they can or may offset favorable price movements.
The use of these strategies may result in a disadvantage to the Portfolio if the Portfolio is not able to purchase or sell a portfolio holding at an optimal time due to the need to cover its transaction in its segregated account, or due to the inability of the Portfolio to liquidate its position because of its relative illiquidity.

The Portfolio may engage in repurchase agreements and reverse repurchase agreements. In a repurchase agreement, the Portfolio buys a security subject to the right and obligation to sell it back at a higher price.
In order to minimize any risk involved, the Portfolio engages in such transactions only with recognized securities dealers and banks determined by the Advisor to present a minimal credit risk. Repurchase agreements are fully collateralized and always have a maturity of less than one year. Repurchase agreements not terminable within seven days are considered illiquid. In a reverse repurchase agreement, the Portfolio sells a security subject to the right and obligation to buy it back at a higher price. The Portfolio then invests the proceeds from the transaction in another obligation in which it is authorized to invest. For reverse repurchase agreements, the Portfolio maintains a segregated account with liquid assets equal in value to the repurchase price.

The Portfolio may borrow money from banks (and pledge its assets to secure such borrowing) for temporary or emergency purposes, but not for leverage. This type of borrowing may not exceed one-third of the value of the Portfolio's total assets. The Portfolio may also make loans of the securities it holds. The advantage of loaning securities is that the Portfolio continues to receive the equivalent of the interest earned or dividends paid by the issuers while at the same time earning interest on the cash or equivalent collateral that may be invested in accordance with the Portfolio's investment objective, policies, and restrictions. The purpose of the loans is usually to facilitate the delivery of securities. As with any extension of credit, there may be risks of delay in recovery and possible loss of rights in the loaned security if the borrower fails financially. The Investment Advisor attempts to reduce the risk by lending only to borrowers that it deems creditworthy and only on terms that it believes compensates for any risk inherent in the transaction.

The Portfolio may lend its portfolio securities to member firms of the New York Stock Exchange and commercial banks with assets of one billion dollars or more, although it does not currently intend to lend more than 5% of its portfolio securities. The advantage of such loans is that the Portfolio continues to receive the equivalent of the interest earned or dividends paid by the issuers on the loaned securities while at the same time earning interest on the cash or equivalent collateral which may be invested in accordance with the Portfolio's investment objective, policies and restrictions. As with any extension of credit, there may be risks of delay in recovery and possibly loss of rights in the loaned securities should the borrower of the loaned securities fail financially.

 ..........................................................

ADRS
The Portfolio may invest up to 15% of its total assets in ADRs which are traded in the U.S. on exchanges or over the counter and are generally sponsored and issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Portfolio may avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the U.S. for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

 ..........................................................

ADDITIONAL NONFUNDAMENTAL INVESTMENT POLICIES
Small Cap has adopted the following operating (i.e., nonfundamental) investment policies which may be changed by the Board of Directors without shareholder approval:

The Portfolio may not purchase illiquid securities if more than 15% of the value of its net assets would be invested in such securities. Further, the Portfolio may not acquire private placement investments until the value of its assets exceeds $20 million.

For further information on the Portfolio's investment policies and restrictions, as well as a description of the types of securities that may be purchased, see the Statement of Additional Information.

 ..........................................................

ADDITIONAL RISK FACTORS
Interest Rate Risk

All fixed income instruments are subject to interest-rate risk: that is, if market interest rates rise, the current principal value of a bond will decline. In general, the longer the maturity of the bond, the greater the decline in value will be.

 ..........................................................

Noninvestment-grade Securities

Noninvestment-grade securities tend to be less sensitive to interest rate changes than higher-rated investments, but are more sensitive to adverse economic changes and individual corporate developments. This may affect the issuer's ability to make principal and interest payments on the debt obligation. There is also a greater risk of price declines due to changes in the issuer's creditworthiness. Because the market for lower-rated securities may be less active ("thinner") than for higher-rated securities, it may be difficult for the Portfolio to sell the securities. Because of a lack of objective data, a thinly-traded market may make it difficult to value the securities, so that the Board of Directors may have to exercise its judgment in assigning a value. See the Appendix in the Statement of Additional
Information for more information on bond ratings.

 ..........................................................

Real Estate Investment Trusts

The Portfolio also may invest in real estate investment trusts ("REITs"), including equity REITs, which own real estate properties, and mortgage REITs, which make construction, development and long-term mortgage loans.
The risks associated with REITs include default by borrowers, self-liquidation, failure to qualify as a pass-through entity under the Federal tax law, failure to qualify as an exempt entity under the 1940 Act, and the fact that REITs are not diversified.

Investment screens
----------------------------------------------------------
Once equity and debt securities are determined to fall within the investment objective of the Portfolio and are deemed financially viable investments, they are screened according to the social criteria described below. These social screens are applied to potential investment candidates by the Advisor in consultation with the Subadvisor. However, the Portfolio may purchase instruments used for defensive purposes, such as short positions, options and futures contracts, without regard to the social criteria. The following criteria may be changed by the Fund's Board of Directors without shareholder approval:

1. The Portfolio avoids investing in companies that, in the Advisor's opinion, have significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record. Additionally, the Portfolio will avoid investing in nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.

2. The Portfolio will not invest in companies that are listed among the top 100 weapons systems contractors, or major nuclear weapons systems contractors.

3. The Portfolio will not invest in companies that, in the Advisor's opinion, have significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or in companies that have major labor-management disputes.

4. The Portfolio will not invest in companies that are significantly involved in the manufacture of tobacco or alcohol products. The Portfolio will not invest in companies that make products or offer services that, under proper use, in the Advisor's opinion, are considered harmful.

While the Portfolio may invest in companies that exhibit positive social characteristics, it makes no explicit claims to seek out companies with such practices.

 ..........................................................

               THE FUND AND ITS MANAGEMENT
----------------------------------------------------------

Calvert Variable Series, Inc. (the "Fund"), a Maryland corporation, is an open-end investment company, which was incorporated under the laws of the State of Maryland on September 27, 1982. The Board of Directors supervises the business affairs and investments of the Fund, which are managed on a daily basis by the Fund's Investment
Advisor. The Fund has several investment Portfolios, each issuing one class of stock. The shares of the Fund currently are sold only to insurance companies
(collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable
Accounts") to fund the benefits under certain variable annuity and variable life insurance policies
(collectively, the "Policies") issued by such companies.
Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance
Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares
(and any distributions on such shares) and the benefits provided under a policy.

 ..........................................................

Investment Advisor and Subadvisor

Calvert Asset Management Company, Inc. (the "Advisor"),
4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland
20814, is the Investment Advisor to all of the Fund's
Portfolios. It is a wholly-owned subsidiary of Calvert
Group, Ltd., which is in turn an indirect wholly-owned subsidiary of Acacia Mutual Life Insurance Company. As of December 31, 1997, Calvert Group, Ltd. had assets under management and administration in excess of $5.0 billion. Pursuant to its investment advisory agreement with the Fund, the Investment Advisor manages the investment and reinvestment of the assets of each Portfolio and is responsible for the overall management of the business affairs of each Portfolio, subject to the direction and authority of the Fund's Board of Directors. The Advisor has retained an investment subadvisor ("Subadvisor") for Small Cap. The Advisor will continuously monitor and evaluate the performance and investment style of the Subadvisor.


The Subadvisor to the Portfolio is Awad & Associates
("AWAD"). AWAD is located at 477 Madison Avenue, New
York, New York 10022. AWAD had $960 million in assets under management as of December 31, 1997. The Subadvisor manages the investment and reinvestment of the assets of the Portfolio, although the Advisor may screen potential investments for compatibility with the Portfolio's social criteria.


The Portfolio will be managed by a team of investment professionals. The Senior Investment Officer is James D.
Awad. Mr. Awad has been in the investment business since
1965, focusing on research and portfolio management.
Prior to forming AWAD, he was founder and President of BMI Capital, a successful money management firm. In addition, he has managed assets at Neuberger & Berman, Channing Management and First Investment Corp. Mr. Awad earned an MBA from Harvard Business School and a BS Cum
Laude from Washington & Lee University.

Dennison T. Veru is President of AWAD. Mr. Veru joined
AWAD in 1992 coming from Smith Barney Harris Upham where he was Senior Vice President of the firm's Whiffletree
Capital Management division specializing in small and medium capitalization stocks. From 1988 through 1990, he was a Vice President of Broad Street Investment
Management. Prior to that, he was an Assistant Vice
President at Drexel Burnham Lambert. Mr. Veru is a graduate of Franklin and Marshall College.

AWAD also manages the Calvert New Vision Small Cap Fund, a series of The Calvert Fund, an open-end investment company sponsored by Calvert Group, Ltd.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Portfolio, pursuant to approval by the Board of Trustees, to enter into and materially amend contracts with the Portfolio's Subadvisor without shareholder approval. See "Investment Advisory Agreement" in the SAI for further details.



Advisory Fee


Effective December 1, 1997, the Investment Advisor received from the Portfolio a monthly base fee, computed on a daily basis at an annual rate of 0.90% of the average daily net assets of the Portfolio.

Prior to December 1, 1997, the Investment Advisor received from the Portfolio a monthly base fee, computed on a daily basis at an annual rate of 1.50% of the average daily net assets of the Portfolio, plus a performance fee. The performance fee was terminated
December 1997.

Effective October 1, 1997, the Advisor paid the
Subadvisor a base fee of 0.40% of the Portfolio's average daily net assets.

Prior to October 1, 1997, the Advisor paid the previous
Subadvisor a base fee of 0.95% of the Portfolio's average net assets.


 ..........................................................

Administrative Services


Calvert Administrative Services Company ("CASC"), an affiliate of the Advisor, has been retained by Small Cap to provide certain administrative services necessary to the conduct of its affairs, including the preparation of regulatory filings and shareholder reports, the daily determination of net asset value per share and dividends, and the maintenance of portfolio and general accounting records. For providing such services, CASC is entitled to receive a fee from the Portfolio of 0.10% of net assets per year. For the period January through November 1997, the fee was based on 0.20% of the Portfolio's annual average net assets. Effective
December 1997, the annual fee was changed to 0.10%.


 ..........................................................

Expenses


The Portfolio's expenses, which are accrued daily, include: the fee of the Investment Advisor; costs of executing portfolio transactions; pricing costs;
interest; taxes; custodian and transfer agent fees;
legal and auditing fees; bookkeeping and dividend disbursing expenses; and certain other expenses relating to the Fund's operations. Certain expenses are paid by the particular Portfolio that incurs them, while other expenses are allocated among each Portfolio on the basis of their relative size (based on net assets), or as designated by the Board of Directors, as appropriate.
Expenses constituted 1.92%, annualized, of the average net assets of the Portfolio for 1997, including fees paid indirectly, and 1.61%, annualized, net of fees paid indirectly.


 ..........................................................

Capital Stock


The Fund issues separate stock for each of its Portfolios. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations. No Portfolio has preference over another Portfolio. When issued, shares are fully paid and nonassessable and do not have preemptive or conversion rights or cumulative voting rights. The Insurance Companies and the Fund's shareholders will vote Fund shares allocated to registered separate accounts in accordance with instructions received from policyholders. Aegon
Financial Services Group, Inc. (formerly, Providian Life and Health Insurance Company) owns more than 25% of the outstanding stock of the Portfolio. Under certain circumstances, which are described in the accompanying prospectus of the variable life or annuity policy, the voting instructions received from variable life or annuity policyholders may be disregarded.


 ..........................................................

            PURCHASE AND REDEMPTION OF SHARES
----------------------------------------------------------

The Fund offers its shares, without sales charge, only for purchase by various Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Portfolio are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable
Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policyholders of any Insurance Company.
The Fund's Board of Directors intends to monitor events in order to identify any material conflict between such policyholders and to determine what action, if any, should be taken in response to the problem.

The Insurance Companies redeem shares of the Fund to make benefit and surrender payments under the terms of their Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New
York Stock Exchange is open), and are made at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, and in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the Investment Company Act of 1940. The amount received on redemption of the shares of the Portfolio may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the Portfolio. The Fund redeems all full and fractional shares of each Portfolio for cash.

The net asset value of the shares of each Portfolio of the Fund is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Except for money market instruments maturing in 60 days or less, securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. Money market instruments with a remaining maturity of 60 days or less held by the Portfolio are valued on an amortized cost basis.

 ..........................................................

               DIVIDENDS AND DISTRIBUTIONS
----------------------------------------------------------

It is the Portfolio's intention to distribute substantially all of its net investment income, if any.
For dividend purposes, net investment income consists of all payments of dividends or interest received by the Portfolio less estimated expenses, including the investment advisory fee. All net realized capital gains, if any, are declared and distributed periodically, at least annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value. No dividends will accrue on amounts represented by uncashed distribution or redemption checks.

 ..........................................................

                 TOTAL RETURN INFORMATION
----------------------------------------------------------

Total Return and Other Quotations

Small Cap may advertise "total return." Total return refers to the total change in value of an investment in the Portfolio over a specified period. It differs from yield in that yield figures measure only the income component of the Portfolio's investments, while total return includes not only the effect of income dividends but also any change in net asset value, or principal amount, during the stated period. Total return shows its overall change in value, including changes in share price and assuming all of the Portfolio's dividends and capital gain distributions are reinvested. A cumulative total return reflects the Portfolio's performance over a stated period of time. An average annual total return reflects the hypothetical annual compounded return that would have produced the same cumulative total return if the Portfolio's performance had been constant over the entire period. Because average annual returns tend to smooth out variations in the Portfolio's returns, you should recognize that they are not the same as actual year-by-year results. The total return of the Portfolio generally does not include the effect of paying the charges or expenses on the particular insurance policy or annuity contract for which the Portfolio serves as the investment vehicle.

 ..........................................................

                          TAXES
----------------------------------------------------------

As a "regulated investment company" under the Internal
Revenue Code of 1986, as amended, the Fund is not subject to federal income or excise tax to the extent that it distributes its net investment income and net capital gains. Each Portfolio is treated as a separate entity for federal income tax purposes. Since the sole shareholders of the Fund are Insurance Companies, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

 ..........................................................

          TRANSFER AND DIVIDEND DISBURSING AGENT
----------------------------------------------------------

Calvert Shareholder Services, Inc., 4550 Montgomery
Avenue, Suite 1000N, Bethesda, Maryland 20814, is the shareholder servicing agent. National Financial Data
Services, Inc. ("NFDS"), has been retained by the Fund to act as transfer agent and dividend disbursing agent.

               PROSPECTUS - APRIL 30, 1998


              CALVERT VARIABLE SERIES, INC.

         CALVERT SOCIAL MID CAP GROWTH PORTFOLIO

 4550 MONTGOMERY AVENUE, SUITE 1000N, BETHESDA, MARYLAND
                  20814 (800) 368-2748


Calvert Social Mid Cap Growth Portfolio, (formerly,
Calvert Responsibly Invested Capital Accumulation
Portfolio) (the "Portfolio"), seeks long-term capital appreciation by investing primarily in a nondiversified portfolio of the equity securities of medium-sized companies. It is a portfolio of Calvert Variable Series, Inc. (formerly, Acacia Capital Corporation) (the
"Fund"), an open-ended management investment company. Of course, there can be no assurance that the Portfolio will be successful in meeting its investment objective.


This Prospectus sets forth basic information about the Portfolio that a prospective investor should know before investing and should be read and retained for future reference. A Statement of Additional Information, dated
April 30, 1998, and incorporated by reference into this Prospectus, has been filed with the Securities and Exchange Commission and may be obtained free of charge by writing or calling the Fund at the address or telephone number listed above. The Commission maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.

Shares of the Portfolio are offered only to insurance companies for allocation to certain of their variable separate accounts.

 ..........................................................

                   FINANCIAL HIGHLIGHTS
----------------------------------------------------------

The following table provides information about the Portfolio's financial history. It expresses the information in terms of a single share outstanding throughout each period. The table has been audited by those independent accountants whose report is included in the Portfolio's Annual Report to Shareholders, for each of the respective periods presented. The table should be read in conjunction with the financial statements and their related notes. The Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information.







----------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY FEDERAL
OR STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF,
OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT
FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE
BOARD, OR ANY OTHER AGENCY.

                      Years Ended


                                   December 31, December 31, December 31,
SOCIAL MID CAP GROWTH PORTFOLIO         1997       1996        1995
----------------------------------------------------------
Net asset value, beginning              $24.05   $22.42      $16.97
----------------------------------------------------------
Income from investment operations
   Net investment income                (.04)     (.12)       (.15)
   Net realized and unrealized
     gain (loss)                        5.70      1.79        6.85
----------------------------------------------------------
     Total from investment operations   5.66      1.67        6.70
Distributions from
----------------------------------------------------------
   Net investment income                  -           -       (.01)
   Net realized gains                   (3.08)    (.04)      (1.24)
----------------------------------------------------------
     Total distributions                (3.08)    (.04)      (1.25)
Total increase (decrease) in net
  asset value                            2.58     1.63        5.45
Net asset value, ending                $26.63   $24.05      $22.42
----------------------------------------------------------


Total return*                           23.53%    7.44%      39.46%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                (.17%)   (.60%)      (.84%)
----------------------------------------------------------
   Total expenses+                      1.04%     1.33%       1.56%
   Net expenses                         .96%      1.00%       1.25%
   Expenses reimbursed                  --         .10%
Portfolio turnover                      96%        124%        135%
Average commission rate paid            $.0516   $.0563          NA
Net assets, ending (in thousands)       $26,117 $19,904      $8,935
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   981         828         398
----------------------------------------------------------

                      Years Ended
----------------------------------------------------------
                                            December 31,   December 31,
SOCIAL MID CAP GROWTH PORTFOLIO                   1994        1993
----------------------------------------------------------
Net asset value, beginning                       $18.95      $17.87
----------------------------------------------------------
Income from investment operations
   Net investment income                            .10         .08
   Net realized and unrealized
     gain (loss)                                  (1.98)       1.27
----------------------------------------------------------
     Total from investment operations            (1.88)        1.35
----------------------------------------------------------
Distributions from
   Net investment income                          (.10)       (.08)
   Net realized gains                                -        (.19)
----------------------------------------------------------
     Total distributions                          (.10)       (.27)
Total increase (decrease) in net
  asset value                                    (1.98)       1.08
Net asset value, ending                          $16.97     $18.95
----------------------------------------------------------

Total return*                                    (9.92%)      7.56%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                           .68%        .66%
----------------------------------------------------------
   Total expenses+                                   NA          NA
----------------------------------------------------------
   Net expenses                                    .79%        .80%
----------------------------------------------------------
   Expenses reimbursed                                -           -
Portfolio turnover                                  79%         26%
Average commission rate paid                         NA          NA
Net assets, ending (in thousands)                $5,689      $4,986
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                               335         263
----------------------------------------------------------



                      Periods Ended

                                             December 31,  December 31,
SOCIAL MID CAP GROWTH PORTFOLIO                  1992         1991^
----------------------------------------------------------
Net asset value, beginning                       $15.82      $15.00
----------------------------------------------------------
Income from investment operations
   Net investment income                            .09         .26
   Net realized and unrealized gain (loss)         2.09         .82
----------------------------------------------------------
     Total from investment operations              2.18        1.08
----------------------------------------------------------
Distributions from
   Net investment income                          (.09)       (.26)
   Net realized gains                             (.04)           -
----------------------------------------------------------
     Total distributions                          (.13)       (.26)
Total increase (decrease) in net asset value      2.05         .82
Net asset value, ending                          $17.87      $15.82
----------------------------------------------------------

Total return*                                    13.73%       7.25%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                          1.19%      .84%(a)
----------------------------------------------------------
   Total expenses+                                   NA           NA
   Net expenses                                     .39%          -
   Expenses reimbursed                              .87%     4.23%(a)
Portfolio turnover                                    2%          5%
Average commission rate paid                          NA          NA
Net assets, ending (in thousands)                   $870        $268
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                                 49          17
----------------------------------------------------------
(a) Annualized
+ Effective December 31, 1995, this ratio reflects total
expenses before reduction for fees paid indirectly; such
reductions are included in the ratio of net epenses.
* Total return is for the Portfolio only and does not
reflect sales charges and expenses deducted by the Insurance Companies. Total return is not annualized for periods of less than one year.
^ From July 16, 1991 inception.
NA Disclosure not applicable to prior periods.
----------------------------------------------------------



INVESTMENT OBJECTIVE AND POLICIES


Calvert Social Mid Cap Growth seeks to provide long-term capital appreciation by investing primarily in a nondiversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth. The Portfolio will rely on its proprietary research to identify stocks that may have been overlooked by analysts, investors, and the media, and which generally have a market capitalization within the range of the S&P 500 Mid-Cap Index, but which may be larger or smaller as deemed appropriate. Investments may also include, but are not limited to, preferred stocks, foreign securities, convertible securities, bonds, notes and other debt securities. The Portfolio may use certain futures and options, invest in repurchase agreements, and lend its portfolio securities. The Portfolio will take reasonable risks in seeking to achieve its investment objective. There is, of course, no assurance that the Portfolio will be successful in meeting its objective since there is risk involved in the ownership of all equity securities. The Portfolio's investment objective is not fundamental and may be changed without shareholder approval. The Portfolio will notify shareholders at least thirty days in advance of a change in the investment objective of the Portfolio so that shareholders may determine whether the Portfolio's goals continue to meet their own.


Under normal market conditions the Portfolio strives to be fully invested in securities. However, for temporary defensive purposes - which may include a lack of adequate purchase candidates or an unfavorable market environment - the Portfolio may invest up to 100% of its assets in cash or cash equivalents. Cash equivalents include instruments such as, but not limited to, U.S.
government and agency obligations, certificates of deposit, bankers' acceptances, time deposits, commercial paper, short-term corporate debt securities and repurchase agreements.

Although the Portfolio invests primarily in equity securities, it may invest in debt securities. These debt securities may consist of investment-grade and noninvestment-grade obligations. Investment-grade obligations are those which, at the date of investment, are rated within the four highest grades established by Moody's Investors Services, Inc. (Aaa, Aa, A, or Baa) or by Standard and Poor's Corporation (AAA, AA, A, or BBB).
Noninvestment-grade securities are those rated below Baa or BBB, or unrated obligations that the investment subadvisor has determined are not investment-grade; such securities are speculative, and the Portfolio currently intends to limit such investments to 5% of its assets.
The Portfolio will not buy debt securities rated lower than C. See "Additional Risk Factors -
Noninvestment-grade Securities."


Calvert Social Mid Cap Growth may, in pursuit of its investment objectives, purchase put and call options and engage in the writing of covered call options and secured put options on securities of issuers that meet the Portfolio's social criteria, and employ a variety of other investment techniques, including the purchase and sale of market index futures contracts, financial futures contracts and options on such futures. Investing in options may involve a greater degree of risk than those inherent in more conservative investment approaches. The Portfolio will engage in futures contracts and related options only to protect against market declines. The Portfolio will not engage in such transactions for speculation or leverage. It is an operating policy of the Fund that no Portfolio may invest in exchange-traded put and call options if as a result more than 5% of its assets would be so invested.


The Portfolio may invest up to 25% of its assets in foreign securities. There are substantial and different risks involved in investing in foreign securities. You should consider these risks carefully. For example, there is generally less publicly available information about foreign companies than is available about companies in the U.S. Foreign companies are generally not subject to uniform audit and financial reporting standards, practices, and requirements comparable to those in the U.S.


For many foreign securities, there are U.S.
dollar-denominated American Depositary Receipts
("ADRs"), which are traded in the U.S. on exchanges or over the counter and are generally sponsored and issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Portfolio may avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the U.S. for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Portfolio may also invest in European
Depositary Receipts ("EDRs"), which are receipts evidencing an arrangement with a European bank similar to that for ADRs and are designed for use in the European securities markets. EDRs are not necessarily denominated in the currency of the underlying security.
The dividends and interest payable on certain of the Portfolio's foreign securities may be subject to foreign withholding taxes, thus reducing the net amount available for distribution to the Portfolio's shareholders.


Repurchase agreements are arrangements under which the Portfolio buys securities and the seller simultaneously agrees to repurchase the securities at a specified time and price. The Portfolio may engage in repurchase agreements to earn a higher rate of return than it could earn simply by investing in the obligation which is the subject of the repurchase agreement. In order to minimize the risk of investing in repurchase agreements, the Portfolio may engage in such transactions only with recognized securities dealers and banks and in all instances holds underlying securities with a value equal to the total repurchase price the dealer or bank has agreed to pay. Repurchase agreements are always for periods of less than one year, and are considered illiquid if not terminable within seven days.

The Portfolio may lend its portfolio securities to member firms of the New York Stock Exchange and commercial banks with assets of one billion dollars or more, provided the value of the securities loaned from the Portfolio will not exceed 10% of the Portfolio's assets. Any such loans must be secured continuously in the form of cash or cash equivalents such as U.S.
Treasury bills; the amount of the collateral must on a current basis equal or exceed the market value of the loaned securities, and the Portfolio must be able to terminate such loans upon notice at any time. The
Portfolio will exercise its right to terminate a securities loan in order to preserve its right to vote on matters of importance affecting holders of the securities.

The advantage of such loans is that the Portfolio continues to receive the equivalent of the interest earned or dividends paid by the issuers on the loaned securities while at the same time earning interest on the cash or equivalent collateral which may be invested in accordance with the Portfolio's investment objective, policies and restrictions.

Securities loans are usually made to broker-dealers and other financial institutions to facilitate their delivery of such securities. As with any extension of credit, there may be risks of delay in recovery and possible loss of rights in the loaned securities should the borrower of the loaned securities fail financially.
However, the Portfolio will make loans of its portfolio securities only to those firms the Advisor deems creditworthy and only on such terms the Advisor believes should compensate for such risk. On termination of the loan the borrower is obligated to return the securities to the Portfolio. The Portfolio will realize any gain or loss in the market value of the securities during the loan period. The Portfolio may pay reasonable custodial fees in connection with the loan.

The Portfolio seeks to achieve its stated objectives by following the investment policies established for that purpose. The investment returns and degrees of market and financial risk depend on the types of investments the Portfolio undertakes to make as established by its policies. Policies that are designated fundamental may not be changed without the approval of the holders of a majority of the outstanding shares of each portfolio affected by the proposed change. As a Policyholder, you may be given an opportunity to indicate how you believe the Insurance Company should vote the shares underlying your Policy.

 ..........................................................

ADDITIONAL RISK FACTORS
Nondiversified Portfolio

There may be risks associated with the Portfolio being nondiversified. Specifically, since a relatively high percentage of the assets of the Portfolio may be invested in the obligations of a limited number of issuers, the value of the shares of a nondiversified
Portfolio may be more susceptible to any single economic, political or regulatory event than the shares of a diversified Portfolio would be.


Interest Rate Risk

All fixed income instruments are subject to interest-rate risk: that is, if market interest rates rise, the current principal value of a bond will decline. In general, the longer the maturity of the bond, the greater the decline in value will be.

 ..........................................................

Small-Cap Stocks


The Portfolio may purchase the securities of small-cap issuers. The securities of small-cap issuers tend to be less actively traded than the securities of larger issuers, may trade in a more limited volume, and may change in value more abruptly than securities of larger companies. Information concerning these securities may not be readily available so that the companies may be less actively followed by stock analysts. Small-cap issuers do not usually participate in market rallies to the same extent as more widely-known securities, and they tend to have a relatively higher percentage of insider ownership. There is no limit on the percentage of assets that may be invested in small-cap issuers.


 ..........................................................

Noninvestment-grade Securities

Noninvestment-grade securities tend to be less sensitive to interest rate changes than higher-rated investments, but are more sensitive to adverse economic changes and individual corporate developments. This may affect the issuer's ability to make principal and interest payments on the debt obligation. There is also a greater risk of price declines due to changes in the issuer's creditworthiness. Because the market for lower-rated securities may be less active ("thinner") than for higher-rated securities, it may be difficult for the Portfolio to sell the securities. Because of a lack of objective data, a thinly-traded market may make it difficult to value the securities, so that the Board of Directors may have to exercise its judgment in assigning a value. See the Appendix in the Statement of Additional
Information for more information on bond ratings.


Calvert Social Mid Cap Growth Portfolio's fixed-income investment strategies caused it to have a relatively high portfolio turnover compared to other portfolios. A portfolio with high turnover may incur higher transaction costs, such as custodian and settlement fees. During fiscal 1997, brokerage commission expenses remained relatively level even though turnover increased significantly, since the fixed-income investments are traded on a spread, rather than a commission basis.


 ..........................................................

                    INVESTMENT SCREENS
----------------------------------------------------------

Once securities are determined to fall within the investment objective of the Portfolio and are deemed financially viable investments, they are screened according to the social criteria described below. These social screens are applied to potential investment candidates by the Advisor in consultation with the Subadvisor.

The following criteria may be changed by the Portfolio's
Board of Directors without shareholder approval:

1. The Portfolio avoids investing in companies that, in the Advisor's opinion, have significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record. Additionally, the Portfolio will avoid investing in nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.

2. The Portfolio will not invest in companies that are significantly engaged in weapons production. This includes weapons systems contractors and major nuclear weapons systems contractors.

3. The Portfolio will not invest in companies that, in the Advisor's opinion, have significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or that have major labor-management disputes.

4. The Portfolio will not invest in companies that are significantly involved in the manufacture of tobacco or alcohol products. The Portfolio will not invest in companies that make products or offer services that, under proper use, in the Advisor's opinion, are considered harmful.

The Advisor will seek to review companies' overseas operations consistent with the social criteria stated above. While the Portfolio may invest in companies that exhibit positive social characteristics, it makes no explicit claims to seek out companies with such practices.

               THE FUND AND ITS MANAGEMENT
----------------------------------------------------------

Calvert Variable Series, Inc. (the "Fund") is an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund was incorporated under the laws of the State of Maryland on September 27, 1982. Calvert Social Mid Cap Growth is one of the Fund's portfolios, and is designed to provide opportunities for investing in enterprises that make a significant contribution to society through their products and services and through the way they do business. Shares of the Portfolio are sold only to insurance companies (collectively, the "Insurance
Companies") for allocation to their separate accounts to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies").

Shares of the Portfolio may only be sold to Insurance
Companies for their separate accounts, and not to individual investors. As such, the "shareholders" referred to in this prospectus are the Insurance
Companies. The Insurance Companies' prospectuses explain the relationship between changes in the net asset value of the Portfolio's shares and the benefits provided under a policy. The prospectuses also detail your interests as a policyholder in the shares of the separate account and your ability to determine the type of investment underlying the Policy. You should carefully review the appropriate prospectus when you consider buying a Policy.

The Fund has several other portfolios or series, which are sold to other insurance companies to fund the benefits under certain variable annuity and variable life insurance policies issued by the insurance companies. The Board of Directors supervises the business affairs and investments of the Portfolio, which is managed on a daily basis by the Investment Advisor.

 ..........................................................

Investment Advisor


Calvert Asset Management Company, Inc. (the"Advisor"),
4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland
20814, is the Investment Advisor to the Portfolio. It is a wholly-owned subsidiary of Calvert Group, Ltd., which is in turn an indirect wholly-owned subsidiary of Acacia
Mutual Life Insurance Company. As of December 31, 1997,
Calvert Group, Ltd. had assets under management and administration in excess of $5.0 billion. Pursuant to its investment advisory agreement with the Fund, the Investment Advisor manages the investment and reinvestment of the assets of the Portfolio and is responsible for the overall management of the business affairs of the Portfolio, subject to the direction and authority of the Fund's Board of Directors.


 ..........................................................

Subadvisor


Brown Capital Management, Inc. of Baltimore, Maryland is the subadvisor to the Portfolio. Brown Capital
Management believes that capital can be enhanced in times of opportunity and preserved in times of adversity without timing the market. The firm uses a bottom-up approach that incorporates growth-adjusted price earnings. Stocks purchased are generally undervalued and have momentum, have earnings per share growth rates greater than the market, are more profitable than the market, and have relatively low price-earnings ratios. A team of experienced investment managers manage the Portfolio.




Mr. Brown is founder and President of Brown Capital
Management. He has over 22 years of investment experience, having served as a Vice President and Portfolio Manager for 10 years at T. Rowe Price
Associates immediately prior to starting his own firm.
Mr. Brown holds an M.S. in Business Administration from the Indiana University School of Business. Additionally, he is a professionally-designated Chartered Financial
Analyst ("CFA") and Chartered Investment Counselor.

Mr. Oppenheim has had 25 years' investment experience for institutions, including the State of Maryland, T.
Rowe Price Associates, Inc., the National Rural Electric
Pension and Brown Capital Management. He holds a B.S. in
Economics and Juris Doctor from the University of Wisconsin, and is a CFA.

Mr. Hall has over 30 years' investment experience including 18 years with T. Rowe Price Associates, Inc., seven years with Emerging Growth Partners, Inc., and four years with The Investment Center, prior to joining
Brown Capital Management. Mr. Hall is a former Trustee of the Peabody Institute of Johns Hopkins University.

 ..........................................................

Advisory Fee


For fiscal year 1997, the Advisor received from the Portfolio a base fee of 0.80% of the average daily net assets of the Portfolio. From this base fee, the Advisor pays the Subadvisor a base fee of 0.25% of average net assets. In addition, under the circumstances described below, the Advisor and the Subadvisor may earn (or have their fees reduced by) performance fee adjustments based on the extent to which performance of the Portfolio exceeds or trails the index against which it is measured. The performance fee adjustment began February
1997. The specific adjustments are as follows, and are calculated monthly:

Calvert Social Mid Cap Growth Portfolio: Advisor's
Performance Fee Adjustment


Performance versus the         Performance Fee
S&P 400 Mid-Cap Index          Adjustment
----------------------------------------------------------

10% to less than 25%           0.01%
25% to less than 40%           0.03%
40% or more                    0.05%

Calvert Social Mid Cap Growth Portfolio: Subadvisor's
Performance Fee Adjustment

Performance versus             Performance Fee
the Index*                     Adjustment
----------------------------------------------------------

10% to less than 25%           0.02%
25% to less than 40%           0.05%
40% or more                    0.10%


*The Index is a blend of 60% of the Russell 1000 Growth
Index and 40% of the Russell 2000 Index.


Payment of an upward performance fee adjustment will be from the Portfolio to the Advisor, and the Advisor will pass on the appropriate amount to the Subadvisor; fees adjusted downward from the base fee as a result of under-performance will be retained by the Portfolio.
Payment of an upward performance adjustment will be conditioned on: (1) the performance of the Portfolio as a whole having exceeded the S&P 400 Mid-Cap Index; and
(2) payment of the performance adjustment not causing the Portfolio's performance to fall below the S&P 400
Mid-Cap Index.

Calvert Administrative Services Company ("CASC"), an affiliate of the Advisor, has been retained by the Portfolio to provide certain administrative services necessary to the conduct of its affairs, including the preparation of regulatory filings and shareholder reports, the daily determination of net asset value per share and dividends, and the maintenance of portfolio and general accounting records. For providing such services, CASC is entitled to receive a fee from the Portfolio of 0.10% of net assets per year.

 ..........................................................

Expenses


The Advisor provides the Fund with investment supervision and management; certain administrative services and office space; furnishes executive and other personnel to the Fund; and pays the salaries and fees of all Directors who are affiliated persons of the Advisor.
The Advisor may also assume and pay certain advertising and promotional expenses of the Funds and reserves the right to compensate broker-dealers in return for their promotional or administrative services. The Fund pays all other operating expenses, including the fee of the Investment Advisor; costs of executing portfolio transactions; pricing costs; interest; taxes; custodian and transfer agent fees; legal and auditing fees;
bookkeeping and dividend disbursing expenses; and certain other expenses relating to operations. Certain expenses are paid by the Portfolio, while other expenses are allocated among the various portfolios of the Fund on the basis of their relative size (based on net assets), or as designated by the Board of Directors, as appropriate. Expenses constituted 1.04% of the average net assets of the Portfolio for 1997, including fees paid indirectly, and 0.96% net of fee paid indirectly.


 ..........................................................

Capital Stock


The Fund issues separate shares of stock for each of its Portfolios. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations. No Portfolio has preference over another Portfolio. When issued, shares are fully paid and nonassessable and do not have preemptive or conversion rights or cumulative voting rights. The Insurance Companies will vote Portfolio shares allocated to registered separate accounts in accordance with instructions received from policyholders. Shares for which the Portfolio does not receive voting instructions will be voted in proportion to shares for which it has already received votes. Aegon
Financial Services Group, Inc. (formerly, Providian Life and Health Insurance Company) owns more than 25% of the outstanding stock of the Portfolio. Under certain circumstances, which are described in the accompanying prospectus of the variable life or annuity policy, the voting instructions received from variable life or annuity policyholders may be disregarded.


 ..........................................................

            PURCHASE AND REDEMPTION OF SHARES
----------------------------------------------------------

The Portfolio offers its shares, without sales charge, only for purchase by various Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Portfolio are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable
Accounts of different Insurance Companies, to invest simultaneously in the Portfolio, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policyholders of any Insurance
Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflict between such policyholders and to determine what action, if any, should be taken in response to the problem.
The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of their Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New
York Stock Exchange is open), and are made at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, and in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the Investment Company Act of 1940. The amount received on redemption of the shares of the Portfolio may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the Portfolio. The Fund redeems all full and fractional shares of the Portfolio for cash.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Except for money market instruments maturing in 60 days or less, securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board.

 ..........................................................

               DIVIDENDS AND DISTRIBUTIONS
----------------------------------------------------------

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. The net investment income consists of all payments of dividends or interest received by the Portfolio less estimated expenses, including the investment advisory fee. All net realized capital gains, if any, are declared and distributed periodically, at least annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

 ..........................................................

                 TOTAL RETURN INFORMATION
----------------------------------------------------------

The Portfolio may advertise "total return." Total return refers to the total change in value of an investment in the Portfolio over a specified period. It includes not only the effect of income dividends but also any change in net asset value, or principal amount, during the stated period. Total return shows the Portfolio's overall change in value, including changes in share price and assuming all of the Portfolio's dividends and capital gain distributions are reinvested. A cumulative total return reflects the Portfolio's performance over a stated period of time. An average annual total return reflects the hypothetical annual compounded return that would have produced the same cumulative total return if the Portfolio's performance had been constant over the entire period. Because average annual returns tend to smooth out variations in the Portfolio's returns, you should recognize that they are not the same as actual year-by-year results. The total return of the Portfolio does not include the effect of paying the charges and expenses on the particular insurance policy or annuity contract for which the Portfolio serves as the investment vehicle.

 ..........................................................

                          TAXES
----------------------------------------------------------

As a "regulated investment company" under the Internal
Revenue Code of 1986, as amended, the Fund is not subject to federal income or excise tax to the extent that it distributes its net investment income and net capital gains. The Portfolio is treated as a separate entity for federal income tax purposes. Since the sole shareholders of the Fund are Insurance Companies, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

 ..........................................................

          TRANSFER AND DIVIDEND DISBURSING AGENT
----------------------------------------------------------


Calvert Shareholder Services, Inc., 4550 Montgomery
Avenue, Suite 1000N, Bethesda, Maryland 20814, is the shareholder servicing agent. National Financial Data
Services, Inc. "NFDS"), has been retained by the Fund to act as transfer agent and dividend disbursing agent.

PROSPECTUS - APRIL 30, 1998



              CALVERT VARIABLE SERIES, INC.

                      CALVERT SOCIAL
              INTERNATIONAL EQUITY PORTFOLIO

 4550 MONTGOMERY AVENUE, BETHESDA, MARYLAND 20814  (800) 368-2748


Calvert Social International Equity Portfolio (formerly,
Calvert Responsibly Invested Global Equity Portfolio)
(the "Portfolio") is a series of Calvert Variable
Series, Inc. (formerly, Acacia Capital Corporation) (the
"Fund"), an open-end management investment company whose investment advisor is Calvert Asset Management Company,
Inc. (the "Investment Advisor").


The investment objective of the Portfolio is to achieve a high total return consistent with reasonable risk by investing primarily in a globally diversified portfolio.
There can be no assurance that the objective of the Portfolio will be realized. See "Investment Objective and Policies."


This Prospectus sets forth the information that a prospective policyholder should know before directing investment in the Portfolio and it should be read and kept for future reference. A Statement of Additional
Information dated April 30, 1998, which contains further information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling the Fund at the number above, or by writing the Fund at 4550 Montgomery Avenue, Suite
1000N, Bethesda, Maryland 20814. The Commission maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.


Shares of the Fund are offered only to insurance companies for allocation to certain of their variable separate accounts.

 ..........................................................

                   FINANCIAL HIGHLIGHTS
----------------------------------------------------------


The following table provides information about the Portfolio's financial history. It expresses the information in terms of a single share outstanding throughout each period. The table has been audited by those independent accountants whose reports are included in the Fund's Annual Report to Shareholders, for each of the respective periods presented. The table should be read in conjunction with the financial statements and their related notes. The current Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information.


----------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE
COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF,
OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT
INSURED BY THE FDIC OR ANY OTHER AGENCY. WHEN INVESTORS
SELL SHARES OF THE FUND, THE VALUE MAY BE HIGHER OR
LOWER THAN THE AMOUNT ORIGINALLY PAID.

                      Years Ended


                                   December 31, December 31, December 31,
SOCIAL INTERNATIONAL
EQUITY PORTFOLIO                         1997     1996        1995
----------------------------------------------------------
Net asset value, beginning              $18.74   $17.15      $15.89
----------------------------------------------------------
Income from investment operations
   Net investment income                   .19      .17         .27
   Net realized and unrealized
     gain (loss)                          2.28     2.40        1.69
----------------------------------------------------------
     Total from investment operations     2.47     2.57        1.96
----------------------------------------------------------
Distributions from
   Net investment income                 (.20)     (.14)       (.25)
   Net realized gains                   (1.91)     (.84)       (.45)
----------------------------------------------------------
     Total distributions                (2.11)     (.98)       (.70)
Total increase (decrease) in
  net asset value                         .36      1.59        1.26
Net asset value, ending                 $19.10   $18.74      $17.15
----------------------------------------------------------


Total return*                           13.23%   14.99%      12.35%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                  .85%    1.02%       1.48%
----------------------------------------------------------
   Total expenses+                      1.56%     1.59%       1.51%
----------------------------------------------------------
   Net expenses                         1.17%     1.18%       1.12%
   Expenses reimbursed                  .17%       .23%        .39%
Portfolio turnover                      35%         85%         90%
Average commission rate paid            $.0399   $.0352          NA
Net assets, ending (in thousands)       $14,450 $14,027      $9,831
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   757         748         573
----------------------------------------------------------

                      Periods Ended
----------------------------------------------------------
                                   December 31, December 31, December 31,
SOCIAL INTERNATIONAL EQUITY PORTFOLIO   1994      1993        1992^
----------------------------------------------------------
Net asset value, beginning              $17.72   $14.57      $15.00
----------------------------------------------------------
Income from investment operations
   Net investment income                .11         .11       (.02)
   Net realized and unrealized
     gain (loss)                       (.49)       4.07       (.41)
----------------------------------------------------------
     Total from investment operations  (.38)       4.18       (.43)
----------------------------------------------------------
Distributions from
   Net investment income               (.13)      (.08)           -
   Net realized gains                 (1.32)      (.95)           -
----------------------------------------------------------
     Total distributions              (1.45)     (1.03)           -
Total increase (decrease) in net
  asset value                         (1.83)      3.15        (.43)
Net asset value, ending              $15.89     $17.72      $14.57
----------------------------------------------------------

Total return*                        (2.13%)     29.72%     (3.27%)
----------------------------------------------------------
Ratio to average net assets:
   Net investment income               .59%       1.00%      (.98%)(a)
----------------------------------------------------------
   Total expenses+                       NA          NA         NA
----------------------------------------------------------
   Net expenses                        1.24%       .94%        .98%(a)
   Expenses reimbursed                  .29%       .10%       1.07%(a)
Portfolio turnover                       84%        64%           -
Average commission rate paid              NA         NA          NA
Net assets, ending (in thousands)     $7,765     $4,529        $236
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   489         256          16
----------------------------------------------------------
(a) Annualized
+ Effective December 31, 1995, this ratio reflects total
expenses before reduction for fees paid indirectly; such
reductions are included in the ratio of net epenses.
* Total return is for the Portfolio only and does not
reflect sales charges and expenses deducted by the Insurance Companies. Total return is not annualized for periods of less than one year.
^ From June 30, 1992 inception.
NA Disclosure not applicable to prior periods.
----------------------------------------------------------


INVESTMENT OBJECTIVE AND POLICIES
The investment objective described below is fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. As a Policyholder, you may be given an opportunity to indicate how you believe the Insurance
Company should vote the shares which underlie your Policy.


The investment objective of Calvert Social International
Equity is to provide a high total return consistent with reasonable risk by investing primarily in a globally diversified portfolio of equity securities. The
Portfolio seeks total return through a globally diversified investment portfolio. It is designed to provide growth of capital or current income by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business. All investments are screened for financial and social criteria. The Portfolio may engage in hedging transactions involving options, futures contracts and foreign currency transactions to reduce its risk exposure (see "Investment Techniques").

Under normal circumstances, Calvert Social International
Equity will invest at least 65% of its assets in equity securities. The Portfolio will invest primarily in common stocks of established foreign and U.S. companies believed to have potential for capital growth, income or both. However, it may invest in any other type of security including, but not limited, to convertible securities, preferred stocks, bonds, notes and other debt securities of companies (including Euro-currency instruments and securities), or of any international agency (such as the Asian Development Bank or Inter-American Development Bank) or obligations of domestic or foreign governments and their political subdivisions, and in foreign currency transactions. The
Portfolio may establish and maintain reserves for temporary defensive purposes or to enable it to take advantage of buying opportunities. Calvert Social
International Equity's reserves may be invested in domestic as well as foreign short-term money market instruments including, but not limited to, government obligations, certificates of deposit, bankers' acceptances, time deposits, commercial paper, short-term corporate debt securities and repurchase and reverse repurchase agreements. The Portfolio may also engage in certain options transactions, and enter into futures contracts and related options for hedging purposes and lend portfolio securities. See "Additional Fundamental
Investment Policies, Risks of Foreign Securities,
Foreign Currency Transactions, and Additional
Non-Fundamental Investment Policies."

Under normal circumstances, Calvert Social International
Equity will invest at least 65% of its assets in the securities of issuers in no less than three countries, other than the U.S. Under normal circumstances, business activities in a number of different foreign countries will be represented in the Portfolio's investments. The
Portfolio may, from time to time, have more than 25% of its assets invested in any major industrial or developed country which in the view of the Subadvisor poses no unique investment risk. Under exceptional economic or market conditions, Calvert Social International Equity may invest substantially all of its assets in only one or two countries, or in U.S. government obligations or securities of companies incorporated in and having their principal activities in the U.S. As an operating policy, the Portfolio will limit its investment in securities of U.S. issuers, to 5% of its net assets.




In determining the appropriate distribution of investments among various countries and geographic regions, the Subadvisor ordinarily will consider the following factors: prospects for relative economic growth among foreign countries; expected levels of inflation; relative price levels of the various capital markets; government policies influencing business conditions; the outlook for currency relationships and the range of individual investment opportunities available to the global investor. The Portfolio may make investments in developing countries, which involve exposure to economic structures that are generally less diverse and mature than in the United States, and to political systems which may be less stable. A developing country can be considered to be a country which is in the initial stages of its industrialization cycle. In the past, markets of developing countries have been more volatile than the markets of developed countries;
however, such markets often have provided higher long-term rates of return to investors. The Subadvisor believes that these characteristics can be expected to continue in the future.


Generally, Calvert Social International Equity will not trade in securities for short-term profits, but, when circumstances warrant, securities may be sold without regard to the length of time held. The Portfolio may write covered call options and purchase call and put options on securities and security indices, and may write secured put options and enter into option transactions on foreign currency. It may also engage in transactions in financial futures contracts and related options for hedging purposes, and invest in repurchase agreements. These investment techniques and the related risks are summarized below and are described in more detail in the Statement of Additional Information.

Calvert Social International Equity may purchase unrated debt instruments, if the Advisor or Subadvisor determines they are of comparable quality to permissible rated instruments. Although the Portfolio may invest up to 5% of its assets in noninvestment-grade bonds (those rated below BBB by Standard & Poor's or equivalent), it does not intend to purchase any such bonds unless the instrument provides an opportunity to invest in an attractive company in which an equity investment is not currently available or desirable. (See
"Noninvestment-grade Debt Securities.")


 ..........................................................


ADDITIONAL FUNDAMENTAL INVESTMENT POLICIES
Calvert Social International Equity may, in pursuit of its investment objectives, purchase put and call options and engage in the writing of covered call options and secured put options on securities of issuers that meet its social criteria, and employ a variety of other investment techniques, including the purchase and sale of market index futures contracts, financial futures contracts and options on such futures. Investing in options may involve a greater degree of risk than those inherent in more conservative investment approaches. The
Portfolio will engage in futures contracts and related options only to protect against market declines. The
Portfolio will not engage in such transactions for speculation or leverage. It is an operating policy of the Fund that no Portfolio may invest in options and futures contracts if as a result more than 5% of its assets would be so invested.


The Portfolio may engage in repurchase agreements and reverse repurchase agreements. In a repurchase agreement, the Portfolio buys a security subject to the right and obligation to sell it back at a higher price.
In order to minimize any risk involved, the Portfolio engages in such transactions only with recognized securities dealers and banks determined by the Advisor to present a minimal credit risk. Repurchase agreements are fully collateralized and always have a maturity of less than one year. No more than 10 percent of the Portfolio's assets may be invested in repurchase agreements not terminable within seven days. In a reverse repurchase agreement, the Portfolio sells a security subject to the right and obligation to buy it back at a higher price. The Portfolio then invests the proceeds from the transaction in another obligation in which it is authorized to invest. For reverse repurchase agreements, the Portfolio maintains a segregated account with liquid assets equal in value to the repurchase price.

The Portfolio may borrow money from banks (and pledge its assets to secure such borrowing) for temporary or emergency purposes, but not for leverage. This type of borrowing may not exceed 10% of the value of the Portfolio's total assets. The Portfolio may also make loans of the securities it holds. The advantage of loaning securities is that the Portfolio continues to receive the equivalent of the interest earned or dividends paid by the issuers while at the same time earning interest on the cash or equivalent collateral that may be invested in accordance with the Portfolio's investment objective, policies, and restrictions. The purpose of the loans is usually to facilitate the delivery of securities. As with any extension of credit, there may be risks of delay in recovery and possible loss of rights in the loaned security if the borrower fails financially. The Investment Advisor attempts to reduce the risk by lending only to borrowers that it deems creditworthy and only on terms that it believes compensates for any risk inherent in the transaction.

The Portfolio may lend its securities to New York Stock
Exchange member firms and to commercial banks with assets of one billion dollars or more. All loans must be secured continuously in the form of cash or cash equivalents such as U.S. Treasury bills. In addition, the amount of collateral must, on a current basis, equal or exceed the market value of the loaned securities, and the Portfolio may only make the loan if the value of the securities loaned does not exceed 10% of its assets. The
Portfolio must be able to terminate loans at any time with appropriate notice. The Portfolio will exercise its right to terminate a securities loan in order to preserve its right to vote on matters of importance affecting holders of the securities. All securities must be returned to the Portfolio when a loan terminates, and the Portfolio absorbs any gain or loss in the market value of the securities during the loan period.



RISKS OF FOREIGN SECURITIES
Calvert Social International Equity may invest all of its assets in foreign securities. There are substantial and different risks involved in investing in foreign securities. You should consider these risks carefully.
For example, there is generally less publicly available information about foreign companies than is available about companies in the U.S. Foreign companies are generally not subject to uniform audit and financial reporting standards, practices and requirements comparable to those in the U.S.


Foreign securities involve currency risks. The U.S.
dollar value of a foreign security tends to decrease when the value of the dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the dollar falls against such currency. Fluctuations in exchange rates may also affect the earning power and asset value of the foreign entity issuing the security. Dividend and interest payments may be returned to the country of origin, based on the exchange rate at the time of disbursement, and restrictions on capital flows may be imposed. Losses and other expenses may be incurred in converting between various currencies in connections with purchases and sales of foreign securities.

Foreign stock markets are generally not as developed or efficient as those in the U.S. In most foreign markets volume and liquidity are less than in the U.S. and, at times, volatility of price can be greater than that in the U.S. Fixed commissions on foreign stock exchanges are generally higher than the negotiated commissions on U.S. exchanges. There is generally less government supervision and regulation of foreign stock exchanges, brokers and companies than in the U.S.

There is also the possibility of adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitations on the removal of funds or other assets, political or social instability, or diplomatic developments which could adversely affect investments, assets or securities transactions of the Fund in some foreign countries. The
Fund is not aware of any investment or exchange control regulations which might substantially impair the operations of the Fund as described, although this could change at any time.

Investing in emerging markets in particular, those countries whose economies and capital markets are not as developed as those of more industrialized nations, carries its own special risks. Among other risks, the economies of such countries may be affected to a greater extent than in other countries by price fluctuations of a single commodity, by severe cyclical climactic conditions, lack of significant history in operating under a market-oriented economy, or by political instability, including risk of expropriation.

For many foreign securities, there are U.S.
dollar-denominated American Depositary Receipts
("ADRs"), which are traded in the U.S. on exchanges or over the counter and are generally sponsored and issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Portfolio may avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the U.S. for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Portfolio may also invest in European
Depositary Receipts ("EDRs"), which are receipts evidencing an arrangement with a European bank similar to that for ADRs and are designed for use in the European securities markets. EDRs are not necessarily denominated in the currency of the underlying security.

The dividends and interest payable on certain of the Portfolio's foreign securities may be subject to foreign withholding taxes, thus reducing the net amount available for distribution to shareholders. You should understand that the expense ratio of the Portfolio can be expected to be higher than those of investment companies investing only in domestic securities since the costs of operations are higher.

 ..........................................................


Writing (Selling) Call and Put Options.


A call option on a security, security index or a foreign currency gives the purchaser of the option, in return for the premium paid to the writer (seller), the right to buy the underlying security, index or foreign currency at the exercise price at any time during the option period. Upon exercise by the purchaser, the writer of a call option on an individual security or foreign currency has the obligation to sell the underlying security or currency at the exercise price. A call option on a securities index is similar to a call option on an individual security, except that the value of the option depends on the weighted value of the group of securities comprising the index and all settlements are made in cash. A call option may be terminated by the writer (seller) by entering into a closing purchase transaction in which it purchases an option of the same series as the option previously written.

A put option on a security, security index, or foreign currency gives the purchaser of the option, in return for the premium paid to the writer (seller), the right to sell the underlying security, index, or foreign currency at the exercise price at any time during the option period.

Upon exercise by the purchaser, the writer of a put option has the obligation to purchase the underlying security or foreign currency at the exercise price. A put option on a securities index is similar to a put option on an individual security, except that the value of the option depends on the weighted value of the group of securities comprising the index and all settlements are made in cash.

The Portfolio may write exchange-traded call options on its securities. Call options may be written on portfolio securities, securities indices, or foreign currencies.
With respect to securities and foreign currencies, the Portfolio may write call and put options on an exchange or over-the-counter. Call options on portfolio securities will be covered since the Portfolio will own the underlying securities or other securities that are acceptable for escrow at all times during the option period. Call options on securities indices will be written only to hedge in an economically appropriate way portfolio securities which are not otherwise hedged with options or financial futures contracts and will be "covered" by identifying the specific portfolio securities being hedged. Call options on foreign currencies and put options on securities and foreign currencies will be covered by securities acceptable for escrow. The Portfolio may not write options on more than 50% of its total assets. Management presently intends to cease writing options if and as long as 25% of such total assets are subject to outstanding options contracts or if required under regulations of state securities administrators.

The Portfolio will write call and put options in order to obtain a return on its investments from the premiums received and will retain the premiums whether or not the options are exercised. Any decline in the market value of portfolio securities or foreign currencies will be offset to the extent of the premiums received (net of transaction costs). If an option is exercised, the premium received on the option will effectively increase the exercise price or reduce the difference between the exercise price and market value.

During the option period, the writer of a call option gives up the opportunity for appreciation in the market value of the underlying security or currency above the exercise price. It retains the risk of loss should the price of the underlying security or foreign currency decline. Writing call options also involves risks relating to the Portfolio's ability to close out options it has written.

During the option period, the writer of a put option has assumed the risk that the price of the underlying security or foreign currency will decline below the exercise price. However, the writer of the put option has retained the opportunity for appreciation above the exercise price should the market price of the underlying security or foreign currency increase. Writing put options also involves risks relating to the Portfolio's ability to close out options it has written.

 ..........................................................

Purchasing Call and Put Options.

The Portfolio may invest up to an aggregate of 5% of its total assets in exchange-traded or over-the-counter call and put options on securities and securities indices and foreign currencies. Purchases of such options may be made for the purpose of hedging against changes in the market value of the underlying securities or foreign currencies. The Portfolio may invest in call and put options whenever, in the opinion of the Advisor or Subadvisor, a hedging transaction is consistent with its investment objectives. The Portfolio may sell a call option or a put option which it has previously purchased prior to the purchase (in the case of a call) or the sale (in the case of a put) of the underlying security or foreign currency. Any such sale would result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction costs paid on the call or put which is sold.
Purchasing a call or put option involves the risk that the Portfolio may lose the premium it paid plus transaction costs.

 ..........................................................

Financial Futures and Related Options.

The Portfolio may enter into financial futures contracts and related options as a hedge against anticipated changes in the market value of its securities or securities which it intends to purchase or in the exchange rate of foreign currencies. Hedging is the initiation of an offsetting position in the futures market which is intended to minimize the risk associated with a position's underlying securities in the cash market. Investment techniques related to financial futures and options are summarized below and are described more fully in the Statement of Additional
Information.

Financial futures contracts consist of interest rate futures contracts, foreign currency futures contracts and securities index futures contracts. An interest rate futures contract obligates the seller of the contract to deliver, and the purchaser to take delivery of, the interest rate securities called for in the contract at a specified future time and at a specified price. A foreign currency futures contract obligates the seller of the contract to deliver, and the purchaser to take delivery of, the foreign currency called for in the contract at a specified future time and at a specified price. A securities index assigns relative values to the securities included in the index, and the index fluctuates with changes in the market values of the securities so included. A securities index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck. An option on a financial futures contract gives the purchaser the right to assume a position in the contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option.

The Portfolio may purchase and sell financial futures contracts which are traded on a recognized exchange or board of trade and may purchase exchange or board-traded put and call options on financial futures contracts. It will engage in transactions in financial futures contracts and related options only for hedging purposes and not for speculation. In addition, the Portfolio will not purchase or sell any financial futures contract or related option if, immediately thereafter, the sum of the cash or U.S. Treasury bills committed with respect to its existing futures and related options positions and the premiums paid for related options would exceed
5% of the market value of its total assets. At the time of purchase of a futures contract or a call option on a futures contract, an amount of cash, U.S. Government securities or other appropriate high-grade debt obligations equal to the market value of the futures contract minus the Portfolio's initial margin deposit with respect thereto, will be deposited in a segregated account with the Fund's custodian bank to collateralize fully the position and thereby ensure that it is not leveraged. The extent to which the Portfolio may enter into financial futures contracts and related options may also be limited by requirements of the Internal Revenue
Code of 1986 for qualification as a regulated investment company.

Engaging in transactions in financial futures contracts involves certain risks, such as the possibility of an imperfect correlation between futures market prices and cash market prices and the possibility that the Advisor or Subadvisor could be incorrect in its expectations as to the direction or extent of various interest rate movements or foreign currency exchange rates, in which case the Portfolio's return might have been greater had hedging not taken place. There is also the risk that a liquid secondary market may not exist. The risk in purchasing an option on a financial futures contract is that the Portfolio will lose the premium it paid. Also, there may be circumstances when the purchase of an option on a financial futures contract would result in a loss to the Portfolio while the purchase or sale of the contract would not have resulted in a loss.

 ..........................................................

FOREIGN CURRENCY TRANSACTIONS
The value of the Portfolio's assets as measured in United States dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Portfolio may incur costs in connection with conversions between various currencies. The Portfolio will conduct its foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded directly between currency traders (usually large commercial banks) and their customers.

When the Portfolio enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may want to establish the United States dollar cost or proceeds, as the case may be. By entering into a forward contract in United States dollars for the purchase or sale of the amount of foreign currency involved in the underlying security transaction, the Portfolio is able to protect itself against a possible loss between trade and settlement dates resulting from an adverse change in the relationship between the United
States dollar and such foreign currency. However, this tends to limit potential gains which might result from a positive change in such currency relationships. The
Portfolio may also hedge its foreign currency exchange rate risk by engaging in currency financial futures and options transactions.

When the Advisor or the Subadvisor believes that the currency of a particular foreign country may suffer a substantial decline against the United States dollar, it may enter into a forward contract to sell an amount of foreign currency approximating the value of some or all of the Portfolio's portfolio securities denominated in such foreign currency. The forecasting of short-term currency market movement is extremely difficult and whether such a short-term hedging strategy will be successful is highly uncertain.

It is impossible to forecast with precision the market values of portfolio securities at the expiration of a contract. Accordingly, it may be necessary for the Portfolio to purchase additional currency on the spot market (and bear the expense of such purchase) if the market value of the security is less than the amount of foreign currency the Portfolio is obligated to deliver when a decision is made to sell the security and make delivery of the foreign currency in settlement of a forward contract. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Portfolio is obligated to deliver.

If the Portfolio retains the portfolio security and engages in an offsetting transaction, it will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Portfolio engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Portfolio's entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, it would realize gains to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Portfolio would suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. The
Portfolio may have to convert its holdings of foreign currencies into United States dollars from time to time.
Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies.

 ..........................................................


ADDITIONAL NONFUNDAMENTAL INVESTMENT POLICIES
Calvert Social International Equity has adopted the following operating (i.e., nonfundamental) investment policies which may be changed by the Board of Directors without shareholder approval:


The Portfolio may not purchase illiquid securities if more than 15% of the value of its net assets would be invested in such securities. Further, the Portfolio may not acquire private placement investments until the value of its assets exceeds $20 million.

For further information on the Portfolio's investment policies and restrictions, as well as a description of the types of securities that may be purchased, see the Statement of Additional Information.


ADDITIONAL RISK FACTORS
Interest Rate Risk

All fixed income instruments are subject to interest-rate risk: that is, if market interest rates rise, the current principal value of a bond will decline. In general, the longer the maturity of the bond, the greater the decline in value will be.

 ..........................................................

Noninvestment-grade Securities

Noninvestment-grade securities tend to be less sensitive to interest rate changes than higher-rated investments, but are more sensitive to adverse economic changes and individual corporate developments. This may affect the issuer's ability to make principal and interest payments on the debt obligation. There is also a greater risk of price declines due to changes in the issuer's creditworthiness. Because the market for lower-rated securities may be less active ("thinner") than for higher-rated securities, it may be difficult for the Portfolio to sell the securities. Because of a lack of objective data, a thinly-traded market may make it difficult to value the securities, so that the Board of Directors may have to exercise its judgment in assigning a value. See the Appendix in the Statement of Additional
Information for more information on bond ratings.

 ..........................................................

                    INVESTMENT SCREENS
----------------------------------------------------------

The Portfolio carefully reviews a company's policies and behavior in the following social issues: environment, nuclear energy, weapons systems, health care, human rights, and alcohol/tobacco. The Portfolio currently observes the following operating policies which may be changed by the Portfolio's Board of Directors without shareholder approval:

1. The Portfolio actively seeks to invest in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving our environment and avoiding companies with poor environmental records.

2. The Portfolio will not invest in issuers primarily engaged in the manufacture of weapons systems, the production of nuclear energy, or the manufacture of equipment to produce nuclear energy.

3. The Portfolio actively seeks to invest in companies whose products or services improve the quality of or access to health care, including public health and preventative medicine.

The Portfolio believes that there are long-term benefits inherent in an investment philosophy that demonstrates concern for the environment, human rights, economic priorities, and international relations. Those enterprises which exhibit a social awareness measured in terms of the above attributes and considerations should be better prepared to meet future societal needs for goods and services. By responding to social concerns, these enterprises should not only avoid the liability that may be incurred when a product or services is determined to have a negative social impact or has outlived its usefulness, but also be better positioned to develop opportunities to make a profitable contribution to society. These enterprises should be ready to respond to external demands and ensure that over the longer term they will be viable to provide a positive return to both investors and society as a whole.

               THE FUND AND ITS MANAGEMENT
----------------------------------------------------------


Calvert Variable Series, Inc. (the "Fund"), a Maryland corporation, is an open-end investment company, which was incorporated under the laws of the State of Maryland on September 27, 1982. The Board of Directors supervises the business affairs and investments of the Fund, which are managed on a daily basis by the Fund's Investment
Advisor. The Fund has several investment Portfolios, each issuing one class of stock. The shares of the Fund currently are sold only to insurance companies
(collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable
Accounts") to fund the benefits under certain variable annuity and variable life insurance policies
(collectively, the "Policies") issued by such companies.
Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance
Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares
(and any distributions on such shares) and the benefits provided under a policy.


 ..........................................................

Investment Advisor and Subadvisor


Calvert Asset Management Company, Inc. (the "Advisor"),
4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland
20814, is the Investment Advisor to all of the Fund's
Portfolios. It is a wholly-owned subsidiary of Calvert
Group, Ltd., which is in turn an indirect wholly-owned subsidiary of Acacia Mutual Life Insurance Company. As of December 31, 1997, Calvert Group, Ltd. had assets under management and administration in excess of $5.0 billion. Pursuant to its investment advisory agreement with the Fund, the Investment Advisor manages the investment and reinvestment of the assets of each Portfolio and is responsible for the overall management of the business affairs of each Portfolio, subject to the direction and authority of the Fund's Board of Directors. The Advisor has retained an investment subadvisor ("Subadvisor") for Calvert Social
International Equity. The Advisor will continuously monitor and evaluate the performance and investment style of the Subadvisor.

The Subadvisor to Calvert Social International Equity is
Murray Johnstone International, Ltd. of Glasgow,
Scotland, which has its principal U.S. office in Chicago, Illinois, and is a wholly-owned subsidiary of United Asset Management Company. Murray Johnstone manages the investment and reinvestment of the assets of Calvert Social International Equity, although the
Advisor may manage part of Calvert Social International
Equity's cash reserves required for liquidity purposes.
Andrew Preston, Calvert Social International Equity
Portfolio Manager, studied at Melbourne University in
Australia and Ritsumeikan University in Japan prior to working for the Australian Department of Foreign
Affairs. He joined Murray Johnstone in 1985 as an analyst in the U.K. and U.S. departments, became Fund
Manager in the Japanese Department, and played a prominent role in the establishment and operation of Yamaichi-Murray Johnstone.


Advisory Fee


For its services, the Advisor receives a fee based on a percentage of the average daily net assets of the Portfolio. For 1997, the Advisor received a fee of 1.00% of net assets of Calvert Social International Equity, and from this paid a fee of 0.45% of the net assets of Calvert Social International Equity to Murray Johnstone
International, Ltd. as a subadvisory fee.

Calvert Administrative Services Company ("CASC"), an affiliate of the Advisor, has been retained by Calvert
Social International Equity to provide certain administrative services necessary to the conduct of their affairs, including the preparation of regulatory filings and shareholder reports, the daily determination of net asset value per share and dividends, and the maintenance of portfolio and general accounting records.
For providing such services, CASC is entitled to receive a fee from the Portfolio of 0.10% of net assets per year with a minimum fee of $40,000 for Calvert Social
International Equity. During 1997, CASC received a fee of 0.10%.


 ..........................................................

Expenses


The Portfolio's expenses, which are accrued daily, include: the fee of the Investment Advisor; costs of executing portfolio transactions; pricing costs;
interest; taxes; custodian and transfer agent fees;
legal and auditing fees; bookkeeping and dividend disbursing expenses; and certain other expenses relating to the Fund's operations. Certain expenses are paid by the particular Portfolio that incurs them, while other expenses are allocated among each Portfolio on the basis of their relative size (based on net assets), or as designated by the Board of Directors, as appropriate.
Expenses constituted 1.56% of the average net assets of the Portfolio for 1997, including fees paid indirectly, and 1.17% net of fees paid indirectly and reimbursements.


 ..........................................................

Capital Stock


The Fund issues separate stock for each of its Portfolios. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations. No Portfolio has preference over another Portfolio. When issued, shares are fully paid and nonassessable and do not have preemptive or conversion rights or cumulative voting rights. The Insurance Companies and the Fund's shareholders will vote Fund shares allocated to registered separate accounts in accordance with instructions received from policyholders. Aegon
Financial Services Group, Inc. (formerly, Providian Life and Health Insurance Company) owns more than 25% of the outstanding stock of the Portfolio. Under certain circumstances, which are described in the accompanying prospectus of the variable life or annuity policy, the voting instructions received from variable life or annuity policyholders may be disregarded.


 ..........................................................

            PURCHASE AND REDEMPTION OF SHARES
----------------------------------------------------------

The Fund offers its shares, without sales charge, only for purchase by various Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to a Portfolio are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable
Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policyholders of any Insurance Company.
The Fund's Board of Directors intends to monitor events in order to identify any material conflict between such policyholders and to determine what action, if any, should be taken in response to the problem.

The Insurance Companies redeem shares of the Fund to make benefit and surrender payments under the terms of their Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New
York Stock Exchange is open), and are made at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, and in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the Investment Company Act of 1940. The amount received on redemption of the shares of the Portfolio may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the Portfolio. The Fund redeems all full and fractional shares of the Portfolio for cash.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Except for money market instruments maturing in 60 days or less, securities held by the Portfolio are valued at market value if market quotations are readily available.
Otherwise, securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments with a remaining maturity of 60 days or less held by any Portfolio, are valued on an amortized cost basis.

 ..........................................................

               DIVIDENDS AND DISTRIBUTIONS
----------------------------------------------------------


It is the Portfolio's intention to distribute substantially all of the net investment income, if any.
The net investment income consists of all payments of dividends or interest received by the Portfolio less estimated expenses, including the investment advisory fee. All net realized capital gains, if any, are declared and distributed periodically, at least annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.


            TOTAL RETURN AND YIELD INFORMATION
----------------------------------------------------------

Total Return and Other Quotations


Calvert Social International Equity may advertise "total return." Total return refers to the total change in value of an investment in the Portfolio over a specified period. Total return shows its overall change in value, including changes in share price and assuming all of the Portfolio's dividends and capital gain distributions are reinvested. A cumulative total return reflects the Portfolio's performance over a stated period of time. An average annual total return reflects the hypothetical annual compounded return that would have produced the same cumulative total return if the Portfolio's performance had been constant over the entire period.
Because average annual returns tend to smooth out variations in the Portfolio's returns, you should recognize that they are not the same as actual year-by-year results. The total return of a Portfolio generally does not include the effect of paying the charges and expenses on the particular insurance policy or annuity contract for which the Portfolio serves as the investment vehicle.


 ..........................................................

                          TAXES
----------------------------------------------------------

As a "regulated investment company" under the Internal
Revenue Code of 1986, as amended, the Fund is not subject to federal income or excise tax to the extent that it distributes its net investment income and net capital gains. Each Portfolio is treated as a separate entity for federal income tax purposes. Since the sole shareholders of the Fund are Insurance Companies, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

 ..........................................................


TRANSFER AND DIVIDEND DISBURSING AGENT
----------------------------------------------------------
Calvert Shareholder Services, Inc., 4550 Montgomery
Avenue, Suite 1000N, Bethesda, Maryland 20814, is the shareholder servicing agent. National Financial Data
Services, Inc. ("NFDS"), has been retained by the Fund to act as transfer agent and dividend disbursing agent.

PROSPECTUS -APRIL 30, 1998



              CALVERT VARIABLE SERIES, INC.

            CALVERT SOCIAL BALANCED PORTFOLIO

 4550 MONTGOMERY AVENUE, SUITE 1000N, BETHESDA, MARYLAND
                  20814 (800) 368-2748


Calvert Social Balanced Portfolio (formerly, Calvert
Responsibly Invested Balanced Portfolio) (the
"Portfolio") is a series of Calvert Variable Series, Inc.
(formerly, Acacia Capital Corporation) (the "Fund"), an open-end management investment company whose investment advisor is Calvert Asset Management Company, Inc. (the
"Investment Advisor").


The investment objective of the Portfolio is to achieve a total return above the rate of inflation through an actively managed, nondiversified portfolio of common and preferred stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the social concern criteria established for the Portfolio. There can be no assurance that the objective of the Portfolio will be realized. See
"Investment Objective and Policies."

This Prospectus sets forth the information that a prospective policyholder should know before directing investment in the Portfolio and it should be read and kept for future reference. A Statement of Additional
Information dated April 30, 1998, which contains further information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling the Fund at the number above, or by writing the Fund at 4550 Montgomery Avenue, Suite
1000N, Bethesda, Maryland 20814. The Commission maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.

Shares of the Fund are offered only to insurance companies for allocation to certain of their variable separate accounts.

 ..........................................................

                   FINANCIAL HIGHLIGHTS
----------------------------------------------------------


The following table provides information about the Portfolio's financial history. It expresses the information in terms of a single share outstanding throughout each period. The table has been audited by those independent accountants whose reports are included in the Fund's Annual Report to Shareholders for each of the respective periods presented. The table should be read in conjunction with the financial statements and their related notes. The current Annual Report to Shareholders is incorporated by reference into the Statement of Additional Information.


----------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF,
OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT
FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE
BOARD, OR ANY OTHER AGENCY. WHEN INVESTORS SELL SHARES
OF THE FUND, THE VALUE MAY BE HIGHER OR LOWER THAN THE
AMOUNT ORIGINALLY PAID.

                      Years Ended


                                    December 31, December 31, December 31,
SOCIAL BALANCED PORTFOLIO               1997       1996        1995
----------------------------------------------------------
Net asset value, beginning              $1.774   $1.703      $1.440
----------------------------------------------------------
Income from investment operations
   Net investment income                .047       .040        .050
   Net realized and unrealized
     gain (loss)                        .309       .175        .380
----------------------------------------------------------
     Total from investment operations   .356       .215        .430
Distributions from
   Net investment income                (.047)   (.042)      (.040)
   Net realized gains                   (.101)   (.102)      (.127)
----------------------------------------------------------
     Total distributions                (.148)   (.144)      (.167)
Total increase (decrease) in net
  asset value                            .208     .071        .263
Net asset value, ending                 $1.982   $1.774      $1.703
----------------------------------------------------------


Total return*                           20.08%   12.62%      29.87%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                2.66%     2.71%       3.08%
----------------------------------------------------------
   Total expenses+                      .80%       .81%        .83%
   Net expenses                         .77%       .78%        .81%
   Expenses reimbursed                  --            -
Portfolio turnover                      905%        99%        163%
Average commission rate paid         $.0500      $.0481          NA
Net assets, ending (in thousands)  $227,834    $161,473    $110,237
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   114,967  91,045      64,728
----------------------------------------------------------

                      Years Ended
----------------------------------------------------------
                                              December 31,  December 31,
SOCIAL BALANCED PORTFOLIO                         1994        1993
----------------------------------------------------------
Net asset value, beginning                       $1.537      $1.465
----------------------------------------------------------
Income from investment operations
   Net investment income                           .046        .045
   Net realized and unrealized
     gain (loss)                                  (.097)       .072
----------------------------------------------------------
     Total from investment operations             (.051)       .117
Distributions from
   Net investment income                          (.046)      (.045)
   Net realized gains                                  -           -
----------------------------------------------------------
     Total distributions                          (.046)      (.045)
Total increase (decrease) in net
  asset value                                     (.097)       .072
Net asset value, ending                          $1.440      $1.537
----------------------------------------------------------

Total return*                                       (3.30%)   8.00%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                             3.39%    3.69%
----------------------------------------------------------
   Total expenses+                                      NA       NA
   Net expenses                                       .80%     .81%
   Expenses reimbursed                                   -        -
Portfolio turnover                                     43%      14%
Average commission rate paid                            NA       NA
Net assets, ending (in thousands)                  $66,593  $54,000
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                               46,244   35,142
----------------------------------------------------------



                      Years Ended

                                    December 31, December 31, December 31,
SOCIAL BALANCED PORTFOLIO               1992      1991         1990
----------------------------------------------------------
Net asset value, beginning              $1.403   $1.249      $1.247
----------------------------------------------------------
Income from investment operations
   Net investment income                  .044     .050        .050
   Net realized and unrealized
     gain (loss)                         .062      .154        .002
----------------------------------------------------------
     Total from investment operations    .106      .204        .052
----------------------------------------------------------
Distributions from
   Net investment income               (.044)     (.050)      (.050)
   Net realized gains                       -          -           -
----------------------------------------------------------
     Total distributions               (.044)     (.050)      (.050)
Total increase (decrease) in net
   asset value                          .062       .154        .002
Net asset value, ending               $1.465     $1.403      $1.249
----------------------------------------------------------

Total return*                           7.61%    16.40%       4.18%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                4.05%     3.08%       5.69%
----------------------------------------------------------
   Total expenses+                      -.83%         -
   Net expenses                          .85%       .81%       .77%
   Expenses reimbursed                   .87%       .85%          -
Portfolio turnover                        15%        12%        11%
Average commission rate paid               NA         NA         NA
Net assets, ending (in thousands)       $28,471  $14,946     $6,760
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                   19,433   10,656       5,410
----------------------------------------------------------

                      Years Ended
----------------------------------------------------------
                                               December 31, December 31,
SOCIAL BALANCED PORTFOLIO                         1989        1988
----------------------------------------------------------
Net asset value, beginning                       $1.068      $1.004
----------------------------------------------------------
Income from investment operations
   Net investment income                           .042        .054
   Net realized and unrealized
     gain (loss)                                   .179        .064
----------------------------------------------------------
     Total from investment operations              .221        .118
Distributions from
   Net investment income                         (.042)      (.054)
   Net realized gains                                 -           -
----------------------------------------------------------
     Total distributions                         (.042)      (.054)
Total increase (decrease) in net
  asset value                                     .179        .064
Net asset value, ending                         $1.247      $1.068
----------------------------------------------------------

Total return*                                   20.69%       11.75%
----------------------------------------------------------
Ratio to average net assets:
   Net investment income                         4.85%        4.95%
----------------------------------------------------------
   Total expenses+                                .96%         .80%
   Net expenses                                   .50%         .50%
   Expenses reimbursed                               -            -
Portfolio turnover                                 28%          40%
----------------------------------------------------------
Average commission rate paid                        NA           NA
----------------------------------------------------------
Net assets, ending (in thousands)               $2,573       $1,294
----------------------------------------------------------
Number of shares outstanding,
ending (in thousands)                            2,064        1,211
----------------------------------------------------------
(a) Annualized
+ Effective December 31, 1995, this ratio reflects total
expenses before reduction for fees paid indirectly; such
reductions are included in the ratio of net epenses.
* Total return is for the Portfolio only and does not
reflect sales charges and expenses deducted by the Insurance Companies. Total return is not annualized for periods of less than one year.
NA Disclosure not applicable to prior periods.
----------------------------------------------------------




INVESTMENT OBJECTIVE AND POLICIES

The investment objective of the Portfolio discussed below is not fundamental and may be changed upon 60 days written notice to shareholders without a shareholder vote. There can be no assurance that the investment objective of the Portfolio will be realized.

The investment objective of the Portfolio is to achieve a total return above the rate of inflation through an actively managed, nondiversified portfolio of common and preferred stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the social concern criteria established for the Portfolio. The Portfolio invests in enterprises that make a significant contribution to society through their products and services and through the way they do business. The Portfolio is designed for long-term investment. It is not the policy of the Portfolio to take great risks to obtain speculatively or aggressively high returns. There is no predetermined percentage of assets allocated to either stocks or bonds or money market instruments, although, as an operating policy, the Portfolio will have at least 25% of its assets in fixed income senior securities. Equity investments are selected by the Subadvisor, NCM Capital Management
Group, Inc., subject to direction and control by the Fund's Advisor and Board of Directors. Fixed-income investments are selected by the Advisor. The Investment
Advisors determine the mix for the Portfolio depending upon their view of market conditions and the economic outlook.

To implement its investment objectives, the Portfolio uses the following strategies which, unless otherwise specified as a fundamental policy, are operating policies and may be changed without shareholder vote.
The Portfolio may purchase both common and preferred stock. For its fixed-income investments, the Portfolio normally invests in bonds which are considered investment grade, including bonds which are direct or indirect obligations of the U.S. Government, or which at the date of investment are rated AAA, AA, A, or BBB by Standard & Poor's Corporation or Aaa, Aa, A, or Baa by
Moody's Investors Service, Inc. Bonds rated Baa or BBB are considered medium grade obligations and possess speculative characteristics. The Portfolio may purchase lower-rated obligations but no more than 20% of its assets may be invested in obligations rated lower than
B. The Portfolio may purchase without limitation bonds which are unrated but of comparable quality to bonds rated B or better, as determined by the Advisors under the supervision of the Board of Directors. See
Additional Risk Factors - Noninvestment-grade
Securities, and the Statement of Additional Information for additional information concerning bond ratings.

The Portfolio may purchase money market instruments, including repurchase agreements with recognized securities dealers and banks secured by such instruments, selected in accordance with the Portfolio's social criteria. Such money market instruments may include: obligations issued or guaranteed as to principal by the U.S. Government, its agencies and instrumentalities; U.S. dollar-denominated certificates of deposit, time deposits and bankers' acceptances of U.S. banks, generally banks with assets in excess of $1 billion; and commercial paper which at the date of investment is rated A-1 by Standard and Poor's
Corporation or Prime-1 by Moody's Investors Service,
Inc., or if not rated, is of comparable quality.



Due to the particular social objective of the Portfolio, opportunities may exist to promote promising approaches to social goals through privately placed instruments.
Since private placement investments are restricted securities and have no readily available market, the Portfolio has a fundamental policy that such investments in the Portfolio are limited to no more than 10% of the Portfolio's assets.

All investments for the Portfolio are selected with a concern for the social impact of each investment. The
Portfolio has developed the following criteria for the selection of organizations in which the Portfolio invests. The Portfolio seeks to invest in a producer or service provider which:

1. Delivers safe products and services in ways that sustain our natural environment.

2. Is managed with participation throughout the organization in defining and achieving objectives.

3. Negotiates fairly with its workers, provides an environment supportive of their wellness, does not discriminate on the basis of race, gender, religion, age, disability, ethnic origin or sexual orientation, does not consistently violate regulations of the Equal Employment Opportunity
     Commission, and provides opportunities for women, disadvantaged minorities and others from whom equal opportunities have often been denied.

4. Fosters awareness of a commitment to human goals, such as creativity, productivity, self-respect, and responsibility, within the organization and the world, and continually recreates a context within which these goals can be realized.

The Portfolio will not invest in an issuer primarily engaged in the production of nuclear energy or in the manufacture of equipment to produce nuclear energy, business activities in support of repressive regimes, or the manufacture of weapons systems.

Each investment is selected on the basis of its abilities to contribute to the dual objective of the Portfolio. All potential investments are first screened for financial soundness and then evaluated according to the Portfolio's social criteria. To the greatest extent possible, investments are made in companies exhibiting unusual, positive accomplishment with respect to one or more of the criteria. All companies must meet the Portfolio's minimum standards for all the criteria. It should be noted that the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies.

The selection of an organization for investment by the Portfolios does not constitute endorsement or validation by the Fund, nor does the exclusion of an organization necessarily reflect failure to satisfy the Portfolio's social criteria. Policyholders directing investment in the Portfolio are invited to send brief descriptions of companies they believe might be suitable for investment by the Portfolio.

 ..........................................................

RISKS OF FOREIGN SECURITIES
The Portfolio may invest up to 10% of its assets in the securities of foreign issuers. There are substantial and different risks involved in investing in foreign securities. You should consider these risks carefully.
For example, there is generally less publicly available information about foreign companies than is available about companies in the U.S. Foreign companies are generally not subject to uniform audit and financial reporting standards, practices and requirements comparable to those in the U.S.

Foreign securities involve currency risks. The U.S.
dollar value of a foreign security tends to decrease when the value of the dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the dollar falls against such currency. Fluctuations in exchange rates may also affect the earning power and asset value of the foreign entity issuing the security. Dividend and interest payments may be returned to the country of origin, based on the exchange rate at the time of disbursement, and restrictions on capital flows may be imposed. Losses and other expenses may be incurred in converting between various currencies in connection with purchases and sales of foreign securities.

Foreign stock markets are generally not as developed or efficient as those in the U.S. In most foreign markets volume and liquidity are less than in the U.S. and, at times, volatility of price can be greater than that in the U.S. Fixed commissions on foreign stock exchanges are generally higher than the negotiated commissions on U.S. exchanges. There is generally less government supervision and regulation of foreign stock exchanges, brokers, and companies than in the U.S.

There is also the possibility of adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitations on the removal of funds or other assets, political or social instability, or diplomatic developments which could adversely affect investments, assets or securities transactions of the Portfolio in some foreign countries.
The Portfolio is not aware of any investment or exchange control regulations which might substantially impair the operations of the Portfolio as described, although this could change at any time.

Investing in emerging markets in particular, those countries whose economies and capital markets are not as developed as those of more industrialized nations, carries its own special risks. Among other risks, the economies of such countries may be affected to a greater extent than in other countries by price fluctuations of a single commodity, by severe cyclical climactic conditions, lack of significant history in operating under a market-oriented economy, or by political instability, including risk of expropriation.


For many foreign securities, there are U.S.
dollar-denominated American Depositary Receipts
("ADRs"), which are traded in the U.S. on exchanges or over the counter and are generally sponsored and issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Portfolio may avoid currency risks during the settlement period for either purchases or sales. In general, there is a large, liquid market in the U.S. for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. The Portfolio may also invest in European
Depositary Receipts ("EDRs"), which are receipts evidencing an arrangement with a European bank similar to that for ADRs and are designed for use in the European securities markets. EDRs are not necessarily denominated in the currency of the underlying security.
The dividends and interest payable on certain of the Portfolio's foreign securities may be subject to foreign withholding taxes, thus reducing the net amount available for distribution to the Portfolio's shareholders.


 ..........................................................

ADDITIONAL RISK FACTORS
Nondiversified Portfolio

There may be risks associated with the Portfolio being nondiversified. Specifically, since a relatively high percentage of the assets of the Portfolio may be invested in the obligations of a limited number of issuers, the value of the shares of a nondiversified
Portfolio may be more susceptible to any single economic, political, or regulatory event than the shares of a diversified Portfolio would be.

 ..........................................................

Interest Rate Risk

All fixed income instruments are subject to interest-rate risk: that is, if market interest rates rise, the current principal value of a bond will decline. In general, the longer the maturity of the bond, the greater the decline in value will be.

 ..........................................................


Noninvestment-grade Securities


Noninvestment-grade securities tend to be less sensitive to interest rate changes than higher-rated investments, but are more sensitive to adverse economic changes and individual corporate developments. This may affect the issuer's ability to make principal and interest payments on the debt obligation. There is also a greater risk of price declines due to changes in the issuer's creditworthiness. Because the market for lower-rated securities may be less active ("thinner") than for higher-rated securities, it may be difficult for the Portfolio to sell the securities. Because of a lack of objective data, a thinly-traded market may make it difficult to value the securities, so that the Board of Directors may have to exercise its judgment in assigning a value. See the Appendix in the Statement of Additional
Information for more information on bond ratings.

 ..........................................................

REPURCHASE AGREEMENTS
A repurchase agreement is a transaction where the Portfolio buys a security at one price and simultaneously agrees to sell that same security back to the original owner at a higher price. Under the direction and supervision of the Fund's Board of Directors, the Investment Advisor reviews the creditworthiness of the other party to the agreement and must find it satisfactory before engaging in a repurchase agreement. In all instances the Portfolio holds underlying securities with a value equal to the total repurchase price the other party has agreed to pay. However, in the event of the bankruptcy of the other party, the Portfolio could experience delays in recovering its money, may realize only a partial recovery or even no recovery, and may also incur disposition costs. The Portfolio is not expected generally to invest more than a very small portion of its assets in repurchase agreements.



OTHER INFORMATION
In addition to the investment policies described above, the investment program is subject to further policies and restrictions which are described in the Statement of Additional Information. The Portfolio may, to a limited extent, lend its portfolio securities and engage in reverse repurchase agreements.

Calvert Social Balanced Portfolio's fixed-income investment strategies caused it to have a relatively high portfolio turnover compared to other portfolios. A portfolio with high turnover may incur higher transaction costs, such as custodian and settlement fees. During fiscal 1997, brokerage commission expenses remained relatively level even though turnover increased significantly, since the fixed-income investments are traded on a spread, rather than a commission basis.

Unless otherwise specified, the policies and restrictions for the Portfolio are not fundamental and may be changed without shareholder approval.
Policyholder inquiries should be directed to the Portfolio at 4550 Montgomery Avenue, Suite 1000N,
Bethesda, Maryland 20814, or by calling (800) 368-2745.


 ..........................................................

               THE FUND AND ITS MANAGEMENT
----------------------------------------------------------


Calvert Variable Series, Inc. (the "Fund") is an open-end investment company. The Fund was incorporated under the laws of the State of Maryland on September 27, 1982. The Fund is a series fund which issues classes of stock, one for each Portfolio.The shares of the Fund currently are sold only to insurance companies
(collectively, the"Insurance Companies") for allocation to their separate accounts (collectively, the "Variable
Accounts") to fund the benefits under certain variable annuity and variable life insurance policies
(collectively, the "Policies") issued by such companies.
Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance
Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares
(and any distributions on such shares) and the benefits provided under a policy.


 ..........................................................

Investment Advisor

The Fund's investment advisor is Calvert Asset
Management Company, Inc. (the "Investment Advisor"), which is located at 4550 Montgomery Avenue, Suite 1000N,
Bethesda, Maryland 20814. Calvert Asset Management is a wholly-owned subsidiary of Calvert Group, Ltd., which is in turn an indirect wholly-owned subsidiary of Acacia
Mutual Life Insurance Company. As of December 31, 1997,
Calvert Group, Ltd. had assets in excess of $5.0 billion under management and administration. Pursuant to its investment advisory agreement with the Fund, the Investment Advisor manages the fixed-income investments of the Portfolio and is responsible for the overall management of the business affairs of each Portfolio, subject to the direction and authority of the Fund's Board of Directors.

The Subadvisor to the Portfolio is NCM Capital
Management Group, Inc. ("NCM"). Pursuant to its
Investment Subadvisory Agreement with the Investment
Advisor, NCM manages the equity portion of the Portfolio. NCM was founded by Maceo K. Sloan in 1986 as a subsidiary of North Carolina Mutual Life Insurance
Company, which was established by Mr. Sloan's ancestors in 1898 and is one of the oldest and largest minority-owned financial institutions in the country.
NCM has been an employee-owned subsidiary of Sloan
Financial Group since 1991. Sloan Financial Group is controlled by Mr. Sloan and Justin F. Beckett, Executive
Vice President and a Director of NCM. NCM is one of the largest minority-owned investment management firms in the country, and provides products in equity, fixed-income and balanced portfolio management. It is also one of the industry leaders in the employment and training of minority and women investment professionals.
NCM has served as subadvisor to the Portfolio since
February 1995. Sloan Holdings, also controlled by
Messrs. Sloan and Beckett, receives a 0.05% consultation fee, paid by the Advisor (not the Fund) for noninvestment advice, such as marketing assistance.

RenoJ. Martini, Senior Vice President and Chief
Investment Officer of the Advisor, heads the fixed-income portion of the Portfolio. Mr. Martini oversees the management of all Calvert portfolios and has served as manager of the Portfolio Investment
Department since 1985. He has extensive experience evaluating and purchasing fixed-income securities.

 ..........................................................

Advisory Fee


For fiscal year 1997, the Investment Advisor received from the Portfolio a monthly base fee, computed on a daily basis at an annual rate of 0.70% of the average daily net assets of the Portfolio, plus a performance fee adjustment of 0.053% as described below.

The Advisor pays the Subadvisor a base fee of 0.25% of the Portfolio's average net assets. In addition, under the circumstances described below, the Advisor and Subadvisor may earn (or have their fees reduced by) performance fee adjustments based on the extent to which performance of the Portfolio exceeds or trails the Lipper Balanced Funds Index. Payment of the performance fee adjustment began July 1, 1996. The specific adjustments are as follows:


Advisor's Performance Fee Adjustment

Performance versus the         Performance Fee
Lipper Balanced Funds Index    Adjustment
----------------------------------------------------------

6% to less than 12%            0.05%
12% to less than 18%           0.10%
18% or more                    0.15%

Subadvisor's Performance Fee Adjustment

Performance versus the        Performance Fee
Lipper Balanced Funds Index   Adjustment
----------------------------------------------------------

6% to less than 12%            0.05%
12% to less than 18%           0.10%
18% or more                    0.15%

The performance fee adjustment to the Subadvisor is paid out of the fee the Advisor receives from the Portfolio.
The initial performance period is the twelve month period from July 1, 1995, and July 1, 1996. Each month an additional month's performance will be factored into the calculation until a total of 36 months comprises the performance computation period. Payment by the Portfolio of the performance adjustment will be conditioned on:
(1) the performance of the Portfolio as a whole having exceeded the Lipper Balanced Funds Index; and (2) payment of the performance adjustment not causing the Portfolio's performance to fall below the Lipper
Balanced Funds Index.

 ..........................................................

Expenses

The Advisor provides the Fund with investment supervision and management; certain administrative services and office space; furnishes executive and other personnel to the Fund; and pays the salaries and fees of all Directors who are affiliated persons of the Advisor.
The Advisor may also assume and pay certain advertising and promotional expenses of the Funds and reserves the right to compensate broker-dealers in return for their promotional or administrative services. The Fund pays all other operating expenses, including the fee of the Investment Advisor; costs of executing portfolio transactions; pricing costs; interest; taxes; custodian and transfer agent fees; legal and auditing fees;
bookkeeping and dividend disbursing expenses; and certain other expenses relating to operations. Certain expenses are paid by the Portfolio that incurs them, while other expenses are allocated among each of the Fund's Portfolios on the basis of its relative size (that is, the amount of its net assets), or by the Board of Directors as appropriate.


Expenses constituted 0.80% of the average net assets of the Portfolio for 1997, including fees paid indirectly, and 0.77% net of fees paid indirectly.



Capital Stock


The Fund issues separate shares of stock for each of its Portfolios. Shares of each of the Portfolios have equal rights with regard to voting, redemptions, dividends, distributions, and liquidations with respect to that Portfolio. No Portfolio has preference over another
Portfolio. When issued, shares are fully paid and nonassessable and do not have preemptive or conversion rights or cumulative voting rights. The Fund's shareholders, the Insurance Companies, will vote Fund shares allocated to the Variable Accounts in accordance with instructions received from policy owners. Under certain circumstances, which are described in the accompanying prospectus of the variable life policy, the voting instructions received from variable life insurance policy owners may be disregarded.


 ..........................................................

            PURCHASE AND REDEMPTION OF SHARES
----------------------------------------------------------

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance
Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable
Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company.
The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New
York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.
Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940
Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Except for money market instruments maturing in 60 days or less, securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments with a remaining maturity of 60 days or less are valued on an amortized cost basis.

 ..........................................................

               DIVIDENDS AND DISTRIBUTIONS
----------------------------------------------------------

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses (including the investment advisory fee). All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

                 TOTAL RETURN INFORMATION
----------------------------------------------------------

The Portfolio may advertise its "total return" from time to time. Total return refers to the total change in value of an investment in the Portfolio over a specified period. It differs from yield in that yield figures measure only the income component of the Portfolio's portfolio investments, while total return includes not only the effect of income dividends but also any change in net asset value, or principal amount, during the stated period. The total return of the Portfolio is the ratio of the increase (or decrease) in value of a hypothetical investment in the Portfolio at the end of a measuring period to the amount initially invested in the Portfolio. Total return is computed by taking the total number of shares purchased by a hypothetical $1,000 investment, adding all additional shares purchased within the period with reinvested dividends and distributions, calculating the value of those shares at the end of the period, and dividing the result by the initial $1,000 investment. For periods of more than one year, the cumulative total return is then adjusted for the number of years, taking compounding into account, to calculate average annual total return during that period. Total return is historical in nature and is not intended to indicate future performance.

Actual total return quotations may also be advertised for other specified periods, such as calendar years and calendar quarters. Cumulative total return for periods of more than one year may also be quoted. These figures will be accompanied by the standard, average annual total return quotations. The total return of the Portfolio does not include the effect of paying the charges and expenses on the particular insurance policy or annuity contract for which the Portfolio serves as the investment vehicle.

 ..........................................................

                          TAXES
----------------------------------------------------------

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform
Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance
Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

 ..........................................................

          TRANSFER AND DIVIDEND DISBURSING AGENT
----------------------------------------------------------


Calvert Shareholder Services, Inc., 4550 Montgomery
Avenue, Suite 1000N, Bethesda, Maryland 20814, is the shareholder servicing agent. National Financial Data
Services, Inc. ("NFDS"), has been retained by the Fund to act as transfer agent and dividend disbursing agent.

            CALVERT VARIABLE SERIES, INC.
         Statement of Additional Information
                   April 30, 1998

-----------------------------------------------------
         This  Statement  of  Additional  Information
is  not  a  prospectus.  Investors  should  read  the
Statement of Additional  Information  in  conjunction
with each of the separate  Calvert  Social  Portfolio
Prospectuses,  dated  April  30,  1998,  which may be
obtained  free of charge by  calling  (800)  368-2748
or by writing  to the  Portfolio  at 4550  Montgomery
Avenue, Bethesda, Maryland 20814.
-----------------------------------------------------


TABLE OF CONTENTS


InvestmentObjective and Policies                   1
Investment Restrictions                            9
Investment Selection Process                      16
Portfolio Turnover                                16
Purchase and Redemption of Shares                 17
Determination of Net Asset Value                  17
Taxes                                             18
Calculation of Yield and Total Return             19
Investment Advisory Agreement                     20
Directors and Officers                            22
Method of Distribution                            24
Transfer and Shareholder Servicing Agent          24
General Information                               24
Reports to Shareholders and Policyholders         25
Additional Information                            25
Financial Statements                              25
Control Persons and Principal Holders
  of Securities                                   25
Independent Accountants and Custodians            27
Appendix                                          27


-----------------------------------------------------
         INVESTMENT OBJECTIVES AND POLICIES
-----------------------------------------------------


         Calvert   Variable   Series,   Inc.,   ("the
Fund") (formerly Acacia Capital  Corporation)  offers
investors  the   opportunity  to  invest  in  several
professionally  managed  securities  portfolios which
may be  more  diversified,  stable  and  liquid  than
might be  obtainable  by an investor on an individual
basis.   In  addition,   the  Fund's  Calvert  Social
Portfolios  (formerly,  Calvert Responsibly  Invested
Portfolios   ("CRI"))  offer  the   opportunity   for
growth  of   capital  or   current   income   through
investment  in  enterprises  that make a  significant
contribution  to society  through their  products and
services  and through the way they do  business.  The
Calvert Social  Portfolios  offer  investors a choice
of five separate  portfolios  selected with a concern
for the  social  impact of each  investment:  Calvert
Social  Money  Market,   Balanced,  Mid  Cap  Growth,
International    Equity    and   Small   Cap   Growth
Portfolios. References to the "Investment Advisor" refer to the advisor appropriate to the Portfolio being discussed. (See "Investment Advisors")


Foreign Securities


         Calvert  Social   International  Equity  and
Small Cap Growth  may  invest all of their  assets in
foreign  securities,  although  Calvert  Social Small
Cap  Growth  does not  presently  intend to invest in
foreign  securities.  Calvert  Social  Money  Market,
Balanced  and Mid Cap  Growth  may each  invest up to
25%,  and Calvert  Social  Balanced  may invest up to
10%  of  its  assets  in the  securities  of  foreign
issuers.  Calvert  Social  Money  Market may purchase
only   high    quality,    U.S.    dollar-denominated
instruments.  Investments  in foreign  securities may
present  risks not  typically  involved  in  domestic
investments.  Foreign  securities  may be affected by
such  circumstances  as possible  adverse  changes in
exchange    control   or   investment    regulations,
expropriation  or  confiscatory  taxation,  political
or  economic  instability,  and  diplomatic  or other
developments.  In purchasing foreign securities,  the
Portfolios   may   purchase    American    Depositary
Receipts    for   such    securities.    These    are
certificates    issued   by   United   States   banks
evidencing  the right to  receive  securities  of the
foreign   issuer   deposited  in  that  bank  or  its
correspondent bank.


         It is  contemplated  that the Portfolios may
trade foreign  securities on U.S.  securities markets
and  stock  exchanges  located  in the  countries  in
which  the  respective   principal   offices  of  the
issuers of the various  securities  are  located,  if
that   is  the   best   available   market.   Foreign
securities   markets  may  not  be  as  developed  or
efficient  as  those  in  the  United  States.  While
growing in volume,  they usually  have  substantially
less  volume  than  U.S.  securities   markets,   and
securities   of  some  foreign   companies  are  less
liquid  and  more   volatile   than   securities   of
comparable   United  States   companies.   Similarly,
volume and liquidity in most foreign bond markets is less than in the United States and, at times, volatility of price can be greater than in the United States.

         Additional  costs may be incurred  which are
related  to  any  international   investment,   since
foreign  brokerage   commissions  and  the  custodial
costs associated with maintaining  foreign  portfolio
securities  are  generally  higher than in the United
States.   Fee   expense   may  also  be  incurred  on
currency   exchanges  when  the   Portfolios   change
investments  from one  country  to another or convert
foreign   securities   holdings  into  U.S.  dollars.
Foreign  companies and foreign  investment  practices
are not  generally  subject  to  uniform  accounting,
auditing  and  financial   reporting   standards  and
practices or  regulatory  requirements  comparable to
those  applicable to United States  companies.  There
may  be  less  public  information   available  about
foreign companies.

         United  States  Government  policies have at
times,  in the past,  through  imposition of interest
equalization    taxes   and    other    restrictions,
discouraged  certain  investments  abroad  by  United
States  investors.  While such taxes or  restrictions
are   not   presently   in   effect,   they   may  be
reinstituted   from  time  to  time  as  a  means  of
fostering  a  favorable   United  States  balance  of
payments. In addition, foreign countries may impose withholding and taxes on dividends and interest.

         Since  investments  in securities of issuers
domiciled  in  foreign   countries   usually  involve
currencies  of the foreign  countries,  and since the
Portfolios  may  temporarily  hold  funds in  foreign
currencies   during  the   completion  of  investment
programs,  the value of the assets of the  Portfolios
as   measured  in  United   States   dollars  may  be
affected  favorably  or  unfavorably  by  changes  in
foreign   currency   exchange   rates  and   exchange
control  regulations.  For  example,  if the value of
the   foreign   currency   in  which  a  security  is
denominated  declines  in  relation  to the  value of
the U.S.  dollar,  the value of the  security in U.S.
dollars  will  decline.  Similarly,  if the  value of
the   foreign   currency   in  which  a  security  is
denominated  appreciates  in relation to the value of
the U.S.  dollar,  the value of the  security in U.S.
dollars  will   appreciate.   The   Portfolios   will
conduct  foreign   currency   exchange   transactions
either  on a spot  (i.e.,  cash)  basis  at the  spot
rate prevailing in the foreign  exchange  market,  or
through  entering into forward  contracts to purchase
or  sell  foreign   currencies.   A  forward  foreign
currency   contract   involves   an   obligation   to
purchase  or sell a  specific  currency  at a  future
date  which may be any fixed  number of days from the
date of the contract  agreed upon by the parties,  at
a  price  set at the  time  of  the  contract.  These
contracts   are  traded  in  the   interbank   market
conducted    directly    between   currency   traders
(usually   large,   commercial   banks)   and   their
customers.   A  forward  foreign  currency   contract
generally   has  no  deposit   requirement,   and  no
commissions are charged at any stage for trades.

         A Portfolio  may enter into forward  foreign
currency  contracts  for  two  reasons.   First,  the
Portfolio  may desire to preserve  the United  States
dollar  price of a  security  when it  enters  into a
contract  for the  purchase  or  sale  of a  security
denominated  in a  foreign  currency.  The  Portfolio
will be  able  to  protect  itself  against  possible
losses  resulting  from  changes in the  relationship
between   the  United   States   dollar  and  foreign
currencies  during  the period  between  the date the
security is  purchased  or sold and the date on which
payment  is  made  or  received  by  entering  into a
forward  contract  for the  purchase  or sale,  for a
fixed  amount  of  dollars,  of  the  amount  of  the
foreign   currency   involved   in   the   underlying
security transactions.

         Second,   when  the  Advisor  or  Subadvisor
believes  that the currency of a  particular  foreign
country  may  suffer a  substantial  decline  against
the United States dollar,  the Portfolio  enters into
a forward  foreign  currency  contract to sell, for a
fixed  amount  of  dollars,  the  amount  of  foreign
currency  approximating  the  value of some or all of
the  Portfolio's  investment  securities  denominated
in such  foreign  currency.  The precise  matching of
the forward  foreign  currency  contract  amounts and
the value of the portfolio  securities  involved will
not  generally be possible  since the future value of
the  securities  will  change  as  a  consequence  of
market   movements   between  the  date  the  forward
contract  is  entered  into and the date it  matures.
The   projection   of  short-term   currency   market
movement is difficult, and the successful execution of this short-term hedging strategy is uncertain.
Although forward foreign currency contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain which might result should the value of such currency increase. The
Portfolios do not intend to enter into such forward contracts under this circumstance on a regular or continuous basis.

Foreign Money Market Instruments


         Calvert   Social  Money  Market  may  invest
without  limitation  in money market  instruments  of
banks,   whether   foreign  or  domestic,   including
obligations   of  U.S.   branches  of  foreign  banks
("Yankee"  instruments)  and  obligations  of foreign
branches of U.S.  banks  ("Eurodollar"  instruments).
All  such  instruments  must  be  high-quality,  U.S.
dollar-denominated  obligations.  It is an  operating
(i.e.,   nonfundamental)  policy  of  Calvert  Social
Money  Market  that it may  invest  only  in  foreign
money market  instruments  if they are of  comparable
quality  to  the   obligations  of  domestic   banks.
Although  these   instruments   are  not  subject  to
foreign   currency   risk   since   they   are   U.S.
dollar-denominated,   investments  in  foreign  money
market   instruments   may  involve  risks  that  are
different  than  investments  in  securities  of U.S.
issuers. See "Foreign Securities" above.


Private Placements and Illiquid Securities

         Due to the  particular  social  objective of
the  Portfolios,  opportunities  may exist to promote
especially   promising  approaches  to  social  goals
through  privately-placed  investments.  The  private
placement  investments  undertaken by the Portfolios,
if any,  may be  subject  to a high  degree  of risk.
Such  investments  may involve  relatively  small and
untried  enterprises  that have been  selected in the
first  instance  because  of some  attractive  social
objectives  or  policies.   The  Investment  Advisors
seek to  structure  the  Portfolios'  investments  to
provide  the  greatest  assurance  of  attaining  the
intended   investment  return.  It  is  an  operating
policy of the Portfolios  that no private  placements
shall   be   acquired   until   the   value  of  that
Portfolio's investments exceeds $20 million.

         Many private  placement  investments have no
readily   available   market  and  may  therefore  be
considered  illiquid.  It is an  operating  policy of
the  Portfolios not to purchase  illiquid  securities
if more  than a  certain  percentage  of the value of
its   net   assets   would   be   invested   in  such
securities.  Securities  eligible for resale pursuant
to Rule  144A  under the  Securities  Act of 1933 may
be  determined  by  the  Board  of  Directors  to  be
liquid.  The Board may delegate  such  determinations
of liquidity to the Advisor,  pursuant to  guidelines
and  oversight  by the Board.  Portfolio  investments
in  private   placements  and  other  securities  for
which market quotations are not readily available are valued at fair market value as determined by the Advisor under the direction and control of the Board.

Repurchase Agreements

         The    Portfolios    may    purchase    debt
securities  subject to repurchase  agreements,  which
are  arrangements  under which the  Portfolio  buys a
security  and the  seller  simultaneously  agrees  to
repurchase  the  security  at a  specified  time  and
price.   The   Portfolios    engage   in   repurchase
agreements  in order to earn a higher  rate of return
than  it  could  earn  simply  by  investing  in  the
obligation  which is the  subject  of the  repurchase
agreement.  Repurchase  agreements are not,  however,
without  risk.  In the event of the  bankruptcy  of a
seller during the term of a repurchase  agreement,  a
legal  question  exists as to whether  the  Portfolio
would  be  deemed   the   owner  of  the   underlying
security  or would be deemed  only to have a security
interest  in  and  lien  upon  such   security.   The
Portfolios    will   only   engage   in    repurchase
agreements  with  recognized  securities  dealers and
banks  determined to present  minimal  credit risk by
the Advisor under the direction  and  supervision  of
the Board of Directors.  In addition,  the Portfolios
will   only   engage   in    repurchase    agreements
reasonably  designed to secure  fully during the term
of  the   agreement   the  seller's   obligation   to
repurchase the  underlying  security and will monitor
the market value of the  underlying  security  during
the  term  of  the  agreement.  If the  value  of the
underlying  security  declines  and is  not at  least
equal  to the  repurchase  price  due  the  Portfolio
pursuant  to  the   agreement,   the  Portfolio  will
require  the seller to pledge  additional  securities
or cash to secure the seller's  obligations  pursuant
to the  agreement.  If  the  seller  defaults  on its
obligation  to  repurchase   and  the  value  of  the
underlying  security  declines,   the  Portfolio  may
incur a loss and may incur  expenses  in selling  the
underlying   security.   Repurchase   agreements  are
always   for   periods   of  less   than  one   year.
Repurchase agreements not terminable within seven days are considered illiquid.

Reverse Repurchase Agreements

         The  Portfolios  may also  engage in reverse
repurchase  agreements.  Under a  reverse  repurchase
agreement,  a Portfolio  sells  securities  to a bank
or securities  dealer and agrees to repurchase  those
securities  from such  party at an  agreed  upon date
and price  reflecting a market rate of interest.  The
Portfolio  invests  the  proceeds  from each  reverse
repurchase  agreement in  obligations  in which it is
authorized  to  invest.   The  Portfolios  intend  to
enter into a reverse repurchase agreement only when the interest income provided for in the obligation in which the Portfolio invests the proceeds is expected to exceed the amount the Portfolio will pay in interest to the other party to the agreement plus all costs associated with the transactions.
The Portfolios do not intend to borrow for leverage purposes. The Portfolios will only be permitted to pledge assets to the extent necessary to secure borrowings and reverse repurchase agreements.

         During   the  time  a   reverse   repurchase
agreement  is   outstanding,   the   Portfolio   will
maintain  in  a  segregated   custodial   account  an
amount of cash, U.S. Government securities or other liquid, high-quality debt securities equal in value to the repurchase price. The Portfolio will mark to market the value of assets held in the segregated account, and will place additional assets in the account whenever the total value of the account falls below the amount required under applicable regulations.

         The  Portfolios'  use of reverse  repurchase
agreements  involves  the risk that the  other  party
to   the   agreements   could   become   subject   to
bankruptcy  or  liquidation  proceedings  during  the
period  the  agreements  are  outstanding.   In  such
event,  the  Portfolio  may not be able to repurchase
the  securities  it has  sold  to that  other  party.
Under those  circumstances,  if at the  expiration of
the agreement  such  securities  are of greater value
than the  proceeds  obtained by the  Portfolio  under
the  agreements,  the  Portfolio may have been better
off had it not entered into the  agreement.  However,
the  Portfolio  will  enter into  reverse  repurchase
agreements  only  with  banks and  dealers  which the
Advisor  believes  present minimal credit risks under
guidelines   adopted   by   the   Fund's   Board   of
Directors. In addition, the Portfolio bears the risk that the market value of the securities sold by the Portfolio may decline below the agreed-upon repurchase price, in which case the dealer may request the Portfolio to post additional collateral.


GNMA Certificates- Calvert Social Balanced

         The Calvert  Social  Balanced  Portfolio  is
not  expected  generally  to invest more than a small
portion  of its  assets  in GNMA  Certificates.  GNMA
Certificates    are    mortgage-backed     securities
representing  part  ownership  of a pool of  mortgage
loans  that are issued by  lenders  such as  mortgage
bankers,   commercial  banks  and  savings  and  loan
associations  and are either  insured by the  Federal
Housing   Administration   or   guaranteed   by   the
Veterans Housing Administration. A "pool" or group of such mortgages is assembled and, after being approved by GNMA, is offered to investors through securities dealers.


         Once  approved by GNMA,  the timely  payment
of  interest  and   principal  on  each  mortgage  is
guaranteed  by GNMA and  backed by the full faith and
credit  of the  U.S.  Government.  GNMA  Certificates
differ  from  bonds in that  principal  is paid  back
monthly  by the  borrower  over  the term of the loan
rather  than  returned  in a lump  sum  at  maturity.
GNMA    Certificates   are   called    "pass-through"
securities   because  both   interest  and  principal
payments (including prepayments) are passed through to the holder of the Certificate. Upon receipt, principal payments will be reinvested by the Series in additional securities.

         Because  interest and principal  payments on
the  underlying  mortgages  pass  through to holders,
the  average  life of GNMA  Certificates  varies with
the   maturities   of   the    underlying    mortgage
instruments,  which  have  maximum  maturities  of 30
years.   However,   because   unscheduled   principal
payments on the underlying  mortgages  resulting from
prepayment,   refinancing  or  foreclosure  are  also
passed  through to holders,  the average life of GNMA
Certificates is normally substantially shorter than the original maturity of the underlying mortgage pools.

         The  occurrence of mortgage  prepayments  is
affected by factors  including  the level of interest
rates,  the degree of the  increase  or  decrease  in
interest   rates   over   time,    general   economic
conditions,  the  location  and age of the  mortgage,
and social and  demographic  conditions.  Prepayments
generally  occur when  interest  rates  have  fallen;
thus,  reinvestments  of principal  prepayments  will
usually be at lower rates.  Prepayments  also tend to
occur more  frequently  in mortgage  pools with rates
significantly   higher   than   prevailing   mortgage
rates.  The  coupon  rate  of  GNMA  Certificates  is
lower than the interest  rate paid on the  underlying
mortgages  only  by the  amount  of the  fee  paid to
GNMA and the issuer,  usually  1/2 of 1%.  Therefore,
GNMA  Certificates  trading at a  premium,  which are
usually     Certificates     with    coupon     rates
significantly higher than the rates of Certificates being issued at the time of purchase, are subject to greater risk of prepayment at par.

         The   Investment   Advisor   will   attempt,
through careful evaluation of available GNMA issues and prevailing market conditions, to invest in GNMA
Certificates which provide a high income return but are not subject to substantial risk of loss of principal. Accordingly, the Advisor may forego the opportunity to invest in certain issues of GNMA
Certificates which would provide a high current income yield if the Advisor determines that such issues would be subject to a risk of prepayment and loss of principal over the long term that would outweigh the short-term increment in yield.

Noninvestment-grade Debt Securities


         Calvert   Social   Balanced  may  invest  in
lower  quality  debt  securities   (generally   those
rated   BB  or  lower  by  S&P  or  Ba  or  lower  by
Moody's).   Subject  to  the  Portfolio's  investment
policy  provides  that it may not  invest  more  than
20% of its  assets  in  securities  rated  below B by
either  rating  service,  or  in  unrated  securities
determined   by  the  Advisor  to  be  comparable  to
securities  rated below B by either  rating  service.
Calvert  Social  International  Equity  may invest up
to  5%  of  its   assets   in  lower   quality   debt
securities,  and Calvert  Social Small Cap Growth may
invest  up to 35% of its  assets  in debt  securities
without      regard     to     investment      grade.
Noninvestment-grade   securities   have  moderate  to
poor  protection of principal  and interest  payments
and have speculative  characteristics.  (See Appendix
for a description of the ratings.)  These  securities
involve  greater  risk of default  or price  declines
due  to  changes  in  the  issuer's  creditworthiness
than  investment-grade  debt securities.  Because the
market  for  lower-rated  securities  may be  thinner
and less  active  than for  higher-rated  securities,
there  may  be  market  price  volatility  for  these
securities  and  limited   liquidity  in  the  resale
market.   Market  prices  for  these  securities  may
decline   significantly   in   periods   of   general
economic   difficulty  or  rising   interest   rates.
Unrated  debt  securities  may fall  into  the  lower
quality  category.  Unrated  securities  usually  are
not   attractive   to  as  many   buyers   as   rated
securities are, which may make them less marketable.


         The  quality  limitation  set  forth  in the
Portfolios'    investment    policy   is   determined
immediately after a Portfolio's acquisition of a given security. Accordingly, any later change in ratings will not be considered when determining whether an investment complies with the Portfolio's investment policy.

         When  purchasing  high-yielding  securities,
rated or  unrated,  the  Advisors  prepare  their own
careful  credit   analysis  to  attempt  to  identify
those issuers whose  financial  condition is adequate
to  meet  future  obligations  or is  expected  to be
adequate   in   the   future.    Through    portfolio
diversification   and  credit  analysis,   investment
risk can be reduced, although there can be no assurance that losses will not occur.

Options and Futures Contracts


         Calvert Social  International  Equity, Small
Cap  Growth  and Mid Cap  Growth  may,  in pursuit of
their  investment  objectives,  purchase put and call
options  and engage in the  writing  of covered  call
options and secured put options on  securities  which
meet the Portfolios'  social  criteria,  and employ a
variety    of    other     investment     techniques.
Specifically,  these  Portfolios  may also  engage in
the   purchase   and  sale  of  stock  index   future
contracts,   foreign  currency   futures   contracts,
interest rate futures contracts, and options on such futures, as described more fully below.


         These   Portfolios   will   engage  in  such
transactions  only to hedge  the  existing  positions
in the  respective  Portfolios.  They will not engage
in   such    transactions   for   the   purposes   of
speculation or leverage. Such investment policies and techniques may involve a greater degree of risk than those inherent in more conservative investment approaches.

         These  Portfolios  will not  engage  in such
options or futures  transactions  unless they receive
appropriate  regulatory  approvals permitting them to
engage   in   such   transactions.   Calvert   Social
International  Equity,  Small Cap  Growth and Mid Cap
Growth  may not  write  options  on more  than 50% of
their  total  assets.   These  Portfolios  may  write
"covered   options"   on   securities   in   standard
contracts  traded on national  securities  exchanges.
These  Portfolios  will write  such  options in order
to receive  the  premiums  from  options  that expire
and  to  seek  net  gains   from   closing   purchase
transactions with respect to such options.

         Put and  Call  Options  -  These  Portfolios
may  purchase  put  and  call  options,  in  standard
contracts  traded on national  securities  exchanges,
on securities  of issuers which meet the  Portfolios'
social  criteria.   These  Portfolios  will  purchase
such  options  only to hedge  against  changes in the
value of securities the  Portfolios  hold and not for
the purposes of  speculation  or leverage.  In buying
a  put,  a  Portfolio  has  the  right  to  sell  the
security at the  exercise  price,  thus  limiting its
risk of loss  through a decline in the  market  value
of the  security  until the put  expires.  The amount
of any  appreciation  in the value of the  underlying
security  will be  partially  offset by the amount of
the  premium  paid for the put option and any related
transaction  costs.  Prior to its  expiration,  a put
option  may be sold  in a  closing  sale  transaction
and any  profit or loss from the sale will  depend on
whether  the  amount  received  is more or less  than
the  premium   paid  for  the  put  option  plus  the
related transaction costs.

         These Portfolios may purchase call options on securities that they may intend to purchase and that meet the Portfolios' social criteria. Such transactions may be entered into in order to limit the risk of a substantial increase in the market price of the security which the Portfolio intends to purchase. Prior to its expiration, a call option may be sold in a closing sale transaction. Any profit or loss from such a sale will depend on whether the amount received is more or less than the premium paid for the call option plus the related transaction costs.

         Covered  Options  -  These   Portfolios  may
write  only  covered   options  on  equity  and  debt
securities in standard contracts traded on national securities exchanges. For call options, this means that so long as a Portfolio is obligated as the writer of a call option, that Portfolio will own the underlying security subject to the option and, in the case of put options, that Portfolio will, through its custodian, deposit and maintain either cash or securities with a market value equal to or greater than the exercise price of the option.

         When  a  Portfolio  writes  a  covered  call
option,  the Portfolio  gives the purchaser the right
to purchase  the  security  at the call option  price
at any time  during  the life of the  option.  As the
writer  of  the  option,  the  Portfolio  receives  a
premium,   less  a   commission,   and  in   exchange
foregoes   the   opportunity   to  profit   from  any
increase  in  the  market   value  of  the   security
exceeding the call option price.  The premium  serves
to  mitigate  the effect of any  depreciation  in the
market value of the  security.  Writing  covered call
options  can  increase  the  income of the  Portfolio
and thus  reduce  declines in the net asset value per
share  of the  Portfolio  if  securities  covered  by
such  options  decline in value.  Exercise  of a call
option  by the  purchaser,  however,  will  cause the
Portfolio  to  forego  future   appreciation  of  the
securities covered by the option.

         When  a  Portfolio   writes  a  secured  put
option,  it will gain a profit  in the  amount of the
premium,  less a commission,  so long as the price of
the  underlying  security  remains above the exercise
price.  However,  the Portfolio  remains obligated to
purchase the  underlying  security  from the buyer of
the put  option  (usually  in the  event the price of
the security  funds below the exercise  price) at any
time  during the option  period.  If the price of the
underlying  security falls below the exercise  price,
the  Portfolio  may  realize a loss in the  amount of
the  difference  between the  exercise  price and the
sale  price  of  the   security,   less  the  premium
received.

         These  Portfolios  may  purchase  securities
that may be  covered  by call  options  solely on the
basis   of   considerations   consistent   with   the
investment    objectives    and   policies   of   the
Portfolios.   The   Portfolio   turnover   rate   may
increase  through  the  exercise  of a  call  option;
this will generally occur if the market value of a "covered" security increases and the portfolio has not entered into a closing purchase transaction.

         Risks  Related  to  Options  Transactions  -
The  Portfolios   can  close  out  their   respective
positions  in  exchange-traded  options  only  on  an
exchange  which  provides a secondary  market in such
options.   Although   these   Portfolios   intend  to
acquire and write only such  exchange-traded  options
for  which an  active  secondary  market  appears  to
exist,  there can be no assurance  that such a market
will  exist for any  particular  option  contract  at
any   particular   time.   This  might   prevent  the
Portfolios  from closing an options  position,  which
could  impair  the   Portfolios'   ability  to  hedge
effectively. The inability to close out a call position may have an adverse effect on liquidity because the Portfolio may be required to hold the securities underlying the option until the option expires or is exercised.

         Futures   Transactions  -  These  Portfolios
may  purchase and sell  futures  contracts  ("futures
contracts")  but only when,  in the  judgment  of the
Advisor,  such a  position  acts as a  hedge  against
market  changes  which  would  adversely  affect  the
securities  held  by the  Portfolios.  These  futures
contracts  may  include,  but  are  not  limited  to,
market   index   futures    contracts   and   futures
contracts based on U.S. Government obligations.

         A futures  contract is an agreement  between
two  parties to buy and sell a  security  on a future
date  which  has  the  effect  of  establishing   the
current  price  for the  security.  Although  futures
contracts  by their  terms  require  actual  delivery
and  acceptance  of  securities,  in most  cases  the
contracts are closed out before the  settlement  date
without   the  making  or  taking  of   delivery   of
securities.   Upon   buying  or   selling  a  futures
contract,   the  Portfolio  deposits  initial  margin
with its  custodian,  and  thereafter  daily payments
of  maintenance  margin  are  made  to and  from  the
executing  broker.  Payments  of  maintenance  margin
reflect   changes   in  the  value  of  the   futures
contract, with the Portfolio being obligated to make such payments if its futures position becomes less valuable and entitled to receive such payments if its positions become more valuable.

         These   Portfolios   may  only   invest   in
futures   contracts   to   hedge   their   respective
existing  investment  positions  and not  for  income
enhancement,   speculation   or  leverage   purposes.
Although  some  of  the  securities   underlying  the
futures   contract  may  not  necessarily   meet  the
Portfolios'   social   criteria,   any   such   hedge
position   taken   by  these   Portfolios   will  not
constitute  a  direct   ownership   interest  in  the
underlying securities.

         Futures  contracts  have  been  designed  by
boards   of  trade   which   have   been   designated
"contracts   markets"   by  the   Commodity   Futures
Trading   Commission   ("CFTC").   As   series  of  a
registered  investment  company,  the  Portfolios are
eligible  for  exclusion  from the CFTC's  definition
of  "commodity  pool  operator,"   meaning  that  the
Portfolios  may  invest in  futures  contracts  under
specified  conditions  without  registering  with the
CFTC. Among these  conditions are  requirements  that
each  Portfolio  invest in futures  only for  hedging
purposes  and that the  aggregate  initial  margin on
futures  contracts  and  premium on options  relating
to  futures  shall not  exceed 5% of the  Portfolio's
assets.   Futures   contracts   trade  on   contracts
markets  in a  manner  that is  similar  to the way a
stock  trades on a stock  exchange  and the boards of
trade,    through   their   clearing    corporations,
guarantee performance of the contracts.

         Options   on  Futures   Contracts   -  These
Portfolios   may  purchase  and  write  put  or  call
options  and sell call  options on futures  contracts
in  which a  Portfolio  could  otherwise  invest  and
which  are  traded  on a U.S.  exchange  or  board of
trade.  The  Portfolios  may also enter into  closing
transactions   with   respect  to  such   options  to
terminate an existing position; that is, to sell a put option already owned and to buy a call option to close a position where the Portfolio has already sold a corresponding call option.

         The  Portfolios  may only  invest in options
on  futures   contracts  to  hedge  their  respective
existing  investment  positions  and not  for  income
enhancement,   speculation   or  leverage   purposes.
Although  some  of  the  securities   underlying  the
futures  contract   underlying  the  option  may  not
necessarily meet the Portfolios' social criteria, any such hedge position taken by these Portfolios will not constitute a direct ownership interest in the underlying securities.

         An option on a  futures  contract  gives the
purchaser  the  right,  in  return  for  the  premium
paid,  to assume a position  in a futures  contract-a
long  position  if the  option  is a call and a short
position  if  the  option  is a  put-at  a  specified
exercise  price at any time  during the period of the
option.  The  Portfolios  will pay a premium for such
options  purchased or sold. In  connection  with such
options  bought  or sold,  the  Portfolios  will make
initial   margin   deposits   and  make  or   receive
maintenance  margin  payments  which reflect  changes
in  the   market   value   of  such   options.   This
arrangement is similar to the margin arrangements applicable to futures contracts described above.

         Put  Options  on  Futures  Contracts  -  The
purchase  of put  options  on  futures  contracts  is
analogous  to the sale of  futures  contracts  and is
used to protect  the  portfolio  against  the risk of
declining  prices.  These Portfolios may purchase put
options  and sell put  options on  futures  contracts
that  are  already  owned  by  that  Portfolio.   The
Portfolios will only engage in the purchase of put options and the sale of covered put options on market index futures for hedging purposes.

         Call  Options  on  Futures  Contracts  - The
sale  of  call   options  on  futures   contracts  is
analogous  to the sale of  futures  contracts  and is
used to protect  the  portfolio  against  the risk of
declining  prices.  The  purchase of call  options on
futures  contracts  is analogous to the purchase of a
futures  contract.  These  Portfolios  may  only  buy
call  options  to close an  existing  position  where
the Portfolio has already sold a  corresponding  call
option,  or for a cash  hedge.  The  Portfolios  will
only  engage  in the  sale  of call  options  and the
purchase  of  call   options  to  cover  for  hedging
purposes.

         Writing  Call  Options on Futures  Contracts
- The  writing of call  options on futures  contracts
constitutes  a  partial   hedge   against   declining
prices of the  securities  deliverable  upon exercise
of the  futures  contract.  If the  futures  contract
price at  expiration  is below  the  exercise  price,
the  Portfolio  will  retain  the full  amount of the
option   premium  which   provides  a  partial  hedge
against any decline that may have occurred in the Portfolio's securities holdings.

         Risks of Options  and  Futures  Contracts  -
If  one of  these  Portfolios  has  sold  futures  or
takes  options   positions  to  hedge  its  portfolio
against  decline in the  market and the market  later
advances,  the  Portfolio  may  suffer  a loss on the
futures  contracts  or  options  which it  would  not
have  experienced  if it had not hedged.  Correlation
is also  imperfect  between  movements  in the prices
of futures  contracts  and movements in prices of the
securities  which are the subject of the hedge.  Thus
the  price of the  futures  contract  or  option  may
move  more  than  or  less  than  the  price  of  the
securities  being hedged.  Where a Portfolio has sold
futures or taken  options  positions to hedge against
decline in the  market,  the market may  advance  and
the  value of the  securities  held in the  Portfolio
may  decline.  If this were to occur,  the  Portfolio
might  lose  money  on  the  futures   contracts   or
options  and also  experience  a decline in the value
of its portfolio securities.  However,  although this
might  occur  for  a  brief  period  or  to a  slight
degree,  the value of a  diversified  portfolio  will
tend  to  move  in  the   direction   of  the  market
generally.

         The   Portfolios   can  close  out   futures
positions  only on an  exchange  or  board  of  trade
which  provides a secondary  market in such  futures.
Although  the  Portfolios  intend to purchase or sell
only  such  futures  for  which an  active  secondary
market  appears to exist,  there can be no  assurance
that  such a market  will  exist  for any  particular
futures  contract at any particular  time. This might
prevent  the   Portfolios   from  closing  a  futures
position, which could require a Portfolio to make daily cash payments with respect to its position in the event of adverse price movements.

         Options   on   futures   transactions   bear
several  risks  apart from those  inherent in options
transactions  generally.  The Portfolios'  ability to
close  out  their   options   positions   in  futures
contracts   will  depend   upon   whether  an  active
secondary  market for such  options  develops  and is
in  existence  at the  time  the  Portfolios  seek to
close  their  positions.  There  can be no  assurance
that   such  a  market   will   develop   or   exist.
Therefore,   the  Portfolios  might  be  required  to
exercise the options to realize any profit.


Foreign  Currency  Transactions  (Not  applicable  to
Calvert Social Money Market Portfolio)


         Forward    Foreign     Currency     Exchange
Contracts.   A  forward  foreign  currency   exchange
contract  involves an  obligation to purchase or sell
a specific  currency at a future  date,  which may be
any fixed  number of days  ("Term")  from the date of
the contract  agreed upon by the parties,  at a price
set at the  time  of the  contract.  These  contracts
are  traded   directly   between   currency   traders
(usually   large   commercial    banks)   and   their
customers.

         The  Portfolios  will not  enter  into  such
forward  contracts  or  maintain  a net  exposure  in
such  contracts   where  it  would  be  obligated  to
deliver an amount of foreign currency in excess of the value of its portfolio securities and other assets denominated in that currency. The Advisors and Subadvisors believes that it is important to have the flexibility to enter into such forward contract when it determines that to do so is in a Portfolio's best interests.


         Foreign  Currency  Options  (Not  applicable
to   Calvert   Social   Money   Market  or   Balanced
Portfolios). A foreign  currency  option provides the
option buyer
with  the  right to buy or sell a  stated  amount  of
foreign  currency at the exercise  price on or before
a specified  date.  A call option gives its owner the
right,  but not the obligation,  to buy the currency,
while a put  option  gives its owner the  right,  but
not  the  obligation,   to  sell  the  currency.  The
option  seller  buyer may close its position any time
prior to  expiration  of the  option  period.  A call
rises   in   value   if   the   underlying   currency
appreciates. Conversely, a put rises in value if the underlying currency depreciates. Purchasing a foreign currency option can protect a Portfolio against adverse movement in the value of a foreign currency.


         Foreign Currency Futures  Transactions.  The
Portfolio   may   use   foreign    currency   futures
contracts  and  options  on such  futures  contracts.
Through the  purchase or sale of such  contracts,  it
may be able to  achieve  many of the same  objectives
attainable   through  the  use  of  foreign  currency
forward   contracts,   but   more   effectively   and
possibly at a lower cost.

         Unlike  forward  foreign  currency  exchange
contracts,  foreign  currency  futures  contracts and
options on foreign  currency  futures  contracts  are
standardized  as to amount  and  delivery  period and
are  traded  on  boards  of  trade  and   commodities
exchanges. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts.

-----------------------------------------------------
               INVESTMENT RESTRICTIONS
-----------------------------------------------------


CALVERT SOCIAL BALANCED


Fundamental Investment Restrictions

         The  Portfolio  has  adopted  the  following
investment  restrictions  which,  together  with  the
foregoing   investment   objectives  and  fundamental
policies, cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. As defined in the Investment
Company Act of 1940, this means the lesser of the vote of (a) 67% of the shares of the Portfolio at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Portfolio. Shares have equal rights as to voting, except that only shares of a Portfolio are entitled to vote on matters affecting only that Portfolio
(such as changes in investment objective, policies or restrictions).

The Portfolio may not:

         1.       Issue  senior   securities
         (except  that it may  borrow  money
         as  described  in   restriction  11
         below).
         2.       With  respect  to at least
         75%  of  the  value  of  its  total
         assets,  invest more than 5% of its
         total  assets  in  the   securities
         (other  than  securities  issued or
         guaranteed  by  the  United  States
         Government   or  its   agencies  or
         instrumentalities)   of   any   one
         issuer    (including     repurchase
         agreements with any one bank).
         3.       Purchase  more than either
         (1) 10% in principal  amount of the
         outstanding  debt  securities of an
         issuer,   or   (ii)   10%   of  the
         outstanding  voting  securities  of
         an   issuer,   except   that   such
         restrictions  shall  not  apply  to
         securities  issued or guaranteed by
         the  United  States  Government  or
         its agencies or instrumentalities.
         4.       Invest  more  than  25% of
         its total assets in the  securities
         of  issuers  primarily  engaged  in
         the same industry.  For purposes of
         this    restriction,    gas,    gas
         transmission,  electric, water, and
         telephone  utilities  each  will be
         considered  a  separate   industry.
         This  restriction does not apply to
         obligations  of  domestic  branches
         of  domestic  banks or savings  and
         loan     associations     or     to
         obligations  issued  or  guaranteed
         by the  United  States  Government,
         its agencies or instrumentalities.
         5.       Invest  in  companies  for
         the purpose of  exercising  control
         (along or  together  with the other
         Portfolios).
         6.       Purchase   securities   of
         other     investment     companies,
         [except   in   connection   with  a
         trustee's/director's       deferred
         compensation   plan,   as  long  as
         there   is   no    duplication   of
         advisory   fees;   or]   except  in
         connection     with    a    merger,
         consolidation,    acquisition    or
         reorganization,  or by  purchase in
         the open  market of  securities  of
         closed-end   investment   companies
         where no  underwriter  or  dealer's
         commission  or  profit,  other than
         customary broker's  commission,  is
         involved,       if      immediately
         thereafter   the  Portfolio   would
         own: (a)  securities  of investment
         companies   having   an   aggregate
         value  in  excess  of 10%  of  such
         Portfolio's total assets;  (b) more
         than 3% of the  outstanding  voting
         stock  of the  investment  company;
         or    (c)    securities    of   the
         investment    company   having   an
         aggregate  value in excess of 5% of
         the Portfolio's total assets.
         7.       Purchase      or      sell
         interests  in  oil,  gas  or  other
         mineral  exploration or development
         programs,  commodities,   commodity
         contracts,   real  estate  mortgage
         loans,  except that each  Portfolio
         may purchase  securities of issuers
         which  invest or deal in any of the
         above,   and   except   that   each
         Portfolio  may invest in securities
         that are  secured by real estate or
         real   estate    mortgages.    This
         restriction   does  not   apply  to
         obligations  issued  or  guaranteed
         by the  United  States  Government,
         its agencies or instrumentalities.
         8.       Purchase  any   securities
         on   margin    (except   that   the
         Portfolio     may    obtain    such
         short-term   credit   as   may   be
         necessary   for  the  clearance  of
         purchases  and  sales of  portfolio
         securities)  or make short sales of
         securities   or  maintain  a  short
         position.
         9.       Make   loans,   except  as
         provided  in (10)  below or through
         the  purchase  of   obligations  in
         private  placements  or by entering
         into  repurchase   agreements  (the
         purchase     of     publicly-traded
         obligations    are    not   to   be
         considered the making of a loan).
         10.      Lend  its   securities  in
         excess of 10% of its total  assets,
         provided  that such  loan  shall be
         made   in   accordance   with   the
         guidelines  set forth  below  under
         "Lending of Portfolio Securities."
         11.      Borrow  amounts  in excess
         of 10% of its  total  assets  taken
         at market  value at the time of the
         borrowing,   and  then   only  from
         banks as a  temporary  measure  for
         extraordinary      or     emergency
         purposes,  or  to  meet  redemption
         requests   that   might   otherwise
         require  the  untimely  disposition
         of   securities,    and   not   for
         investment  or  leveraging,  except
         by    entering     into     reverse
         repurchase  agreements.  Borrowings
         and reverse  repurchase  agreements
         combined  will not  exceed 1/3 of a
         Portfolio'   total   assets,    and
         additional  investments will not be
         made by a Portfolio  if  borrowings
         exceed 5% of its total assets.
         12.      Mortgage,          pledge,
         hypothecate   or  in   any   manner
         transfer,     as    security    for
         indebtedness,  any securities owned
         or held by  such  Portfolio  except
         as may be necessary  in  connection
         with reverse repurchase  agreements
         or  borrowings  mentioned  in  (11)
         above,  and then  such  mortgaging,
         pledging or  hypothecating  may not
         exceed   10%  of  such   Portfolio'
         total  assets.  In order to  comply
         with certain state  statutes,  such
         Portfolio  will not, as a matter of
         operating policy, mortgage,  pledge
         or  hypothecate  its  securities to
         the  extent  that at any  time  the
         percentage  of the value of pledged
         securities  plus the maximum  sales
         charge   will  exceed  10%  of  the
         value of such  Portfolio  shares at
         the maximum offering price.
         13.      Underwrite  securities  of
         other  issuers  except  insofar  as
         the  Portfolio  may  be  deemed  an
         underwriter  under  the  Securities
         Act of 1933 in  selling  shares  of
         each  Portfolio,  and  except as it
         may be  deemed  such  in a sale  of
         restricted securities.
         14.      Write,  purchase  or  sell
         puts,    calls   or    combinations
         thereof,  except in connection with
         when-issued securities.
         15.      Invest  in  securities  of
         foreign  issuers  if at the time of
         acquisition  more  than  10% of its
         total  assets taken at market value
         at  the  time  of  the  investment,
         would   be    invested    in   such
         securities.
         16.      Participate   on  a  joint
         (or a joint and  several)  basis in
         any trading  account in  securities
         (but  this  does not  prohibit  the
         "bunching"  of orders  for the sale
         or    purchase     of     Portfolio
         securities     with    the    other
         Portfolio  or with  other  accounts
         advised   or   sponsored   by   the
         Investment  Advisor  or  any of its
         affiliates   to  reduce   brokerage
         commissions    or    otherwise   to
         achieve  best  overall   execution;
         see "Investment Advisor," below):
         17.      Purchase   or  retain  the
         securities  of any  issuer,  if, to
         the  knowledge  of  the  Portfolio,
         officers   and   directors  of  the
         Portfolio,  the Investment Advisor,
         or  any  subsidiary  thereof,  each
         owning  beneficially  more than 1/2
         of 1% of  the  securities  of  such
         issuer,  own in the aggregate  more
         than 5% of the  securities  of such
         issuer.
         18.      Invest  more  than  10% of
         its  total  assets  in   repurchase
         agreements  maturing  in more  than
         seven   days  and  other   illiquid
         investments.

         To  comply  with  certain  state  investment
restrictions,  the  Portfolio  will not,  as a matter
of  operating   policy,   permit  any   Portfolio  to
purchase or otherwise  acquire the  securities of any
issuer,  other than  securities  issued or guaranteed
as to principal  and  interest by the United  States,
if  immediately  after such  purchase or  acquisition
the value of such  investment,  together  with  prior
investments  of that  Portfolio in the  securities of
such  issuer,  would  exceed  10% of the value of the
Portfolio's  assets.  The  Portfolio  may  change  or
modify this policy  only if the  Portfolio  obtains a
waiver  of  the  applicable   requirement   from  the
commissioner of insurance of the state imposing the requirement.


CALVERT SOCIAL MONEY MARKET AND INTERNATIONAL EQUITY


Fundamental Investment Restrictions

         The  Portfolios  have adopted the  following
investment  restrictions  which,  together  with  the
foregoing   investment   objectives  and  fundamental
policies, cannot be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio. As defined in the Investment
Company Act of 1940, this means the lesser of the vote of (a) 67% of the shares of the Portfolio at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Portfolio. Shares have equal rights as to voting, except that only shares of a Portfolio are entitled to vote on matters affecting only that Portfolio
(such as changes in investment objective, policies or restrictions).

The Portfolios may not:

         1.       With  respect  to  75%  of
         assets,  purchase securities of any
         issuer (other than  obligations of,
         or   guaranteed   by,   the  United
         States Government,  its agencies or
         instrumentalities)    if,    as   a
         result,  more  than 5% of the value
         of  its  total   assets   would  be
         invested  in   securities  of  that
         issuer.
         2.       Concentrate  more than 25%
         of the  value of its  assets in any
         one  industry;  provided,  however,
         that  there is no  limitation  with
         respect    to     investments    in
         obligations  issued  or  guaranteed
         by the United States  Government or
         its           agencies          and
         instrumentalities,  and  repurchase
         agreements  secured thereby or with
         respect  to  investments  in  money
         market instruments of banks.
         3.       Purchase  more than 10% of
         the outstanding  voting  securities
         of any issuer.
         4.       Make   loans   other  than
         through   the   purchase  of  money
         market  instruments  and repurchase
         agreements  or by the  purchase  of
         bonds,  debentures  or  other  debt
         securities.  The  purchase  by  the
         Portfolio  of all or a  portion  of
         an issue of publicly  or  privately
         distributed   debt  obligations  in
         accordance   with  its   investment
         objective,       policies       and
         restrictions,  shall not constitute
         the making of a loan.
         5.       Underwrite  the securities
         of  other  issuers,  except  to the
         extent that in connection  with the
         disposition    of   its   portfolio
         securities,  the  Portfolio  may be
         deemed to be an underwriter.
         6.       Purchase  from  or sell to
         any  of  the  Fund's   officers  or
         Directors,  or firms  of which  any
         of   them    are    members,    any
         securities   (other  than   capital
         stock of the  Portfolio),  but such
         persons   or   firms   may  act  as
         brokers  for  the   Portfolio   for
         customary commissions.
         7.       Borrow money,  except from
         banks for  temporary  or  emergency
         purposes   and  then   only  in  an
         amount  up to 10% of the  value  of
         the  Portfolio's  total  assets and
         except  by   engaging   in  reverse
         repurchase  agreements;   provided,
         however,  that it may  only  engage
         in  reverse  repurchase  agreements
         so long as,  at the time it  enters
         into    a    reverse     repurchase
         agreement,  the aggregate  proceeds
         from      outstanding       reverse
         repurchase  agreements,  when added
         to  other  outstanding   borrowings
         permitted by this  section,  do not
         exceed  33 1/3% of the  Portfolio's
         total  assets.  In order to  secure
         any   permitted    borrowings   and
         reverse    repurchase    agreements
         under this  section,  the Portfolio
         may     pledge,     mortgage     or
         hypothecate its assets.
         8.       Make   short    sales   of
         securities    or    purchase    any
         securities  on margin  except  that
         the   Portfolio   may  obtain  such
         short-term   credits   as   may  be
         necessary   for  the  clearance  of
         purchases and sales of  securities.
         The   deposit  or  payment  by  the
         Portfolio     of     initial     or
         maintenance  margin  in  connection
         with  financial  futures  contracts
         or related options  transactions is
         not  considered  the  purchase of a
         security on margin.
         9.       Write,  purchase  or  sell
         puts,    calls   or    combinations
         thereof  except that the  Portfolio
         may   (a)   write   exchange-traded
         covered  call  options on portfolio
         securities  and enter into  closing
         purchase  transactions with respect
         to such options,  and the Portfolio
         may write  exchange-traded  covered
         call options on foreign  currencies
         and    secured   put   options   on
         securities  and foreign  currencies
         and write  covered call and secured
         put  options  on   securities   and
         foreign  currencies traded over the
         counter,  and  enter  into  closing
         purchase  transactions with respect
         to  such   options,   (b)  purchase
         exchange-traded  call  options  and
         put options and  purchase  call and
         put   options   traded   over   the
         counter,    provided    that    the
         premiums  on all  outstanding  call
         and put  options  do not  exceed 5%
         of  its  total  assets,  and  enter
         into closing sale  transaction with
         respect  to such  options,  and (c)
         engage   in    financial    futures
         contracts   and   related   options
         transactions,   provided  that  the
         sum of the initial margin  deposits
         on   the    Portfolio's    existing
         futures   and    related    options
         positions  and  the  premiums  paid
         for  related   options   would  not
         exceed 5% of its total assets.
         10.      Invest for the  purpose of
         exercising  control  or  management
         of another issuer.
         11.      Invest   in   commodities,
         commodities  futures contracts,  or
         real   estate,   although   it  may
         invest  in  securities   which  are
         secured  by  real  estate  or  real
         estate  mortgages and securities of
         issuers  which  invest  or  deal in
         commodities,   commodity   futures,
         real    estate   or   real   estate
         mortgages  and provided that it may
         purchase   or  sell   stock   index
         futures,  foreign currency futures,
         interest  rate  futures and options
         thereon.
         12.      Purchase     or     retain
         securities   issued  by  investment
         companies   except  to  the  extent
         permitted    by   the    Investment
         Company  Act of 1940,  as  amended;
         or    in    connection    with    a
         trustee's/director's       deferred
         compensation   plan,   as  long  as
         there   is   no    duplication   of
         advisory fees.

Nonfundamental Investment Restrictions


         Calvert     Social    Money    Market    and
International   Equity  have  adopted  the  following
operating    (i.e.,    non-fundamental)    investment
policies  and  restrictions  which may be  changed by
the   Board   of   Directors   without    shareholder
approval. None of these Portfolios may:

         1.       Purchase          illiquid
         securities  if more  than  10% (15%
         for  International  Equity)  of the
         value of a  Portfolio's  net assets
         would   be    invested    in   such
         securities.  A  Portfolio  may  buy
         and  sell  securities  outside  the
         U.S. that are not  registered  with
         the SEC or marketable in the U.S.

         For    purposes    of    the     Portfolio's
concentration  policy  contained in restriction  (2),
above,  the  Fund  intends  to  comply  with  the SEC
staff position that  securities  issued or guaranteed
as to principal  and  interest by any single  foreign
government   are   considered  to  be  securities  of
issuers in the same industry.


         Any investment  restriction  that involves a
maximum  percentage  of securities or assets will not
be  considered  to be violated  unless an excess over
the applicable  percentage  occurs  immediately after
an   acquisition  of  securities  or  utilization  of
assets, and the excess is attributable to that event.


CALVERT SOCIAL SMALL CAP GROWTH


Fundamental Investment Restrictions

         The  Portfolio  has  adopted  the  following
investment   restrictions  which  cannot  be  changed
without the approval of the holders of a majority of the outstanding shares of the Portfolio. As defined in the Investment Company Act of 1940, this means the lesser of the vote of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Portfolio. The Portfolio may not:

         1.       With  respect  to  50%  of
         its assets,  purchase securities of
         any issuer (other than  obligations
         of, or  guaranteed  by,  the United
         States Government,  its agencies or
         instrumentalities)    if,    as   a
         result,  more  than 5% of the value
         of  its  total   assets   would  be
         invested  in   securities  of  that
         issuer.  (The  remaining 50% of its
         total   assets   may  be   invested
         without  restriction  except to the
         extent       other       investment
         restrictions may be applicable).
         2.       Concentrate  25%  or  more
         of the  value of its  assets in any
         one  industry;  provided,  however,
         that  there is no  limitation  with
         respect    to     investments    in
         obligations  issued  or  guaranteed
         by the United States  Government or
         its           agencies          and
         instrumentalities,  and  repurchase
         agreements secured thereby.
         3.       Make  loans  of more  than
         one-third  of  the  assets  of  the
         Fund,  or as  permitted by law. The
         purchase  by the  Fund  of all or a
         portion of an issue of  publicly or
         privately      distributed     debt
         obligations in accordance  with its
         investment objective,  policies and
         restrictions,  shall not constitute
         the making of a loan.
         4.       Underwrite  the securities
         of   other   issuers,   except   as
         permitted  by the Board of Trustees
         within  applicable  law, and except
         to the  extent  that in  connection
         with   the   disposition   of   its
         portfolio securities,  the Fund may
         be deemed to be an underwriter.
         5.       Purchase  from  or sell to
         any  of  the  Fund's   officers  or
         trustees,  or  companies  of  which
         any   of   them   are    directors,
         officers    or    employees,    any
         securities  (other  than  shares of
         beneficial  interest  of the Fund),
         but such  persons  or firms may act
         as   brokers   for  the   Fund  for
         customary commissions.
         6.       Except  as   required   in
         connection     with     permissible
         options,   futures  and   commodity
         activities  of the Fund,  invest in
         commodities,    commodity   futures
         contracts,    or    real    estate,
         although    it   may    invest   in
         securities  which  are  secured  by
         real    estate   or   real   estate
         mortgages    and    securities   of
         issuers  which  invest  or  deal in
         commodities,   commodity   futures,
         real    estate   or   real   estate
         mortgages  and provided that it may
         purchase  or  enter  into   futures
         contracts  and  options  on futures
         contracts,     foreign     currency
         futures,  interest rate futures and
         options thereon.

Nonfundamental Investment Restrictions

         The  Portfolio  has  adopted  the  following
operating    (i.e.,    non-fundamental)    investment
policies and restrictions which may be changed by the Board of Trustees without shareholder approval.
The Portfolio may not:


         7.       Invest,  in the aggregate,
         more than 15% of its net  assets in
         illiquid  securities.  Purchases of
         securities  outside  the U.S.  that
         are not registered  with the SEC or
         marketable  in the U.S. are not per
         se illiquid.
         8.       Borrow  money in an amount
         exceeding  one-third  of the Fund's
         total  assets,  or as  permitted by
         law.   In  order  to   secure   any
         permitted   borrowings  under  this
         section,   the  Fund  may   pledge,
         mortgage or hypothecate its assets.
         9.       Purchase  more than 10% of
         the outstanding  voting  securities
         of any issuer.


         For    purposes    of    the     Portfolio's
concentration  policy  contained in restriction  (2),
above,  the Portfolio  intends to comply with the SEC
staff position that  securities  issued or guaranteed
as to principal  and  interest by any single  foreign
government   are   considered  to  be  securities  of
issuers in the same industry.


CALVERT SOCIAL MID CAP GROWTH


Fundamental Investment Restrictions

         The  Portfolio  has  adopted  the  following
investment   restrictions  which  cannot  be  changed
without the approval of the holders of a majority of the outstanding shares of the Portfolio. As defined in the Investment Company Act of 1940, this means the lesser of the vote of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Portfolio. The Portfolio may not:

         1.       With  respect  to  50%  of
         its assets,  purchase securities of
         any issuer (other than  obligations
         of, or  guaranteed  by,  the United
         States Government,  its agencies or
         instrumentalities)    if,    as   a
         result,  more  than 5% of the value
         of  its  total   assets   would  be
         invested  in   securities  of  that
         issuer.  The  remaining  50% of its
         total   assets   may  be   invested
         without   restriction,   except  as
         disclosed    elsewhere    in    the
         Prospectus  or SAI and except  that
         no more  than  25% may be  invested
         in  the   securities   of  any  one
         issuer.
         2.       Concentrate  25%  or  more
         of the  value of its  assets in any
         one  industry;  provided,  however,
         that  there is no  limitation  with
         respect    to     investments    in
         obligations  issued  or  guaranteed
         by the United States  Government or
         its           agencies          and
         instrumentalities,  and  repurchase
         agreements secured thereby.
         3.       Make  loans  of more  than
         one-third  of  the  assets  of  the
         Portfolio,  or as permitted by law.
         The  purchase by the  Portfolio  of
         all or a  portion  of an  issue  of
         publicly or  privately  distributed
         debt   obligations   in  accordance
         with  its   investment   objective,
         policies  and  restrictions,  shall
         not  constitute  the  making  of  a
         loan.
         4.       Underwrite  the securities
         of   other   issuers,   except   as
         permitted    by   the    Board   of
         Directors  within  applicable  law,
         and  except to the  extent  that in
         connection  with the disposition of
         its portfolio securities,  the Fund
         may be deemed to be an underwriter.
         5.       Purchase  from  or sell to
         any  of  the  Fund's   officers  or
         directors,  or  companies  of which
         any   of   them   are    directors,
         officers    or    employees,    any
         securities  (other  than  shares of
         beneficial    interest    of    the
         Portfolio),  but  such  persons  or
         firms  may act as  brokers  for the
         Fund for customary commissions.
         6.       Except  as   required   in
         connection     with     permissible
         options,   futures  and   commodity
         activities   of   the    Portfolio,
         invest  in  commodities,  commodity
         futures  contracts,  real estate or
         real estate  limited  partnerships,
         although    it   may    invest   in
         securities  which  are  secured  by
         real    estate   or   real   estate
         mortgages    and    securities   of
         issuers  which  invest  or  deal in
         commodities,   commodity   futures,
         real    estate   or   real   estate
         mortgages  and provided that it may
         purchase   or  sell   stock   index
         futures,  foreign currency futures,
         interest  rate  futures and options
         thereon.
         7.       Invest  in the  shares  of
         other investment companies,  except
         as  permitted  by the  1940  Act or
         other  applicable  law, or pursuant
         to Calvert's  nonqualified deferred
         compensation  plan  adopted  by the
         Board  of  Directors  in an  amount
         not to exceed  10% or as  permitted
         by law.
         8.       Purchase  more than 10% of
         the outstanding  voting  securities
         of any issuer.

Nonfundamental Investment Restrictions


         Mid Cap Growth  has  adopted  the  following
operating    (i.e.,     nonfundamental)    investment
policies  and  restrictions  which may be  changed by
the   Board   of   Directors   without    shareholder
approval. The Fund may not:


         9.       Invest,  in the aggregate,
         more than 15% of its net  assets in
         illiquid  securities.  Purchases of
         securities  outside  the U.S.  that
         are not registered  with the SEC or
         marketable  in the U.S. are not per
         se illiquid.
         10.      Make   short    sales   of
         securities    or    purchase    any
         securities  on margin  except  that
         the    Fund   may    obtain    such
         short-term   credits   as   may  be
         necessary   for  the  clearance  of
         purchases and sales of  securities.
         The  depositor  payment by the Fund
         of  initial or  maintenance  margin
         in   connection    with   financial
         futures    contracts   or   related
         options    transactions    is   not
         considered   the   purchase   of  a
         security on margin.
         11.      Borrow money,  except from
         banks for  temporary  or  emergency
         purposes,   and  then  only  in  an
         amount not to exceed  one-third  of
         the  Portfolio's  total assets,  or
         as  permitted  by law.  In order to
         secure  any  permitted   borrowings
         under this  section,  the Portfolio
         may     pledge,     mortgage     or
         hypothecate its assets.

         For    purposes    of    the     Portfolio's
concentration  policy  contained in restriction  (2),
above,  the  Fund  intends  to  comply  with  the SEC
staff position that  securities  issued or guaranteed
as to principal  and  interest by any single  foreign
government   are   considered  to  be  securities  of
issuers in the same industry.

         Any investment restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the applicable percentage occurs immediately after an acquisition of securities or utilization of assets and results therefrom.

Virginia Law Restrictions

         In addition to the  investment  restrictions
described  above,  the  Portfolios  will  comply with
restrictions   contained  in  the  current   Virginia
Insurance  Laws  in  order  that  the  assets  of the
Variable   Accounts  may  be  invested  in  Portfolio
shares.   The  Virginia   Insurance   Laws  currently
permit the  Variable  Accounts to invest in Portfolio
shares   without    restricting    the    Portfolios'
investments.    However,    those   laws   or   their
interpretation may change.

Lending of Portfolio Securities

         Subject  to  the   investment   restrictions
above,   a  Portfolio  may  lend  its  securities  to
brokers,   dealers  and  financial  institutions  and
receive   as   collateral   cash  or  United   States
Treasury  securities.  At all times while the loan is
outstanding,   collateral   will  be   maintained  in
amounts  equal  to  at  least  100%  of  the  current
market  value  of the  loaned  securities.  Any  cash
collateral    will   be   invested   in    short-term
securities,  which will  increase the current  income
the  Portfolio  lending  its  securities.  Such loans
will be  terminable  by the Portfolio at any time and
will  not be made  to  affiliates  of the  Portfolio.
The  Portfolio  will have the right to regain  record
ownership   of   loaned    securities   to   exercise
beneficial    rights    such   as   voting    rights,
subscription   rights   and   rights  to   dividends,
interest or other  distributions.  The  Portfolio may
pay  reasonable  fees to  persons  unaffiliated  with
the  Portfolio for arranging  loans.  The  dividends,
interest  and  other  distributions  received  by the
Portfolio  on loaned  securities,  for tax  purposes,
may  be  treated  as  income  other  than   qualified
income for purposes of the 90% test  discussed  below
under  "Taxes." The  Portfolios  intend to lend their
securities  only to the  extent  that  such  activity
does  not  jeopardize   their   qualification   as  a
regulated    investment    company    under   certain
provisions of the Internal Revenue Code. Loans of securities will be made only to firms that the Investment Advisor deems creditworthy. However, as with any extensions of credit, there are risks of delay in recovery and even loss of rights in the collateral should the borrower of securities fail financially.

When-Issued and Delayed Delivery Securities

         From time to time,  in the  ordinary  course
of business,  each Portfolio may purchase  securities
on a when-issued  or delayed  delivery  basis -- that
is,  delivery  and  payment can take place a month or
more  after  the  date  of  the   transactions.   The
securities  purchased  in this  manner are subject to
market  fluctuation  and no  interest  accrues to the
purchaser   during  this   period.   At  the  time  a
Portfolio makes a commitment to purchase securities on a when-issued or delayed delivery basis, the price is fixed and the Portfolio will record the transaction and thereafter reflect the value, each day, of the security in determining the net asset value of the Portfolio. At the time of delivery of the securities, the value may be more or less than the purchase price.

         The  Portfolio  will enter  commitments  for
when-issued  or  delayed  delivery   securities  only
when  it   intends   to   acquire   the   securities.
Accordingly,   each   Portfolio   will   establish  a
segregated  account  with the  Portfolio's  custodian
bank  in  which  it  will   maintain   cash  or  cash
equivalents or other  portfolio  securities  equal in
value  to   commitments   for  such   when-issued  or
delayed   delivery   securities.   Subject   to  this
restriction,   a   Portfolio   may   purchase   these
securities without limit.

-----------------------------------------------------
            INVESTMENT SELECTION PROCESS
-----------------------------------------------------


         Investments  in the  Portfolios are selected
on the basis of their  ability to  contribute  to the
dual  objective of the  Portfolios.  The Advisors and
Subadvisors   have   each   developed   a  number  of
techniques   for   evaluating   the   performance  of
issuers in each of these areas.  The primary  sources
of information  are reports  published by the issuers
themselves,  the reports of public agencies,  and the
reports  of  groups  which  monitor   performance  in
particular  areas.  These sources of information  are
sometimes   augmented   with  direct   interviews  or
written  questionnaires  addressed to the issuers. It
should be  recognized,  however,  that  there are few
generally  accepted  measures by which achievement in
these    areas   can   be   readily    distinguished;
therefore, the development of suitable measurement techniques is largely within the discretion and judgment of the Advisors and Subadvisors of the Portfolio.

         It  should  be noted  that  the  Portfolios'
social  criteria  tend to limit the  availability  of
investment   opportunities  more  than  is  customary
with other  investment  companies.  The  Advisor  and
Subadvisors,   however,   believe   that   there  are
sufficient  investment  opportunities  to permit full
investment    among    issuers   that   satisfy   the
Portfolios' social investment objective.


         To the greatest  extent  possible,  the same
social   criteria  is  applied  to  the  purchase  of
non-equity   securities  as  to  equity  investments.
Bank  certificates  of  deposit,   commercial  paper,
repurchase   agreements,   and  corporate  bonds  are
judged in the same way as a prospective purchase of the bank's or issuing company's common stock. The
Portfolios may invest, however, in certificates of deposit of banks and savings and loan associations in which the Portfolios would not otherwise invest because such institutions have assets of $1 billion or less, but generally only to the extent all such investments are fully insured as to principal by the Federal Deposit Insurance Corporation.

         Obligations  issued  by the  U.S.  Treasury,
such as U.S.  Treasury  bills,  notes and bonds,  are
supported  by the full  faith and  credit of the U.S.
Government.    Certain    obligations    issued    or
guaranteed   by   a   U.S.   Government   agency   or
instrumentality  are  supported by the full faith and
credit  of  the  U.S.   Government.   These   include
obligations   issued  by  the   Export-Import   Bank,
Farmers  Home  Administration,   Government  National
Mortgage   Association,   Postal  Service,   Merchant
Marine,  and  Washington  Metropolitan  Area  Transit
Authority.  The  Portfolios  may also invest in other
U.S.    Government    agency    or    instrumentality
obligations  which are  supported  only by the credit
of the agency or  instrumentality  and may be further
supported  by the right of the issuer to borrow  from
the   U.S.   Treasury.   Such   obligations   include
securities  issued  by  the  Bank  for  Cooperatives,
Federal   Intermediate   Credit  Bank,  Federal  Land
Bank,  Federal  Home  Loan  Bank,  Federal  Home Loan
Mortgage  Corporation,  and Federal National Mortgage
Association.


         CAM  has  retained  NCM  Capital  Management
Group,   Inc.   as   Subadvisor   for  the   Balanced
Portfolio,  Murray Johnstone  International,  Ltd. as
Subadvisor for the  International  Equity  Portfolio,
Brown Capital  Management,  Inc.,  as Subadvisor  for
the Mid Cap Growth  Portfolio,  and Awad & Associates
to  serve  as  Subadvisor  to the  Small  Cap  Growth
Portfolio.    "The   Portfolios'    Subadvisors   are
described  in the  Prospectus.  See "The Fund And Its
Management."



-----------------------------------------------------
                 PORTFOLIO TURNOVER
-----------------------------------------------------


         Each  Portfolio  has  a  different  expected
annual   rate  of   portfolio   turnover.   Portfolio
turnover   is   defined   as  the  lesser  of  annual
purchases  or sales of portfolio  securities  divided
by  the   monthly   average   of  the  value  of  the
Portfolios'    securities    (excluding    from   the
computation all securities,  including options,  with
maturities  or  expiration   dates  at  the  time  of
acquisition  of one  year or  less).  A high  rate of
portfolio       turnover      generally      involves
correspondingly    greater    brokerage    commission
expenses,   which  must  be  borne  directly  by  the
Portfolio.    Notwithstanding   increased   brokerage
commission  expenses,   particular  holdings  may  be
sold  at  any   time  if   investment   judgment   or
Portfolio operations make a sale advisable.

         For the fiscal years 1995,  1996,  and 1997,
the  portfolio  turnover  rates  for  Calvert  Social
Balanced  were  163%,  99%,  and 905%,  respectively.
For the same time  periods,  the  portfolio  turnover
rates for  Calvert  Social Mid Cap Growth  were 135%,
124%,  and  96%,  respectively.  For  the  same  time
periods,   the  portfolio   turnover  rates  for  the
International Equity series were 90%, 85%, and 35%, respectively. For the period from inception (March
1, 1995) through December 31, 1995, and for fiscal year 1996, and 1997, the portfolio turnover rates for Small Cap Growth were 223%, 120%, and 292%, respectively.

         No   Portfolio    turnover   rate   can   be
calculated  for Calvert  Social  Money  Market due to
the short  maturities of the  instruments  purchased.
Portfolio  turnover  should  not affect the income or
net  asset  value  of  Calvert  Social  Money  Market
because   brokerage   commissions  are  not  normally
charged on the purchase or sale of money market instruments.


-----------------------------------------------------
          PURCHASE AND REDEMPTION OF SHARES
-----------------------------------------------------

         The  Portfolios   continuously  offer  their
shares at prices  equal to the  respective  net asset
values of the  Portfolios  determined  in the  manner
set forth  below  under  "Determination  of Net Asset
Value." The  Portfolios  offer their shares,  without
sales   charge,   only  for   purchase   by   various
Insurance   Companies   for   allocation   to   their
Variable  Accounts.  It is  conceivable  that  in the
future  it may be  disadvantageous  for both  annuity
Variable   Accounts  and  life   insurance   Variable
Accounts  of  different   Insurance   Companies,   to
invest simultaneously in the Portfolios, although currently neither the Insurance Companies nor the Portfolio foresee any such disadvantages to either variable annuity or variable life insurance policy holders of any Insurance Company. The Portfolio's
Board of Directors intends to monitor events in order to identify any material conflicts between such policyholders and to determine what action, if any, should be taken in response to any conflicts.

         The  Portfolios  are  required to redeem all
full and  fractional  shares for cash. The redemption
price is the net  asset  value per  share,  which may
be more or less  than the  original  cost,  depending
on  the  investment   experience  of  the  Portfolio.
Payment for shares  redeemed  will  generally be made
within  seven days after  receipt of a proper  notice
of  redemption.  The  right to  redeem  shares  or to
receive  payment with respect to any  redemption  may
only be  suspended  for any period  during  which (a)
trading   on  the  New   York   Stock   Exchange   is
restricted  as  determined  by  the   Securities  and
Exchange  Commission,  or the  Exchange is closed for
other than  weekends and  holidays;  (b) an emergency
exists,   as   determined  by  the   Securities   and
Exchange  Commission,  as a result of which  disposal
of Portfolio  securities or  determination of the net
asset value of a  Portfolio  is not  practicable;  or
(c) the Securities  and Exchange  Commission by order
permits    postponement   for   the   protection   of
shareholders.

-----------------------------------------------------
          DETERMINATION OF NET ASSET VALUE
-----------------------------------------------------


         The net  asset  value of the  shares of each
Portfolio  of the Fund is  determined  by adding  the
values  of all  securities  and  other  assets of the
Portfolio,   subtracting  liabilities  and  expenses,
and   dividing   by  the  number  of  shares  of  the
Portfolio  outstanding.  Expenses are accrued  daily,
including  the  investment   advisory  fee.   Calvert
Social Money  Market  attempts to maintain a constant
net  asset  value of $1.00 per  share;  the net asset
values  of  Calvert  Social  Balanced,  International
Equity,   Small  Cap   Growth   and  Mid  Cap  Growth
fluctuate  based on the  respective  market  value of
the  Portfolio's  investments.  The net  asset  value
per  share of each of the  Portfolios  is  determined
every  business  day as of the  close of the  regular
session  of the New York  Stock  Exchange  (generally
4:00 p.m.  Eastern time),  and at such other times as
may be necessary or  appropriate.  The  Portfolios do
not  determine  net asset  value on certain  national
holidays  or other  days on which the New York  Stock
Exchange  is  closed:  New  Year's  Day,  Presidents'
Day, Dr.  Martin  Luther King,  Jr. Day, Good Friday,
Memorial   Day,    Independence   Day,   Labor   Day,
Thanksgiving    Day,   and   Christmas    Day.   Each
Portfolio's net asset value per share is determined by dividing that Portfolio's total net assets (the value of its assets net of liabilities, including accrued expenses and fees) by the number of shares outstanding.

         The  assets  of  Calvert  Social   Balanced,
International  Equity,  Mid Cap  Growth and Small Cap
Growth  are valued as  follows:  (a)  securities  for
which market  quotations  are readily  available  are
valued  at  the  most  recent  closing  price,   mean
between bid and asked price,  or yield  equivalent as
obtained  from  one or more  market  makers  for such
securities;  (b) securities  maturing  within 60 days
may be  valued at cost,  plus or minus any  amortized
discount  or premium,  unless the Board of  Directors
determines  such method not to be  appropriate  under
the  circumstances;  and (c) all other securities and
assets for which  market  quotations  are not readily
available  will be fairly  valued by the  Advisor  in
good  faith  under  the  supervision  of the Board of
Directors.  Securities  primarily  traded on  foreign
securities  exchanges  are  generally  valued  at the
preceding   closing   values   on  their   respective
exchanges  where  primarily  traded.  Equity  options
are  valued at the last  sale  price  unless  the bid
price is  higher  or the  asked  price is  lower,  in
which   event  such  bid  or  asked  price  is  used.
Exchange  traded fixed  income  options are valued at
the last sale price  unless  there is no sale  price,
in which  event  current  prices  provided  by market
makers  are  used.   Over-the-counter   fixed  income
options  are  valued   based  upon   current   prices
provided  by market  makers.  Financial  futures  are
valued at the settlement  price  established each day
by the board of trade or  exchange  on which they are
traded.  Because  of the need to obtain  prices as of
the   close   of   trading   on   various   exchanges
throughout   the  world,   the   calculation  of  the
Portfolio's  net asset  value does not take place for
contemporaneously   with  the  determination  of  the
prices of U.S.  portfolio  securities.  For  purposes
of  determining  the net asset  value all  assets and
liabilities  initially  expressed in foreign currency
values will be converted  into United  States  dollar
values  at the  mean  between  the  bid  and  offered
quotations of such  currencies  against United States
dollars at last quoted by any recognized  dealer.  If
an  event  were  to  occur  after  the  value  of  an
investment  was so  established  but  before  the net
asset  value  per  share  was  determined  which  was
likely to  materially  change  the net  asset  value,
then  the  instrument  would  be  valued  using  fair
value   consideration   by  the  Directors  or  their
delegates.

         Calvert   Social  Money   Market's   assets,
including    securities    subject   to    repurchase
agreements,  are normally  valued at their  amortized
cost  which  does not take  into  account  unrealized
capital  gains or losses.  This  involves  valuing an
instrument  at its cost  and  thereafter  assuming  a
constant  amortization  to maturity  of any  discount
or premium,  regardless of the impact of  fluctuating
interest   rates   on  the   market   value   of  the
instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price that would be received upon sale of the instrument.

         Rule 2a-7 under the  Investment  Company Act
of  1940  permits   Calvert   Social  Money  Market's
assets  to  be  valued  at  amortized   cost  if  the
Portfolio   maintains   a   dollar-weighted   average
maturity  of 90  days  or  less  and  only  purchases
obligations  having remaining  maturities of thirteen
months or less.  Rule 2a-7  requires,  as a condition
of its use,  that Calvert  Social Money Market invest
only in  obligations  determined  by the Directors to
be of good  quality  with  minimal  credit  risks and
requires  the   Directors  to  establish   procedures
designed  to  stabilize,  to  the  extent  reasonably
possible,   the   Portfolio's   price  per  share  as
computed  for the  purpose  of sales and  redemptions
at  $1.00.  Such  procedures  include  review  of the
Portfolio's  investment  holdings  by the  Directors,
at such  intervals as they may deem  appropriate,  to
determine  whether  the  Portfolio's  net asset value
calculated by using  available  market  quotations or
equivalents  deviates  from $1.00 per share  based on
amortized  cost.  If such  deviation  exceeds  0.50%,
the  Directors  will  promptly  consider what action,
if  any,  will  be   initiated.   In  the  event  the
Directors  determine  that a deviation  exists  which
may  result  in  material  dilution  or other  unfair
results to  investors or existing  shareholders,  the
Directors  will take such  corrective  action as they
regard as necessary and appropriate,  including:  the
sale of  portfolio  instruments  prior to maturity to
realize   capital  gains  or  losses  or  to  shorten
average  portfolio   maturity;   the  withholding  of
dividends or payment of distributions from capital or capital gains; redemptions of shares in kind; or the establishment of a net asset value per share based upon available market quotations.


-----------------------------------------------------
                        TAXES
-----------------------------------------------------


         In 1997  the  Portfolios  qualified,  and in
1998  the   Portfolios   intend  to  qualify,   as  a
"regulated  investment  company" under the provisions
of  Subchapter  M of the  Internal  Revenue Code (the
"Code").  To qualify  for  treatment  as a  regulated
investment   company,   each  Portfolio  must,  among
other   things,   have  assets   that  meet   certain
requirements  specified  in the  Code and  derive  in
each  taxable  year at least 90% of its gross  income
from  dividends,  interest,  payments with respect to
securities  loans,  and gains (without  deduction for
losses) from the sale or other  disposition  of stock
or   securities.   If   the   Portfolio   distributes
substantially  all of its net  ordinary  and  capital
gains   income,   the   Portfolio   qualifies   as  a
regulated investment company and is relieved from paying federal income tax on amounts distributed.
Each Portfolio will be taxed as a separate entity.


         Since  the  shareholders  of the  Portfolios
are   Insurance   Companies,    this   Statement   of
Additional    Information    does   not   contain   a
discussion  of the  federal  income tax  consequences
at   the   shareholder    level.    For   information
concerning   the   federal   tax    consequences   to
purchasers of annuity or life insurance policies, see the prospectus for the policies.

-----------------------------------------------------
        CALCULATION OF YIELD AND TOTAL RETURN
-----------------------------------------------------


Calvert Social Money Market: Yield

         From  time  to  time  Calvert  Social  Money
Market   advertises   its  "yield"   and   "effective
yield."  Both yield  figures are based on  historical
earnings  and are not  intended  to  indicate  future
performance.  The  "yield"  of Calvert  Social  Money
Market  refers to the actual  income  generated by an
investment  in the Portfolio  over a particular  base
period of time.  If the base  period is less than one
year,  the yield is then  "annualized."  That is, the
net  change,  exclusive  of capital  changes,  in the
value of a share  during  the base  period is divided
by the net asset  value  per  share at the  beginning
of the period,  and the result is  multiplied  by 365
and  divided  by the  number  of  days  in  the  base
period.    Capital   changes    excluded   from   the
calculation  of yield  are:  (1)  realized  gains and
losses   from  the  sale  of   securities,   and  (2)
unrealized  appreciation  and  depreciation.  Calvert
Social  Money  Market's   "effective   yield"  for  a
seven-day  period is its annualized  compounded yield
during  the  period,   calculated  according  to  the
following formula:


 Effective yield = [(base period return) + 1]365/7 -
                          1


         For  the  seven-day  period  ended  December
31, 1997,  Calvert  Social Money  Market's  yield was
5.35% and its effective yield was 5.50%.


         The  yield  of the  Money  Market  Portfolio
will  fluctuate  in  response  to changes in interest
rates  and  general  economic  conditions,  portfolio
quality,    portfolio    maturity,    and   operating
expenses.   Yield  is  not  fixed  or   insured   and
therefore  is not  comparable  to a savings  or other
similar   type   of   account.   Yield   during   any
particular time period should not be considered an indication of future yield. It is, however, useful in evaluating a Portfolio's performance in meeting its investment objective.


Calvert Social Balanced,  International  Equity,  Mid
Cap Growth  and Small Cap  Growth:  Total  Return and
Other Quotations


         Calvert   Social   Balanced,   International
Equity,  Mid Cap  Growth  and  Small Cap  Growth  may
each  advertise   "total  return."  Total  return  is
computed  by  taking  the  total   number  of  shares
purchased  by  a  hypothetical   $1,000   investment,
adding all additional shares purchased within the period with reinvested dividends and distributions, calculating the value of those shares at the end of the period, and dividing the result by the initial
$1,000 investment. For periods of more than one year, the cumulative total return is then adjusted for the number of years, taking compounding into account, to calculate average annual total return during that period.

         Total return is computed according to the following formula:

                   P(1 + T)n = ERV

where  P  =  a   hypothetical   initial   payment  of
$10,000;  T = total return;  n = number of years; and
ERV = the ending  redeemable  value of a hypothetical
$10,000   payment  made  at  the   beginning  of  the
period. Total return is historical in nature and is not intended to indicate future performance. Total return for the Portfolios for the periods indicated are as follows:


-------------------------------------------------------
Periods Ended
December 31, 1997                SEC Average Annual
                                       Return
-------------------------------------------------------
Calvert Social Balanced
One Year                                      20.08%
Five Years                                    12.90%
Ten Years                                     12.42%


Calvert Social International
Equity
One Year                                      13.23%
Five Years                                    12.91%
From Inception                                11.06%
(June 30, 1992)


Calvert Social Mid Cap Growth
One Year                                      23.53%
Five Years                                    12.41%
From Inception                                12.92%
(July 16, 1991)

Calvert Social Small Cap
Growth
One Year                                      -9.86%
From Inception                                10.61%
(March 15, 1995)

-------------------------------------------------------

         Total  return,  like  yield  and  net  asset
value per share,  fluctuates  in  response to changes
in  market  conditions.   Neither  total  return  nor
yield for any particular time period should be considered an indication of future return.

-----------------------------------------------------
            INVESTMENT ADVISORY AGREEMENT
-----------------------------------------------------


         The   current   Investment   Agreement   was
entered  into  on  June  30,  1992.   Unless  earlier
terminated,  the  Agreement  will  remain  in  effect
indefinitely  if approved  annually  (a) by the Board
of  Directors  of the  Fund or by a  majority  of the
outstanding  shares  of the  Portfolio,  including  a
majority   of  the   outstanding   shares   of   each
Portfolio, and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined by the Investment Company Act of 1940) of any such party. The Agreement is not assignable and may be terminated without penalty on 60 days' written notice at the option of either party or by the vote of the shareholders of the Portfolio.


         The Investment  Advisory  Agreement provides
that  the   Advisor   will  not  be   liable  to  the
Portfolio or to any  shareholder  or policy owner for
any error of  judgment  or  mistake of law or for any
loss   suffered   by   the   Portfolio   or  by   any
shareholder  or  policy  owner  in  connection   with
matters to which the  Investment  Advisory  Agreement
relates,   except  a  loss   resulting  from  willful
misfeasance,   bad  faith,   gross   negligence,   or
reckless disregard on the part of the advisor in the performance of its duties thereunder.


         For the Fund's  fiscal years ended  December
31, 1995,  1996, and 1997,  Calvert  Social  Balanced
paid   CAM   fees   of   $610,216,    $963,829,   and
$1,339,136,  respectively.  For 1995, 1996, and 1997,
Calvert Social Money Market paid  investment  adviser
fees    of    $27,591,    $24,348,    and    $30,309,
respectively.     For    1995,     Calvert     Social
International  Equity paid CAM $93,418,  and received
expense   reimbursements  from  CAM  of  $36,720.  In
1996,  Calvert Social  International  Equity paid CAM
$122,600,  and received expense  reimbursements  from
CAM   of   $27,740.    In   1997,    Calvert   Social
International   Equity   paid   CAM   $148,107,   and
received   expense   reimbursements   from   CAM   of
$25,189.  For 1995,  1996,  and 1997,  Calvert Social
Mid  Cap  Growth  paid  investment  advisory  fees of
$55,003,  $126,374, and $179,053,  respectively.  For
fiscal  year 1995,  Calvert  Social  Small Cap Growth
paid    CAM    $10,886,    and    received    expense
reimbursements  from CAM of $1,505.  For fiscal  year
1996,  Calvert  Social  Small  Cap  Growth  paid  CAM
$28,564, and received expense reimbursements from CAM of $3,794. For fiscal year 1997, Calvert Social
Small Cap Growth paid CAM $48,611, and received expense reimbursements from CAM of $6,208.


Securities Activities of the Investment Advisor

         Securities  held by the  Portfolios may also
be held by the Insurance  Companies,  their  separate
accounts  or mutual  funds  for which the  Investment
Advisor  or  a  Subadvisor   acts  as  an  investment
advisor.  Because of different investment  objectives
or  other  factors,  any of  these  parties  may  buy
shares  of the  Portfolios  when  one or  more  other
clients   are  selling   the  same   security.   Such
transactions   will  be  done  in  a  manner   deemed
equitable to all parties. To the extent that such transactions increase the demand for a Portfolio's shares, there may be an effect on share prices.

         When  deemed to be in the best  interest  of
the   Portfolios,    the   Investment   Advisors   or
Subadvisors  may aggregate the securities  with those
to  be  sold  or  purchased  for  other  accounts  or
companies  in order  to  obtain  favorable  execution
and  low  brokerage   commissions.   In  that  event,
allocation  of the  securities  purchased or sold, as
well as the  expenses  incurred  in the  transaction,
will   be   made  by  the   Investment   Advisor   or
Subadvisor  in the  manner  it  considers  to be most
equitable   and   consistent   with   its   fiduciary
obligations to the Portfolios and to the other accounts or companies involved. In some cases this procedure may adversely affect the size of the position obtainable for a Portfolio.

Payment of Expenses


         In  addition  to  the  portfolio  management
and investment  advice  described  above, CAM also is
obligated  to  perform  certain   administrative  and
management  services  and to provide  all  executive,
administrative,    clerical   and   other   personnel
necessary  to operate  the  Portfolio  and to pay the
salaries of all these  persons.  CAM will furnish the
Portfolio   with  office   space,   facilities,   and
equipment  and pay the  day-to-day  expenses  related
to the  operation  and  maintenance  of  such  office
space,  facilities and equipment.  Legal,  accounting
and all other expenses  incurred in the  organization
of the  Portfolio,  including  costs  of  registering
under federal and state  securities  laws,  will also
be  paid  by  CAM  except   with   respect  to  those
administrative    services    provided   by   Calvert
Administrative  Services  Company to  Calvert  Social
International   Equity,   Calvert   Social   Mid  Cap
Growth,   and   Calvert   Social   Small  Cap  Growth
pursuant    to    their    Administrative    Services
Agreements.

         Expenses   of  the  Fund  will  be   accrued
daily.  Expenses  that the  respective  Portfolios of
the Fund will pay individually  include,  but are not
limited  to  the  following:  brokerage  commissions,
dealer  markups  and other  expenses  incurred in the
acquisition  or   disposition   of  any   securities,
printing costs  (including  the daily  calculation of
net asset value),  interest,  certain taxes,  charges
of  the  custodian  and  transfer  agent,  and  other
expenses  attributable  to  a  particular  Portfolio.
Expenses  which  will  be  allocated  to the  various
Portfolios   on  the   basis   of  the  size  of  the
respective  portfolio,  determined each day,  include
legal and  auditing  fees,  expenses  of  shareholder
and director  meetings,  independent  director  fees,
bookkeeping    expenses    related   to   shareholder
accounts,  insurance  charges,  cost of printing  and
mailing  shareholder  reports  and proxy  statements,
the  cost  to  pay   dividends   and   capital   gain
distributions,  the  costs of  printing  and  mailing
registration  statements,  and  updated  prospectuses
to  current  shareholders,  and the fees of any trade
association  of  which  the  Portfolio  is a  member.
Expenses  resulting from legal actions  involving the
Portfolio   and  any  amount  for  which  it  may  be
obligated to indemnify its officers, directors and employees, may either be directly applicable to particular Portfolios or allocated on the basis of the size of the respective Portfolios, depending on the nature of the legal action.


Securities Transactions and Brokerage

         The  Investment  Advisor,  and in some cases
the  Subadvisor,  is  primarily  responsible  for the
investment  decisions  of each  Portfolio,  including
decisions to buy and sell  securities,  the selection
of brokers  and  dealers to effect the  transactions,
the  placing  of  investment  transactions,  and  the
negotiation  of  brokerage  commissions,  if any.  No
Portfolio  has  any   obligation  to  deal  with  any
dealer or group of dealers in the execution of transactions in Portfolio securities. In placing orders, it is the policy of each Portfolio to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, the size of the transaction, and difficulty of execution. While the Investment
Advisor and Subadvisors generally seek reasonably competitive spreads or commissions, the Portfolios will not necessarily be paying the lowest spread or commission available.

         If the  securities  in  which  a  particular
Portfolio   invests  are  traded   primarily  in  the
over-the-counter  market,  the  Portfolio  will deal,
where  possible,  with the  dealers who make a market
in the securities  involved  unless better prices and
execution  are  available  elsewhere.  These  "market
makers"  usually  act as  principals  for  their  own
account.  On occasion,  the  Portfolios  may purchase
securities  directly  from  the  issuer.   Bonds  and
money market  securities  are  generally  traded on a
net  basis  and  do  not  normally   involve   either
brokerage  commission or transfer taxes.  The cost of
Portfolio   securities   transactions   will  consist
primarily of brokerage commissions or dealer or underwriter spreads.

         Portfolio  transactions  are  undertaken  on
the basis of their  desirability  from an  investment
standpoint.  Investment  decisions  and the choice of
brokers  and  dealers  are  made by the  Advisor  and
Subadvisors  under the direction and  supervision  of
the Board of Directors.  The Advisor and  Subadvisors
select   broker-dealers   on  the   basis   of  their
professional  capability  and the value  and  quality
of  their   services.   The  Advisor  and  Subadvisor
reserve  the right to place  orders for the  purchase
or sale of portfolio  securities with  broker-dealers
that  have  sold  shares  of the  Portfolios  or that
provide the Portfolios  with  statistical,  research,
or  other  information  and  services.  Although  any
statistical   research  or  other   information   and
services  provided  by  broker-dealers  may be useful
to  the  Advisor  and  the  Subadvisors,  the  dollar
value of such  information  and services is generally
indeterminable,   and  its  availability  or  receipt
does not serve  materially  to reduce  the  Advisor's
or  Subadvisor's   normal   research   activities  or
expenses.

         The  Advisors  and   Subadvisors   may  also
execute   portfolio   transactions  with  or  through
broker-dealers   that   have   sold   shares  of  the
Portfolio.   However,   such  sales  will  not  be  a
qualifying    or    disqualifying    factor    in   a
broker-dealer's  selection  nor will the selection of
any   broker-dealer   be  based  on  the   volume  of
Portfolio shares sold. The Advisors or Subadvisors may compensate such broker-dealers at their own expense in consideration of their promotional and administrative services.

-----------------------------------------------------
               DIRECTORS AND OFFICERS
-----------------------------------------------------

         The  directors  and officers of the Fund and
their  principal  occupations  are set  forth  below.
Directors  and Officers  who are active  employees of
the  Investment  Advisor or its  affiliates  will not
receive  any   additional   compensation   for  their
services to the Fund.


         FRANK H. BLATZ,  JR.,  Esq.,  Director.  Mr.
Blatz is a partner in the law firm of  Snevily,  Ely,
Williams,   Gurrieri  &  Blatz.  He  was  formerly  a
partner  with  Abrams,   Blatz,  Gran,   Hendricks  &
Reina,  P.A.  He is  also a  director/trustee  of The
Calvert Fund,  Calvert Cash Reserves,  First Variable
Rate Fund,  Calvert  Tax-Free  Reserves,  and Calvert
Municipal   Fund,  Inc.   Address:   308  East  Broad
Street, Westfield, New Jersey 07091. DOB: 10/29/35.
         *CHARLES E. DIEHL,  Director.  Mr.  Diehl is
Vice  President and Treasurer  Emeritus of the George
Washington   University,   and   has   retired   from
University   Support   Services,   Inc.  of  Herndon,
Virginia.  He is also a  director  of  Acacia  Mutual
Life Insurance  Company.  Address:  1658 Quail Hollow
Court, McLean, Virginia 22101. DOB: 10/13/22.
         *BARBARA   J.   KRUMSIEK,    President   and
Director.  Ms.  Krumsiek  serves as President,  Chief
Executive   Officer  and  Vice  Chairman  of  Calvert
Group,  Ltd.  and as an officer and  director of each
of its  affiliated  companies.  She is a director  of
Calvert-Sloan     Advisers,     L.L.C.,     and     a
trustee/director    of   each   of   the   investment
companies  in the  Calvert  Group of Funds.  Prior to
joining   Calvert  Group,   Ms.  Krumsiek  served  as
Senior  Vice  President  of  Alliance   Capital  LP's
Mutual Fund Division. DOB: 08/09/52.
         ARTHUR J. PUGH,  Trustee.  Mr.  Pugh  serves
as  a  director  of  Acacia  Federal   Savings  Bank.
Address:  4823  Prestwick  Drive,  Fairfax,  Virginia
22030. DOB: 09/24/37.
         SOUTH TRIMBLE,  III,  Director.  Mr. Trimble
is special  counsel to and  formerly was a partner in
the law firm of  Reasoner  & Fox.  Address:  888 17th
Street, N.W., Suite 800,  Washington,  DC 20006. DOB:
06/25/25.
         RONALD M. WOLFSHEIMER,  CPA, Treasurer.  Mr.
Wolfsheimer   is  Senior  Vice  President  and  Chief
Financial  Officer of  Calvert  Group,  Ltd.  and its
subsidiaries  and an  officer  of each  of the  other
investment  companies in the Calvert  Group of Funds.
Mr.  Wolfsheimer  is Vice  President and Treasurer of
Calvert-Sloan  Advisers,  L.L.C.,  and a director  of
Calvert Distributors, Inc. DOB: 07/24/47.
         WILLIAM M.  TARTIKOFF,  Esq., Vice President
and  Secretary.  Mr.  Tartikoff  is General  Counsel,
Secretary,  and  Senior  Vice  President  of  Calvert
Group,   Ltd.,  and  its  subsidiaries,   and  is  an
officer  of each of the  other  investment  companies
in the  Calvert  Group of  Funds.  Mr.  Tartikoff  is
Vice   President  and   Secretary  of   Calvert-Sloan
Advisers,    L.L.C.,    a    director    of   Calvert
Distributors,  Inc.,  and  is an  officer  of  Acacia
National Life Insurance Company. DOB: 08/12/47.
         RENO  J.  MARTINI,  Senior  Vice  President.
Mr.  Martini is a director and Senior Vice  President
of Calvert  Group,  Ltd.,  and Senior Vice  President
and  Chief   Investment   Officer  of  Calvert  Asset
Management  Company,  Inc.  Mr.  Martini  is  also  a
director  and  President of  Calvert-Sloan  Advisers,
L.L.C.,  and a director  and  officer of Calvert  New
World Fund, Inc. DOB: 1/13/50.
         DANIEL K. HAYES,  Vice President.  Mr. Hayes
is  Vice   President  of  Calvert  Asset   Management
Company,  Inc.,  and is an  officer  of  each  of the
other  investment  companies in the Calvert  Group of
Funds,  except for Calvert New World Fund,  Inc. DOB:
09/09/50.
         SUSAN   WALKER   BENDER,   Esq.,   Assistant
Secretary.  Ms. Bender is Associate  General  Counsel
of  Calvert  Group,  and an  officer  of  each of its
subsidiaries and Calvert-Sloan  Advisers,  L.L.C. She
is also an  officer  of each of the other  investment
companies  in  the  Calvert  Group  of  Funds.   DOB:
1/29/59.
         KATHERINE    STONER,     Esq.,     Assistant
Secretary.  Ms. Stoner is Associate  General  Counsel
of  Calvert  Group  and an  officer  of  each  of its
subsidiaries and Calvert-Sloan  Advisers,  L.L.C. She
is also an  officer  of each of the other  investment
companies  in  the  Calvert  Group  of  Funds.   DOB:
10/21/56.
         LISA  CROSSLEY   NEWTON,   Esq.,   Assistant
Secretary  and  Compliance  Officer.  Ms.  Newton  is
Associate  General  Counsel of  Calvert  Group and an
officer   of   each   of   its    subsidiaries    and
Calvert-Sloan   Advisers,   L.L.C.  She  is  also  an
officer  of each of the  other  investment  companies
in the Calvert Group of Funds. DOB: 12/31/61.
         IVY   WAFFORD    DUKE,    Esq.,    Assistant
Secretary.  Ms. Duke is Assistant  Counsel of Calvert
Group and an officer of each of its subsidiaries and Calvert-Sloan Advisers, L.L.C. She is also an officer of each of the other investment companies in the Calvert Group of Funds. Prior to working at Calvert Group Ms. Duke was an Associate in the
Investment  Management  Group  of  the  Business  and
Finance  Department  at  Drinker  Biddle  and  Reath.
DOB: 9/7/68.



         The  address  of  directors   and  officers,
unless  otherwise  noted, is 4550 Montgomery  Avenue,
Suite  1000N,  Bethesda,  Maryland  20814.  Directors
and  officers  of the Fund as a group  own less  than
1%  of  the  Fund's  outstanding  shares.   Directors
marked with an *,  above,  are  "interested  persons"
of the Fund,  under  the  Investment  Company  Act of
1940.
         During  fiscal  1997,  directors of the Fund
not  affiliated  with the  Fund's  Advisor  were paid
$638 by  Calvert  Social  Money  Market,  $18,277  by
Calvert  Social  Balanced,  $1,465 by Calvert  Social
International  Equity,  $2,156 by Calvert  Social Mid
Cap  Growth  and $358 by  Calvert  Social  Small  Cap
Growth.   Each  Director  of  the  Fund  who  is  not
affiliated  with the  Advisor  receives a meeting fee
of $750 for each Board  meeting  attended;  such fees
are  allocated  among the  Series  based  upon  their
relative  net  assets.  Directors  not on  any  other
Calvert  Group Fund  Boards  receive an annual fee of
$3,000.
         Directors  of the Fund not  affiliated  with
the  Fund's  Advisor  ("noninterested  persons")  may
elect  to defer  receipt  of all or a  percentage  of
their  annual  fees  and  invest  them in any fund in
the   Calvert    Family   of   Funds    through   the
Directors/Trustees    Deferred    Compensation   Plan
(shown a "Pension  or  Retirement  Benefits  Accrued
as part of Fund  Expenses," below).  Deferral of the
fees is  designed  to  maintain  the  parties  in the
same  position  as if the fees were paid on a current
basis.   Management   believes   this   will  have  a
negligible    effect    on   the    Fund's    assets,
liabilities, net assets, and net income per share.


             Director Compensation Table Fiscal Year 1997


                    Aggregate        Pension or Retirement    Total
                    Compensation     Benefits Accrued as      Compensation
                    from Fund for    part of Fund Expenses*   from Registrant
Name of Director    service as                                and Fund Complex
                    Director                                  paid to
                                                              Directors**
-----------------------------------------------------

Frank H. Blatz, Jr.         $3,000        $3,000               $46,000
Charles E. Diehl            $3,000        $3,000               $44,500
Arthur J. Pugh              $3,000        $3,000               $48,250
South Trimble, III          $6,750        $6,750               $8,250

*Messrs.  Blatz,  Diehl and Pugh have chosen to defer
a portion of their  compensation.  As of December 31,
1997,   total   deferred   compensation,    including
dividends    and    capital     appreciation,     was
$555,901.79,  $545,259.10 and  $187,735.55,  for each
director, respectively.

**As of December 31, 1997. The Fund Complex consists of nine (9) registered investment companies.

-----------------------------------------------------
               METHOD OF DISTRIBUTION
-----------------------------------------------------


         The  Fund  has  entered  into  an  agreement
with  Calvert  Distributors,   Inc.  ("CDI")  whereby
CDI,  acting as principal  underwriter  for the Fund,
makes   a   continuous   offering   of   the   Fund's
securities on a "best efforts" basis.
Under the  terms of the  agreement,  CDI is  entitled
to compensation  for services  performed and expenses
assumed.  Payments  to CDI may be  authorized  by the
Fund's  Board  of  Directors  from  time  to  time in
accordance  with  applicable  law. No  payments  were
authorized   in  1997.   No   associated   person  or
broker-dealer  may  have  an  interest  in  the  fees
payable  to CDI.  CDI is  responsible  for paying (i)
all  commissions  or  other  fees  to its  associated
persons  which are due for the sale of the  Policies,
and (ii)  any  compensation  to other  broker-dealers
and their  associated  persons due under the terms of
any   sales    agreement    between   CDI   and   the
broker-dealers.

-----------------------------------------------------
      TRANSFER AND SHAREHOLDER SERVICING AGENT
-----------------------------------------------------

         National   Financial  Data  Services,   Inc.
("NFDS"),   a  subsidiary  of  State  Street  Bank  &
Trust,  has  been  retained  by  the  Fund  to act as
transfer agent and dividend  disbursing agent.  These
responsibilities   include:   responding  to  certain
shareholder  inquiries  and  instructions,  crediting
and debiting  shareholder  accounts for purchases and
redemptions  of  Fund  shares  and  confirming   such
transactions,   and  daily  updating  of  shareholder
accounts  to  reflect   declaration  and  payment  of
dividends.
         Calvert    Shareholder    Services,    Inc.,
("CSSI"),  a subsidiary of Calvert  Group,  Ltd., and
Acacia  Mutual,  has been retained by the Fund to act
as   shareholder    servicing   agent.    Shareholder
servicing   responsibilities  include  responding  to
shareholder  inquiries  and  instructions  concerning
their  accounts,  entering any  telephoned  purchases
or redemptions  into the NFDS system,  maintenance of
broker-dealer  data,  and preparing and  distributing
statements   to    shareholders    regarding    their
accounts.  Calvert  Shareholder  Services,  Inc.  was
the sole transfer agent prior to January 1, 1998.
         For  these   services,   NFDS  and   Calvert
Shareholder  Services,  Inc.  receive a fee, from the
Fund,  payable  monthly,  of 0.03% on the first  $500
million of average daily net assets and 0.02% on such assets over $500 million.


-----------------------------------------------------
                 GENERAL INFORMATION
-----------------------------------------------------


         The Fund was  incorporated  in  Maryland  on
September 27, 1982. The  authorized  capital stock of
the  Fund  consists  of  three  hundred  twenty  five
million  shares  of  stock,  par  value of $1.00  per
share.  The Fund's Board of Directors  may, from time
to  time,   authorize   the  issuance  of  additional
shares  having the  descriptions,  powers and rights,
and    the    qualifications,     limitations,    and
restrictions  thereof,  as the Board of Directors may
determine.  The Board of  Directors  may also  change
the  designation  of any  portfolio  and may increase
or  decrease  the number of shares of any  portfolio,
but may not  decrease  the  number  of  shares of any
Portfolio   below  the   number  of  shares  of  that
portfolio  then  outstanding.  All  shares  of common
stock have equal  voting  rights  (regardless  of the
net asset  value per share)  except  that only shares
of the  respective  portfolio are entitled to vote on
matters  concerning only that portfolio.  Pursuant to
the  Investment  Company  Act of 1940  and the  rules
and   regulations    thereunder,    certain   matters
approved  by a vote of all  shareholders  of the Fund
may   not   be   binding   on   a   portfolio   whose
shareholders  have not  approved  that  matter.  Each
issued  and  outstanding  share  is  entitled  to one
vote and to  participate  equally  in  dividends  and
distributions  declared by the  respective  portfolio
and, upon  liquidation or dissolution,  in net assets
of such portfolio  remaining  after  satisfaction  of
outstanding   liabilities.   The   shares   of   each
portfolio,  when  issued,  will  be  fully  paid  and
non-assessable  and have no  preemptive or conversion
rights.  Holders  of  shares  of  any  portfolio  are
entitled  to redeem  their  shares as set forth above
under   "Purchase  and  Redemption  of  Shares."  The
shares do not have  cumulative  voting rights and the
holders  of more  than 50% of the  shares of the Fund
voting for the  election of  directors  can elect all
of the  directors  of the Fund if they  choose  to do
so and in such  event the  holders  of the  remaining
shares would not be able to elect any directors.
         The Fund's  Board of  Directors  has adopted
a   "proportionate   voting"  policy,   meaning  that
Insurance  Companies  will  vote  all of  the  Fund's
shares,  including  shares  the  Insurance  Companies
hold,  in  return  for  providing  the Fund  with its
capital  and in payment of charges  made  against the
variable    annuity   or   variable   life   separate
accounts, in proportion to the votes received from contractholders or policyowners.


-----------------------------------------------------
      REPORTS TO SHAREHOLDERS AND POLICYHOLDERS
-----------------------------------------------------

         The Fund will  issue  unaudited  semi-annual
reports  showing  the  Fund's  investments  and other
information,   and  it  will  issue  annual   reports
containing    financial    statements    audited   by
independent certified public auditors.

-----------------------------------------------------
               ADDITIONAL INFORMATION
-----------------------------------------------------

         The   Prospectus   and  this   Statement  of
Additional   Information   do  not  contain  all  the
information set forth in the registration statement and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, to which reference is hereby made.

-----------------------------------------------------
                FINANCIAL STATEMENTS
-----------------------------------------------------


         The  audited  financial  statements  for the
Fund  included in the Annual  Report to  Shareholders
dated December 31, 1997,  are expressly  incorporated
by  reference  and made a part of this  Statement  of
Additional  Information.  Copies of the Annual Report
may  be  obtained   free  of  charge  by  writing  or
calling the Fund.

=====================================================
 CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
=====================================================

         As  of  March  31,   1998,   the   following
shareholder  owned of  record  5% or more of  Calvert
Variable Series Social Balanced Portfolio:



Name and Address                         % of Ownership
Ageon Financial Services Group, Inc.      6.83%
formerly Providian Life & Health Ins Co.
Seperate Account V
Attn Roger Hayes - 8th Floor
PO Box 32830
Louisville, KY 40232-2830

Name and Address                         % of Ownership
Keynote Series Account                      8.53%
Attn Russell Warren
c/o Investors Bank & Trust Co.
Mail Code Mon 60
PO Box 9130
Boston, MA 02117-9130

Name and Address                         % of Ownership
Hartford Life Insurance Co.                 13.37%
Seperate Account
Attn Carol Lewis
200 Hopmeadow ST
Simsbury, CT 06089-9625

Name and Address                         % of Ownership
Mutual of America TVIF Fund                 14.41%
S/A #2
320 Park Avenue FL 8
New York, NY 10022-6815

Name and Address                         % of Ownership
Metropolitan Life Insurance Co.             15.22%
Attn Michael Lee
303 Perimeter Center N Suite 500
Atlanta, GA 30346-2402

Name and Address                         % of Ownership
Aetna Life Insurance & Annuity              24.20%
CO-ACES-Separate Account B
Attn Central Valuation Unit
Conveyor TS31
151 Farmington Avenue
Hartford, CT 06156-1000

         As  of  March  31,   1998,   the   following
shareholder  owned of  record  5% or more of  Calvert
Variable Series Social Mid Cap Portfolio:

Name and Address                         % of Ownership
American United Life Insurance Co.           7.38%
AUL American Individual Unit Trust
One American Square PO box 1995
Indianapolis, IN 46206-9102

Name and Address                         % of Ownership
American United Life Insurance Co.           7.42%
AUL American Unit Trust
One American Square PO box 1995
Indianapolis, IN 46206-9102

Name and Address                         % of Ownership
American United Life Insurance Co.           7.68%
Group Retirement Annuity
Separate Account II
One American Square PO box 1995
Indianapolis, IN 46206-9102

Name and Address                         % of Ownership
Metropolitan Life Insurance Co.             17.19%
Securities Accounting & Administration
Attn Michael Lee
303 Perimeter Center N Suite 500
Atlanta, GA 30346-2402

Name and Address                         % of Ownership
Ageon Financial Services Group, Inc.        58.66%
formerly Providian Life & Health Ins Co.
Seperate Account V
Attn Roger Hayes - 8th Floor
PO Box 32830
Louisville, KY 40232-2830

         As  of  March  31,   1998,   the   following
shareholder  owned of  record  5% or more of  Calvert
Variable   Series   Social    International    Equity
Portfolio:

Name and Address                         % of Ownership
Ageon Financial Services Group, Inc.        98.09%
formerly Providian Life & Health Ins Co.
Seperate Account V
Attn Roger Hayes - 8th floor
PO Box 32830
Louisville, KY 40232-2830


         As  of  March  31,   1998,   the   following
shareholder  owned of  record  5% or more of  Calvert
Variable Series Social Small Cap Growth Portfolio:

Name and Address                         % of Ownership
Ageon Financial Services Group, Inc.        72.53%
formerly Providian Life & Health Ins Co.
Seperate Account V
Attn Roger Hayes - 8th floor
PO Box 32830
Louisville, KY 40232-2830

-----------------------------------------------------
       INDEPENDENT ACCOUNTANTS AND CUSTODIANS
-----------------------------------------------------


         The  Board  of   Directors   has   appointed
Coopers & Lybrand,  L.L.P. as the Fund's  independent
accountants  for fiscal year 1998.  State Street Bank
and  Trust  Company,   N.A.,  225  Franklin   Street,
Boston,  Massachusetts  02110, serves as custodian of
the  Fund's  investments.   First  National  Bank  of
Maryland,   25  South  Charles   Street,   Baltimore,
Maryland 21203 also serves as custodian of certain of the Fund's cash assets. The custodians have no part in deciding the fund's investment policies or the choice of securities that are to be purchased or sold for the Fun's Portfolios.


-----------------------------------------------------
                      APPENDIX
-----------------------------------------------------

Corporate Bond Ratings
Description    of    Moody's     Investors    Service
Inc.'s/Standard & Poor's municipal bond ratings:
         Aaa/AAA:  Best  quality.  These  bonds carry
the  smallest  degree  of  investment  risk  and  are
generally   referred  to  as  "gilt  edge." Interest
payments   are   protected   by  a  large  or  by  an
exceptionally   stable   margin  and   principal   is
secure.  This rating  indicates an  extremely  strong
capacity to pay principal and interest.
         Aa/AA:   Bonds  rated  AA  also  qualify  as
high-quality  debt   obligations.   Capacity  to  pay
principal  and  interest is very  strong,  and in the
majority  of  instances  they  differ from AAA issues
only in small  degree.  They are rated lower than the
best bonds because  margins of protection  may not be
as  large  as  in  Aaa  securities,   fluctuation  of
protective  elements may be of greater amplitude,  or
there  may  be  other  elements  present  which  make
long-term  risks appear  somewhat  larger than in Aaa
securities.
         A/A:    Upper-medium    grade   obligations.
Factors  giving  security to  principal  and interest
are   considered   adequate,   but  elements  may  be
present   which   make   the   bond   somewhat   more
susceptible to the adverse  effects of  circumstances
and economic conditions.
         Baa/BBB:     Medium    grade    obligations;
adequate  capacity  to pay  principal  and  interest.
Whereas they  normally  exhibit  adequate  protection
parameters,  adverse economic  conditions or changing
circumstances  are more  likely to lead to a weakened
capacity to pay  principal  and interest for bonds in
this category than for bonds in the A category.
         Ba/BB,  B/B,  Caa/CCC,  Ca/CC: Debt rated in
these   categories   is  regarded  as   predominantly
speculative   with   respect  to   capacity   to  pay
interest  and  repay  principal.  There  may be  some
large   uncertainties  and  major  risk  exposure  to
adverse   conditions.   The   higher  the  degree  of
speculation, the lower the rating.
         C/C: This rating is only for no-interest income bonds.
         D: Debt in default; payment of interest and/or principal is in arrears.

Commercial Paper Ratings
Moody's Investors Services, Inc.

         A Prime  rating  is the  highest  commercial
paper rating assigned by Moody's  Investors  Service,
Inc.  Issuers rated Prime are further  referred to by
use  of  numbers  1,  2,  and  3 to  denote  relative
strength  within this highest  classification.  Among
the  factors   considered  by  Moody's  in  assigning
ratings  for  an  issuer  are  the   following:   (1)
management;  (2) economic  evaluation of the inherent
uncertain   areas;   (3)   competition  and  customer
acceptance  of products;  (4)  liquidity;  (5) amount
and  quality  of   long-term   debt;   (6)  ten  year
earnings trends;  (7) financial  strength of a parent
company  and the  relationships  which exist with the
issuer;   and  (8)   recognition   by  management  of
obligations  which may be  present  or may arise as a
result   of    public    interest    questions    and
preparations to meet such obligations.

Standard & Poor's Corporation

         Commercial  paper  rated  A  by  Standard  &
Poor's      Corporation     has     the     following
characteristics:  Liquidity  ratios are  better  than
the  industry  average.  Long term senior debt rating
is "A" or better.  In some cases BBB  credits  may be
acceptable.  The  issuer  has  access to at least two
additional  channels  of  borrowing.  Basic  earnings
and cash  flow have an upward  trend  with  allowance
made  for  unusual  circumstances.   Typically,   the
issuer's  industry  is well  established,  the issuer
has a strong  position  within its  industry  and the
reliability    and   quality   of    management    is
unquestioned. Issuers rated A are further referred to by use of numbers 1, 2, and 3 to denote relative strength within this classification.

CALVERT VARIABLE SERIES, INC.
(formerly named Acacia Capital Corporation)

PART C. OTHER INFORMATION

Item 24.          Financial Statements and Exhibits

         (a)      Financial Statements

         Financial statements incorporated by reference to:

         Registrant's Annual Report to
Shareholders dated
         December 31, 1997, and filed March
6, 1998.


         Schedules II-VII, inclusive, for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission, are omitted because they are not required under the related instructions, or they are inapplicable, or the required information is presented in the financial statements or notes thereto.

         (b)      Exhibits

         (1)      Articles of Incorporation of Acacia Capital
                  Corporation, incorporated by reference to
                  Initial Filing, dated 11/3/82.

         (a)      Restated Articles of Incorporation of Acacia
                  Capital Corporation, incorporated by reference to Post-Effective Amendment No. 31, dated
                  11/25/95.

         (b)      Articles Supplementary of Acacia Capital
                  Corporation, incorporated by reference to
                  Post-Effective Amendment No. 31, dated 2/22/96.

         (c)      Articles Supplementary of Acacia Capital
                  Corporation incorporated by reference to
                  Post-Effective Amendment No. 32, dated 4/22/97.

         (d)      Articles of Amendment of Acacia Capital
                  Corporation to change name to Calvert
                  Variable Series, Inc., and to change the name of each series, incorporated by reference to Post-Effective Amendment No. 33, dated 2/11/98.

         (2)      By-laws of Acacia Capital Corporation,
                  incorporated by reference to Pre-Effective
                  Amendment No. 1, dated 8/10/83.

         (a) Amended By-laws of Acacia Capital Corporation, incorporated by reference to Post-Effective
                  Amendment No. 31, dated 2/7/96.

         (4) Specimen Stock Certificate, incorporated by reference to Pre-Effective Amendment No. 1, dated 8/10/83.

         (5)      Investment Advisory Agreement and
                  Sub-Investment Advisory Agreements, incorporated by reference to Post-Effective Agreement No. 31, dated 2/7/96.

         (7) Deferred Compensation Agreement, incorporated by reference to Post-Effective Agreement No. 31, dated 2/7/96.

         (8) Custody Agreement incorporated by reference to Pre-Effective Amendment No. 1, dated 8/10/83.

         (9) Shared Funding Agreement, incorporated by reference to Post-Effective Amendment No. 10, dated 3/2/89.

         (9.a) Transfer Agency Contract and Shareholder Servicing Contract, filed herewith.

         (10)     Opinion and Consent of Counsel.

         (11)     Consent of Independent Auditors to Use of
                  Report.

         (13) Letter Regarding Initial Capital, incorporated by reference to Pre-Effective Amendment No. 1, dated 8/10/83.

         (16)     Schedule for Computation of Performance
                  Quotation incorporated by reference to
                  Registrant's Post-Effective Amendment No. 9, dated 5/2/88, and Post-Effective Amendment No.
                  11, 4/20/90.

Exhibits 3, 6, 12, 14, 15, 17 and 18 are omitted because they are inapplicable.


Item 25.  Persons Controlled by or Under Common Control With Registrant

         Not applicable.


Item 26.  Number of Holders of Securities

                                            Number of Record-
                                            Holders as of
Title of Series                             March 31, 1998

Calvert Social Balanced                     26
         (formerly Calvert Responsibly Invested Balanced Series)

Calvert Social Mid-Cap Growth               10
         (formerly Calvert Responsibly Invested Capital Accumulation Series)

Calvert Social Money Market                 6
         (formerly Calvert Responsibly Invested Money Market Series)

Calvert Social Small-Cap Growth             8
         (formerly Calvert Responsibly Invested Strategic Growth Series)

Calvert Social International Equity         5
         (formerly Calvert Responsibly Invested Global Equity Series)


Item 27.          Indemnification

         Registrant's Bylaws, Exhibit 2 to this Registration Statement, provide that officers and directors will be indemnified by the Fund against liabilities and expenses incurred by such persons in connection with actions, suits, or proceedings arising out of their offices or duties of employment, except that no indemnification can be made to a person who has been adjudged liable of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. In the absence of such an adjudication, the determination of eligibility for indemnification shall be made by independent counsel in a written opinion or by the vote of a majority of a quorum of directors who are neither "interested persons" of Registrant, as that term is defined in
Section 2(a)(19) of the Investment Company Act of 1940, nor parties to the proceeding.

         Registrant's Articles of Incorporation also provide that Registrant may purchase and maintain liability insurance on behalf of any officer, director, employee or agent against any liabilities arising from such status. In this regard, Registrant maintains a Directors & Officers (Partners) Liability Insurance Policy with Chubb Group of Insurance Companies, 15 Mountain View Road, Warren, New Jersey 07061, providing Registrant with $5 million in directors and officers liability coverage, plus $3 million in excess directors and officers liability coverage for the independent trustees/directors only. Registrant also maintains a $9 million Investment Company Blanket Bond issued by ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont, 05402, and an additional $5 million in excess of $9 million blanket bond with Chubb Group of Insurance Companies, 15 Mountain View Road, Warren,
New Jersey 07061.


Item 28. Business and Other Connections of Investment Adviser

                           Name of Company, Principal
Name                       Business and Address                   Capacity


Barbara J. Krumsiek        Acacia Capital Corporation             Officer
                           Calvert Municipal Fund, Inc.            and
                           Calvert World Values Fund, Inc.        Director

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income                      and
                           Calvert Tax-Free Reserves              Trustee
                           Calvert Social Investment Fund
                           Calvert Cash Reserves
                           The Calvert Fund

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor                      and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Group, Ltd.                    Officer
                           Holding Company                         and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent                          and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company                        and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Distributors, Inc.             Officer
                           Broker-Dealer                           and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert-Sloan Advisers, LLC            Director
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert New World Fund, Inc.           Director
                           Investment Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           --------------
                           Alliance Capital Mgmt. L.P.      Sr. Vice President
                           Mutual Fund Division                   Director
                           1345 Avenue of the Americas
                           New York, NY 10105
                           --------------


Ronald M. Wolfsheimer      First Variable Rate Fund               Officer
                            for Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           --------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company                         and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Distributors, Inc.             Director
                           Broker-Dealer                           and
                           4550 Montgomery Avenue                 Officer
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


David R. Rochat            First Variable Rate Fund               Officer
                            for Government Income                  and
                           Calvert Tax-Free Reserves              Trustee
                           Calvert Cash Reserves
                           The Calvert Fund

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Municipal Fund, Inc.           Officer
                           Investment Company                      and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor                      and
                           4550 Montgomery Avenue                 Director
                           Bethesda, Maryland 20814
                           ---------------
                           Chelsea Securities, Inc.               Officer
                           Securities Firm                         and
                           Post Office Box 93                     Director
                           Chelsea, Vermont 05038
                           ---------------
                           Grady, Berwald & Co.                   Officer
                           Holding Company                         and
                           43A South Finley Avenue                Director
                           Basking Ridge, NJ 07920
                           ---------------


Reno J. Martini            Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           First Variable Rate Fund               Officer
                            for Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert New World Fund, Inc.           Director
                           Investment Company                      and
                           4550 Montgomery Avenue                 Officer
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert-Sloan Advisers, LLC            Director
                           Investment Advisor                      and
                           4550 Montgomery Avenue                 Officer
                           Bethesda, Maryland 20814
                           ---------------


Charles T. Nason           Acacia Mutual Life Insurance           Officer
                           Acacia National Life Insurance         and Director

                           Insurance Companies
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Acacia Financial Corporation           Officer
                           Holding Company                         and
                           7315 Wisconsin Avenue                  Director
                           Bethesda, Maryland 20814
                           ---------------
                           Gardner Montgomery Company             Director
                           Tax Return Preparation Services
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Acacia Federal Savings Bank            Director
                           Savings Bank
                           7600-B Leesburg Pike
                           Falls Church, Virginia 22043
                           ---------------
                           Enterprise Resources, Inc.             Director
                           Business Support Services
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Acacia Insurance Management            Officer
                            Services Corporation                   and
                           Service Corporation                    Director
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Group, Ltd.                    Director
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Director
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Director
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Shareholder Services, Inc.     Director
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Social Investment Fund         Trustee
                           Investment Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           -----------------
                           The Advisors Group, Inc.               Director
                           Broker-Dealer and
                           Investment Advisor
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------


Robert-John H.             Acacia National Life Insurance         Officer
 Sands                     Insurance Company                       and
                           7315 Wisconsin Avenue                  Director
                           Bethesda, Maryland 20814
                           ----------------
                           Acacia Mutual Life Insurance           Officer
                           Insurance Company
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Acacia Financial Corporation           Officer
                           Holding Company                         and
                           7315 Wisconsin Avenue                  Director
                           Bethesda, Maryland 20814
                           ----------------
                           Acacia Federal Savings Bank            Officer
                           Savings Bank
                           7600-B Leesburg Pike
                           Falls Church, Virginia 22043
                           ---------------
                           Enterprise Resources, Inc.             Director
                           Business Support Services
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Acacia Realty Corporation              Officer
                           Real Estate Investments
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Acacia Insurance Management            Officer
                            Services Corporation                   and
                           Service Corporation                    Director
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Gardner Montgomery Company             Officer
                           Tax Return                             and
                            Preparation Services                  Director
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           The Advisors Group, Inc.               Director
                           Broker-Dealer and
                           Investment Advisor
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Group, Ltd.                    Director
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Director
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management, Co., Inc.    Director
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Shareholder Services, Inc.     Director
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


William M. Tartikoff       Acacia National Life Insurance         Officer
                           Insurance Company
                           7315 Wisconsin Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative                 Officer
                           Services Company
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co. Inc.      Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Distributors, Inc.             Director
                           Broker-Dealer                           and
                           4550 Montgomery Avenue                 Officer
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------


Susan Walker Bender        Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Distributors, Inc.             Officer
                           Broker-Dealer
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


Katherine Stoner           Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Distributors, Inc.             Officer
                           Broker-Dealer
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


Lisa Crossley Newton       Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Distributors, Inc.             Officer
                           Broker-Dealer
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


Ivy Wafford Duke           Calvert Group, Ltd.                    Officer
                           Holding Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Administrative Services Co.    Officer
                           Service Company
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------
                           Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Shareholder Services, Inc.     Officer
                           Transfer Agent
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert Distributors, Inc.             Officer
                           Broker-Dealer
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           Calvert-Sloan Advisers, LLC            Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ----------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.
                           Calvert New World Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ---------------


Daniel K. Hayes            Calvert Asset Management Co., Inc.     Officer
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------
                           First Variable Rate Fund for           Officer
                            Government Income
                           Calvert Tax-Free Reserves
                           Calvert Cash Reserves
                           Calvert Social Investment Fund
                           The Calvert Fund
                           Acacia Capital Corporation
                           Calvert Municipal Fund, Inc.
                           Calvert World Values Fund, Inc.

                           Investment Companies
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------


Steve Van Order            Calvert Asset Management               Officer
                           Company, Inc.
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------


Annette Krakovitz          Calvert Asset Management               Officer
                           Company, Inc.
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------


John Nichols               Calvert Asset Management               Officer
                           Company, Inc.
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------


David Leach                Calvert Asset Management               Officer
                           Company, Inc.
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------


Matthew D. Gelfand         Calvert Asset Management               Officer
                           Company, Inc.
                           Investment Advisor
                           4550 Montgomery Avenue
                           Bethesda, Maryland 20814
                           ------------------
                           Strategic Investment Management        Officer
                           Investment Advisor
                           1001 19th Street North
                           Arlington, Virginia 20009
                           ------------------

Item 29. Principal Underwriters

         (a) Registrant's principal underwriter also underwrites shares of Calvert Tax-Free Reserves, Calvert Social Investment Fund, Calvert Cash Reserves, The Calvert Fund, Calvert Municipal Fund, Inc., Calvert World Values Fund, Inc., Calvert New World Fund, Inc., and Acacia Capital Corporation.

         (b)      Positions of Underwriter's Officers and Directors

Name and Principal         Position(s) with               Position(s) with
Business Address           Underwriter                    Registrant

Barbara J. Krumsiek        Director and President         President and Trustee

Ronald M. Wolfsheimer      Director, Senior Vice          Treasurer
                           President and Chief Financial Officer

William M. Tartikoff       Director, Senior Vice          Vice President and
                           President and Secretary        Secretary

Craig Cloyed               Senior Vice President          None

Karen Becker               Vice President, Operations     None

Steve Cohen                Vice President                 None

Geoffrey Ashton            Regional Vice President        None

Martin Brown               Regional Vice President        None

Janet Haley                Regional Vice President        None

Ben Ogbogu                 Regional Vice President        None

Susan Walker Bender        Assistant Secretary            Assistant Secretary

Katherine Stoner           Assistant Secretary            Assistant Secretary

Lisa Crossley Newton       Assistant Secretary            Assistant Secretary
                           and Compliance Officer

Ivy Wafford Duke           Assistant Secretary            Assistant Secretary

         (c)      Inapplicable.


Item 30. Location of Accounts and Records

         Ronald M. Wolfsheimer, Treasurer
         and
         William M. Tartikoff, Assistant Secretary

         4550 Montgomery Avenue, Suite 1000N
         Bethesda, Maryland 20814


Item 31. Management Services

         Not Applicable


Item 32. Undertakings

         a)       Not Applicable

         b)       Not Applicable

         (c) The Registrant undertakes to furnish to each person to whom a Prospectus is delivered, a copy of the Registrant's latest Annual Report to Shareholders, upon request and without charge.


         SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Bethesda, and State of Maryland, on the 30th day of April, 1998.


         CALVERT VARIABLE SERIES, INC.
         (formerly named Acacia Capital Corporation)

         By:
         _______________**__________________
         Barbara J. Krumsiek
         President and Director


         SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.


Signature                               Title                     Date


__________**____________                President and             4/30/98
Barbara J. Krumsiek                     Director (Principal Executive Officer)


__________**____________                Principal Accounting      4/30/98
Ronald M. Wolfsheimer                   Officer


__________**____________                Director                  4/30/98
Charles E. Diehl


__________**____________                Director                  4/30/98
Arthur J. Pugh


__________**____________                Director                  4/30/98
South Trimble, III


__________**____________                Director                  4/30/98
Frank H. Blatz, Jr.



**By Ivy Wafford Duke as Attorney-in-fact, pursuant to Power of Attorney Forms on file.

EXHIBIT INDEX

Form N-1A
Item No.

Ex-1              Underwriting Agreement

Ex-23
24(b)(10)         Form of Opinion and Consent of Counsel

Ex-23A
24(b)(11)         Opinion of Accountants

Ex-24             Power of Attorney

Ex99.B9           Transfer Agent Contract

Ex99.B9  A        Shareholder Servicing Contract

Ex-27             Financial Date Schedules